SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TABLE OF CONTENTS

INVITATION
NOTICE OF MEETING
MANAGEMENT’S PROPOSAL FOR THE 55TH ANNUAL GENERAL MEETING
1. Procedures related to the Annual General Meeting hereby called
1.1.	Installation of the Annual General Meeting
1.2.	Qualification and Participation in the Annual General Meeting
1.3.	Representation at the Annual General Meeting
2. Matters to be resolved at the Annual General Meeting hereby called
ANNEX 01 - COMMENTS BY THE MANAGEMENT ON THE FINANCIAL POSITION OF THE COMPANY, UNDER THE TERMS OF ITEM 10 OF THE REFERENCE FORM, AS INDICATED IN ANNEX "A" OF CVM No. 552, OF OCTOBER 09, 2014		12
ANNEX 02 - INFORMATION RELATED TO THE CANDIDATES FOR THE BOARD OF DIRECTORS APPOINTED BY THE CONTROLLING SHAREHOLDERS		98
ANNEX 03 - INFORMATION RELATED TO CANDIDATES FOR THE FISCAL COUNCIL APPOINTED BY THE CONTROLLING SHAREHOLDERS		108
ANNEX 04 - SETTING THE COMPENSATION FOR DIRECTORS AND MEMBERS OF THE FISCAL COUNCIL		117
ANNEX 05 - COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS, FISCAL COUNCIL AND EXECUTIVE BOARD IN ACCORDANCE WITH SECTION 13 OF THE REFERENCE FORM, AS INDICATED IN ANNEX "A" OF CVM No. 552, OF OCTOBER 09, 2014		119
ANNEX 06 - RULES FOR ELECTION OF MEMBERS TO THE BOARD OF DIRECTORS, FISCAL COUNCIL BY THE NON-CONTROLLING SHAREHOLDERS		137

INVITATION

Date: April 30, 2015

Time (Brasília): 2:00 p.m.

Place:  Company Headquarters, Setor Comercial Norte, Quadra 04, Bloco “B,” No. 100, Room 203 of Edifício Centro Empresarial VARIG – Brasília – FD

Event: Annual General Meeting

Matters to be decided:

1. Examine, discuss, and vote on the Company’s Complete Financial Statements, for the corporate fiscal year ending on December 31, 2014;

2. Decide on management’s proposal for allocating the result of the corporate fiscal year ending on December 31, 2014;

3. Elect the members of the Board of Directors and appoint, among the members elected, its Chairman;

4. Elect the members of the Fiscal Council and respective alternates; and

5. Compensation of the members of the Board of Directors, Fiscal Council and Executive Board.

MINISTRY OF ENERGY AND MINES

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

(Publicly-held company)

CNPJ. No. 00001180/0001-26

NOTICE OF MEETING

55th Annual General Meeting

We invite the Shareholders of Centrais Elétricas Brasileiras S.A  - Eletrobras (“Company”) to meet at the Company’s headquarters, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B,” No. 100, Room 203 of Edifício Centro Empresarial VARIG – Brasília – FD, on 30 April 2015, at 2:00 p.m., in a Annual General Meeting which shall take place upon first notification with the presence of shareholders representing at least 25% (twenty-five percent) of the voting capital of the Company, to decide on the following Order of the Day:

1. Examine, discuss, and vote on the Company’s Complete Financial Statements, for the corporate fiscal year ending on December 31, 2014;

2. Decide on management’s proposal for allocating the result of the corporate fiscal year ending on December 31, 2014;

3. Elect the members of the Board of Directors and appoint, among the members elected, its Chairman;

4. Elect the members of the Fiscal Council and respective alternates; and

5. Compensation of the members of the Board of Directors, Fiscal Council and Executive Board.

Under the terms of the paragraph of Article 126 of Federal Law No. 6,404/1976, as amended (“Corporate Law”) and the decision of the Honorable Directors of the CVM in proceeding CVM RJ2014/3578, on 04 November 2014, shareholders may be represented in the general meeting: (i) if a natural person, by a proxy established at least 1 (one) year in advance (who is a shareholder, director of the Company, or an attorney properly registered in the lists of the Order of Attorneys of Brazil), (ii) if a legal person, through its legal representatives or through a proxy named under the terms of its articles of organization and according to the rules of the Brazilian Civil Code, (iii) if an investment fund, by its director and/or manager, or by a proxy named under the terms of its articles of organization and according to the rules of the Brazilian Civil Code.

Shareholders shall present the following documents to ensure admission into the Meeting (Art. 5th, caput, of CVM Instruction No. 481, of 12.17.2009):

•         An official identification document with a photo;

•         An authenticated copy of the updated articles of organization (corporate bylaws or articles of incorporation), in case of a legal person;

•         Original or authenticated photocopy of a power of attorney granted by the shareholder; and

•      Original copy of the statement of shareholdings provided by the depositary institution or by the custodian, identifying the status as shareholder.

Under the terms of the paragraph of Article 43 of the Company’s Corporate Bylaws, the delivery of the documents proving the status of shareholder and agency is requested at least 72 (seventy-two) hours prior to the time the Annual General Meeting hereby noticed is held, at the Investor Relations Department – DFR, Market Service Division – DFRM, at Avenida Presidente Vargas, No. 409 – 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8:00 a.m. to noon and from 2:00 pm to 5:00 pm.  However, all shareholders who appear with the documentation needed to participate in the meeting shall be allowed to attend the Annual General Meeting hereby noticed.

As stipulated in Article 141 of the Corporate Law and Articles 1 and 3rd of CVM Instruction No. 165, of 11 December 1991, as amended, Shareholders representing at least 5% (five percent) of the voting capital of the Company may request the adoption of the cumulative voting process for the election of the members of the Company’s Board of Directors, provided that the legal time frame of 48 (forty-eight) hours in advance of the date the Annual General Meeting hereby noticed is held, is met.

Decisions shall be taken in the Annual General Meeting hereby noticed by a majority vote, the vote of each shareholder being proportional to his interest in the capital stock of the Company.

Pursuant to Art. 133, § 1 of the Corporate Law and Art. 9th of CVM Instruction No. 481, of 17 December 2009, as amended (“CVM Instruction 481”), all documentation pertaining to the matters which shall be decided by the Annual General Meeting will be available to shareholders at the Investor Relations Department – DFR, Market Service Division – DFRM, at Avenida Presidente Vargas, No. 409 – 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, and on the websites of the Company (www.eletrobras.com/elb/ri), the CVM (www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

Brasília, 27 March 2015.

MÁRCIO PEREIRA ZIMMERMANN

President of the Board of Directors

MANAGEMENT’S PROPOSAL FOR THE 55TH ANNUAL GENERAL MEETING

1.  Procedures related to the Annual General Meeting hereby noticed

To facilitate the understanding and appearance of the Shareholders at the Annual General Meeting hereby noticed, the Company lists, below, some relevant information related to the procedures for calling to order, participating in, and conducting the meeting.

1.1.   Calling the Annual General Meeting to Order

Under the terms of Article 125 of the Corporate Law, for a Annual General Meeting to be called to order upon first notification, the proper appearance of shareholders and/or their legal representatives holding an interest corresponding to at least 25% (twenty-five percent) of the voting capital of the Company, must appear.

If that percentage is not reached, a new notice shall be issued, at least 08 (eight) days in advance, after which the Annual General Meeting shall be called to order regardless of the number of shareholders.

1.2.  Authorization and Participation in the Annual General Meeting

To participate in the Annual General Meeting hereby noticed, Shareholders shall prove their capacity as Company shareholders, by presenting the following documents:

(a) a statement issued by the financial institution depositary of the book-entry shares which they own containing an indication of the respective shareholding, dated at least 02 (two) days prior to the date the Annual General Meeting is held;

(b) a proxy instrument, granted and regularized pursuant to the law, if the shareholder is represented, the document or a copy;

(c) the document or a copy of an identification document, legally recognized as such, with a recent photo and valid nationally, within its valid period, if applicable, in the case of a natural person;

(d) a copy of the updated articles of organization and the document which grants the representative sufficient powers of attorney for representation within the Annual General Meeting, in the case of a legal person;

For the purpose of the documents stipulated in item (d), the Company shall abide by (i) corporate bylaws and articles of incorporation, in a certificate from the respective registry, uncertified copies of the original, provided that they are accompanied by a certificate issued by the registry or its authenticated copy, attesting that the document or authenticated copy of the recorded document is recorded; and (ii) specifically in relation to a document which grants the representative powers of attorney to vote in behalf of a legal person shareholder, if it is a private mandate instrument, it shall contain a recognized signature of the grantor or its representatives, as the case may be.  If such document involves a meeting of the board of directors, the shareholder shall first provide proof that the document was filed and published in the competent registry.

In the case of legal persons with representatives who are not named in the bylaws / articles of organization themselves or by some naming procedure in a separate act, the shareholder must prove the validity of the naming by providing proof that the document was filed in the respective registry.

In the case of investment funds, the representative shall prove his capacity as fund administrator or an agent duly named by it, pursuant to the law applicable to it.

In the case of foreign legal persons, the documentation that proves the powers of representation shall go through a notarization and consularization process.  Under the terms of the Introductory Law to the Rules of Brazilian Law (Decree-Law No. 4,657, of 4 September 1942, as amended), documents written in other languages shall only be accepted by presentation of a sworn translation.

Under the terms of the paragraph of Article 43 of the Company’s Corporate Bylaws, delivery of the documents providing status as a shareholder and agency shall occur within up to 72 (seventy-two) hours prior to the time the Annual General Meeting hereby noticed is held, at the Department of Investor Relations – DFR, Market Service Division – DFRM, at Avenida Presidente Vargas, No. 409 – 9th Floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8:00 a.m. to noon and from 2:00 pm to 5:00 pm.

1.3.  Representation in the Annual General Meeting

Under the terms of the paragraph of Article 126 of the Corporate Law and the decision of the Honorable Directors of the CVM in proceeding CVM RJ2014/3578, on 04 November 2014, shareholders may be represented in the general meeting as follows: (a) if a natural person, by a proxy established at least 1 (one) year in advance (who is a shareholder, director of the Company, or an attorney properly registered in the lists of the Order of Attorneys of Brazil), (b) if a legal person, through its legal representatives or through a proxy named under the terms of its articles of organization and according to the rules of the Brazilian Civil Code, (c) if an investment fund, by its director and/or manager, or by a proxy named under the terms of its articles of organization and according to the rules of the Brazilian Civil Code.

2.  Matters to be decided in the Annual General Meeting hereby convened

2.1.  Examine, discuss, and vote on the Company’s Complete Financial Statements, for the corporate fiscal year ending on December 31, 2014;

Under the terms of Article 132 of the Corporate Law, within 04 (four) months after the end of the corporate fiscal year, shareholders of the companies governed by it must meet to decide on the approval of the Financial Statements related to the prior fiscal year, among other things.

The Company informs its shareholders, that from today (inclusive), the Company’s Complete Annual Financial Statements, accompanied by the Management Report, the Report of the Independent Auditors and the Opinion of the Company’s Fiscal Council, related to the corporate fiscal year ending on December 31, 2014, are available for consultation at the Company’s headquarters or at the address of its Investor Relations Department – DFR, as well as on the websites of the Company (www.eletrobras.com/elb/ri), CVM (www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).  In that regard, the Company notes that, under the terms of Article 133 of the Corporate Law, the notices related to the availability of the aforementioned documentation were published in the newspapers normally used by the Company.

The publication of the Company’s Complete Annual Financial Statements, accompanied by the Management Report, the Report of the Independent Auditors, related to the corporate fiscal year ending on December 31, 2014, will occur at the appropriate time, under the terms of paragraph 3 of Article 133 of the Corporate Law.

Additionally, in compliance with CVM Instruction 481, the Company, 01 (one) month in advance of the date set for holding the Annual General Meeting of Shareholders, to be held on 30 April 2014, reports the following regarding the documents listed below:

•   Complete Annual Financial Statements; Management Report on the company’s business and principal administrative factors; Report of the Independent Auditors; and Opinion of the Fiscal Council, all related to the fiscal year ending on December 31, 2014:

The Company’s Complete Annual Financial Statements, including the Management Report, the Report of the Independent Auditors by KPMG Auditores Independentes and the Opinion of the Fiscal Council, which approved them, all related to the corporate fiscal year ending on December 31, 2014, were filed with the Securities Commission (“CVM”) and BM&FBOVESPA, on 27 March 2015, and they are available on the websites of the Company (www.eletrobras.com/elb/ri), the CVM (www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

•       Comments by the Management on the financial position of the Company, under the terms of Section 10 of the CVM Reference Form.

The comments of the Directors on the financial position of the Company under the terms of Section 10 of the Reference Formula, are found in Annex 01 of this document.

•       Standardized Financial Statements Form - DFP

The Standardized Financial Statements Form – DFP was sent on the same day as the Complete Annual Financial Statements were sent, which was 27 March 2015, and are available on the websites of the Company (www.eletrobras.com/elb/ri), the CVM (www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

2.2.  Decide on management’s proposal for allocating the result of the corporate fiscal year ending on December 31, 2014;

Under the terms of Article 132 of the Corporate Law, within 04 (four) months after the end of the corporate fiscal years, shareholders of the companies governed by it shall meet, to decide on the allocation of the results and the distribution of the profit related to the prior corporate fiscal year.

In this regard, considering that as determined in the Annual Financial Statements, complete, related to the corporate fiscal year ending on December 31, 2014 the Company recorded a loss of R$ 2,963 million, there will be no profit to distribute.

The negative result will be fully absorbed by retained profit and the legal reserve under the terms of Article 189 of the Corporate Law.

However, it is necessary to clarify that, if the Directors’ proposal for the allocation of the results as described above is approved, after the aforementioned absorption of the loss for the 2014 corporate fiscal year through retained earnings, there will not be a sufficient balance in retained earnings which can be used, as allowed by Article 201 of the Corporate Law, to support the declaration and payment of dividends to the Shareholders.

Finally, in view of the fact that a loss was recorded in the 2014 corporate fiscal year, under the terms of Official Circular CVM/SEP/02/2015 and the decision of the Honorable Board of the CVM issued as part of CVM Procedure RJ2010/14687, the Company will not present the information indicated in Annex 9-1-II of CVM Instruction 481.

2.3.  Elect the members of the Board of Directors and appoint, among the members elected, its Chairman;

Article 17 of the Corporate Bylaws of the Company stipulate that the term of office of members of the Company’s Board of Directors will be 01 (one) year, allowing for reelection.

Thus, considering that the current members of the Company’s Board of Directors were elected in the Company’s Annual General Meeting held on 30 April 2014, a new election is required.

On this matter the Company’s Corporate Bylaws stipulate that the Board of Directors shall be comprised of 10 (ten) members, of which: (i) 06 (six) members are appointed by the Ministry of State for Mines and Energy; (ii) 01 (one) member is appointed by the Ministry of State for Planning, Budgeting, and Management; (iii) 01 (one) member is elected by the minority shareholders holding common stock; (iv) 01 (one) member is elected by shareholders holding preferred stock, which represents at least 10% (ten percent) of the Company’s capital stock, through a separate vote, pursuant to the Corporate Law; and (v) 01 (one) member is elected by the employees of the Company, in a procedure specifically performed to that end, under the terms of current law.

Considering the election of members of the Board of Directors, the information on the candidates indicated or supported by Management or by the controlling shareholders, under the terms of items 12.5 to 12.10 of the Reference Form, as required by CVM Instruction 481, are in Annex 02 (Board of Directs) of this document.

Under the terms of Official Circular CVM/SEP Nº 02/2015, the possible scenarios for the election of members to the Board of Directors by noncontrolling shareholders are found in annex 06 of this document.

2.4.  Elect the members of the Fiscal Council and respective alternates;

Article 36 of the Company’s Corporate Bylaws stipulates that the Company’s Fiscal Council shall operate permanently, it shall be comprised of 05 (five) members and their respective alternates and the term of office of its members shall be 01 (one) year, reelection being allowed.

Thus, considering that the current members of the Company’s Fiscal Council and their alternates were elected in the Company’s Annual General Meeting held on 30 April 2014, a new election is required.

Regarding the composition of the Company’s Fiscal Council, the Corporate Bylaws stipulate that it will be comprised of 05 (five) members and their alternates, where: (i) 01 (one) member and his respective alternate, named by the Minister of State for the Treasury, as representative of the National Treasury; (ii) one (one) member and his respective alternate, named by minority common shareholders and elected by them in a separate vote; (iii) 01 (one) member and his respective alternate, named by shareholders holding preferred shares and elected through a separate vote; and the 02 (two) remaining members and their respective alternates elected through the majority principle, by the shareholders holding voting shares present in the Annual General Meeting.

Under the terms of items 12.5 to 12.10 of the CVM Reference Form, as required by CVM Instruction 481, taking into account the election of members to the Fiscal Council, the information on the candidates named or supported by Management or by the controlling shareholders is found in Annex 03 (Fiscal Council) of this document.

Under the terms of Official Circular CVM/SEP Nº 02/2015, the possible scenarios for the election of members to the Fiscal Council by noncontrolling shareholders are found in annex 06 of this document.

2.5.  Set the overall compensation of the directors of the Company.

The Corporate Law and the Company’s Corporate Bylaws grant the General Meeting the right to set the overall compensation of the directors and the members of the Fiscal Council.  Thus, taking into account the election of new members of the Company’s Board and Fiscal Council, it is necessary to set the overall amount of compensation of the directors for the period corresponding to their terms of office, which will end at the next Annual General Meeting.

Thus, considering their responsibilities, the time spent on their work, competence and professional reputations, the risks they assume and the market value of this type of service the Company proposes the following sums as overall compensation of the directors and members of the Fiscal Council for the period corresponding to their terms of office, which will end at the next Annual General Meeting:

a)    R$ 10,163,381.94 (ten million one hundred and sixty-three thousand one three hundred and eighty-one reais and ninety-four centavos) as the overall amount to be allocated and distributed to the members of the Management Committee and Board of Directors; and

b)    R$ 456,990.46 (four hundred and fifty-six thousand nine hundred and ninety reais and forty-six centavos) for the members of the Fiscal Council as the overall amount to be allocated and distributed to the members of the Fiscal Council.

Considering the setting of compensation for the directors and the members of the Fiscal Council, the proposal for the compensation of directors and the members of the Fiscal Council is better detailed in Annex 04 of this document and the information indicated in

Section 13 of the Reference Form, as required by CVM Instruction 481, in Annex 05 of this document.

Rio de Janeiro 27 March 2015

José da Costa Carvalho Neto

President

Annex 01

Comments of the Management on the financial position of the Company, under the terms of item 10 of the Reference Form, as indicated in Annex “A” of CVM Instruction No. 552, of 09 October 2014

10.1 – General financial and equity conditions

a) general financial and equity conditions

Eletrobras is a company operating in the generation, transmission, trading, and distribution of electricity, as well as the performance of research and services aimed at energy efficiency.  Eletrobras is the largest electricity company in Latin America, with a total installed generating capacity of 44,156 MW on December 31, 2014, corresponding to 33% of the total installed capacity in Brazil, 90% of this installed capacity comes from low greenhouse gas emission sources.  The Company also has network of transmission lines covering the nation with approximately 61,476 km of transmission lines, corresponding to around 48.8% of total high- and extra-high voltage transmission lines in Brazil, from 230 kV to 750 kV.  Eletrobras also had, on that same date, a distribution area that served more than 6.6 million consumers through a 463,371 km distribution system.

2014 brought a challenge in addition to the ones that Eletrobras was already facing with focus and determination:  an unprecedented water crisis, which beyond affecting the water supply for millions of Brazilians, also harmed the generation of electricity by our hydroelectric plants.

As a result and aiming to preserve Brazilian reservoirs, hydroelectric operations were limited by the National System Operator (ONS) and Eletrobras was unable to generate electricity in a sufficient volume to meet the its contracts. This insufficiency in generation brought its exposure to the short-term energy market, financially settled by the PLD - Settlement of Differences Price, which had reached very high levels. Similarly, our distributors suffered from involuntary exposure to short-term energy market and the increase of generation of thermoelectric plants that operated throughout the period.

Despite this scenario, dominated by a non-recurring event that negatively impacted its financial results, Eletrobras maintained its commitment to generating and transmitting energy for the development of the country, though that nonrecurring event negatively impacted the Company’s accounting results.

During 2014 the Company continued its process of corporate reorganization, in order to improve its operating and financial results.

The restructuring of business processes, readjustment of costs in relation to revenue and optimization of operations among the Eletrobras Companies, matters which were already being dealt with in recent years, were intensified in 2014 and they remain on the schedule for 2015.  From this year, the company will have a major planning tool, which will help the Company face future challenges – the 2015-2030 Eletrobras Companies Strategic Plan, approved by its Board of Directors at the end of November 2014.  The Plan proposes a daring vision for the Company:  to be among the three largest global companies in clean energy and among the ten largest in the world in electricity, with profits comparable to the best in the sector and being recognized by all its interested publics.

After updating its 2015-2030 Eletrobras Companies Strategic Plan, Eletrobras is updating its Master Business and Management Plan for the 2015-2019 horizon.  The focus remains on the expansion of its transmission and generation business, with value added through innovation in our businesses.

Another important milestone was the approval and implementation of the Eletrobras companies Compliance Program, in adaptation to the Brazilian anti-corruption law (Law 12,846/2013) and for the Foreign Corrupt Practices Act – FCPA for the Eletrobras Companies, reinforcing the Company’s internal and external control processes.  Thus our interested publics, especially investors, trust the transparences of the Company’s processes more.  Everyone gains with that.

In 2014, R$ 11.4 billion was invested, divided between generation (R$ 6.3 billion), transmission (R$ 4.0 billion), distribution (R$ 729 million) and others (R$ 370 million), representing approximately 78.2% of the total budgeted at R$ 14.7 billion. From held until December, R$ 6.3 billion were invested in corporate ventures, in which Eletrobras has full responsibility, and R$ 5.1 billion referred to the relative shares of the Special Purpose Entities (SPEs). Were added to the interconnected system, along with its partners, 2,452 MW in generation and 4904 km of transmission lines.

At the end of 2014, Eletrobras had under construction about 21,611 MW of installed capacity in generation and 10,907 km of transmission lines, including the participation of its partners. Among the generation projects under construction, went into operation this year the new generating units of the hydroelectric Santo Antonio and hydroelectric Jirau and wind Rei dos Ventos 1, Rei dos Ventos 3 and Miassaba 3. In the transmission segment, the highlight was the completion of the works of the transmission system of hydroelectric power plants on the Madeira River.

With regard to the receiving process of further indemnifies resulting from the concessions extended in the light of Law 12,783/2013, the total amount claimed to date by companies Generation and Transmission Eletrobras already forwarded to ANEEL their Appraisal Reports (for transmission) and Investment Reports (for Generation), is R$ 15.08 billion. During the year 2015, it will be presented an Appraisal Report by Furnas and Investments Reports by Furnas and Eletronorte that are in development will be presented. The effects of the claimed values in the financial statements are conditioned to final approvals by ANEEL.

Eletrobras distribution companies obtained an increase of approximately 151 thousand customers, while the default rate had a significant decrease over the year, the result of a systematic plan of judicial and administrative charges. With regard to combating losses, was given continue the Projeto Energia +, in partnership with the World Bank, which includes the deployment of advanced metering infrastructure and rehabilitation and reform of distribution networks. In early 2015, has been completed the final stage of the acquisition of control of distribution company of the state of Goiás, CELG D, concessionaire responsible for servicing 237 municipalities - more than 98.7% of Goiás - serving to 2.61 million consumer units and covers a 336,871 km2 concession area.

2014 was advantageous for Eletrobras in terms of recognition. For the third consecutive year, Eletrobras was listed on the Dow Jones Sustainability Emerging Markets Index, an index comprised of 86 companies, only 17 of which are Brazilian and only three in the electricity sector, and it serves to indicate the companies that adopt the best governance practices.  Beyond that, for the eighth year in a row, Eletrobras was part of the São Paulo Stock Exchange (BM&FBovespa) Business Sustainability Index (ISE).

These achievements show Eletrobras’ effort, through its employees and associates, to continuously promote improvements in its business practices, led by ethics, transparency, and social and environmental responsibility.  Eletrobras’ actions are also recognized in the press. The magazine Época Negócios included Eletrobras in the ranking of the 100 most prestigious brands in Brazil – the company’s brand is the most prestigious in the energy sector and the 64th in the general ranking.

The recognitions obtained, the challenges faced, and the management instruments that we are implementing, lead us to believe that 2015 will be a great year for Eletrobras.  The road is long and the challenges are big, but up to our position as the largest electricity company in Latin America and one of the biggest companies in the world in the electricity sector.

During the fiscal year ending on December 31, 2014, Eletrobras’ revenue increased by 26.4% in relation to the corporate fiscal year ending on December 31, 2013, reflecting, mainly, the increase seen in income derived from the sale of electricity (generation) and the supply of electricity (distribution).

The table below shows our gross revenue by operating segment for the periods indicated:

	Fiscal year ending on 31 December
	2014	2013	2012
	(in millions of reais)
Generation	21,256	17,240	18,883
Transmission	4,702	4,505	7,358
Distribution	8,222	5,433	6,445
Other	1,446	1,008	962

In relation to this item 10 of the CVM Reference Form, we would like to explain that, according to guidelines from Official Circular/CVM/SEP Nº 02/2015, the amounts reported refer to Eletrobras’ consolidated accounting information.

Eletrobras restated its consolidated financial statements for the fiscal year ending on December 31, 2012 as a result of the adoption, on January 1, 2013 (with the corresponding restatement of its opening balance sheet at January 1, 2012), of IFRS 11 (Joint Arrangements) (“IFRS 11”).  Eletrobras applied IFRS 11 retroactively to 2012 for comparison purposes, under the terms of IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors).  The adoption of this new statement impacted several lines in Eletrobras’ financial statements related to the method of accounting for the results of joint ventures (joint ventures), which are not recognized using the equity method, instead of the proportional consolidation method used prior to the adoption of IFRS 11.  See note 3C.1 to the consolidated financial statements for a description of this statement and its impact on Eletrobras’ consolidated financial statements.  Eletrobras applied the IFRS from January 1, 2012, based on  amendments issued in relation to IFRS 10, 11, and 12 revising the transition rules to do away with comprehensive retroactive application.  Because of those amendments, Eletrobras retroactively adjusted its financial statements for the fiscal year immediately prior to the initial date of application (January 1, 2013) (“Immediately Prior Period”).  Consequently, the financial information for the fiscal years ending on December 31, 2013 and 2012 reflect the effects of IFRS 11 and those statements are fully comparable.  Because the Company was not obligated and did not restate its financial statements for the fiscal year ending on 31 December 2011 (except for assets and liabilities, which were restated), those consolidated financial statements are not directly comparable to the consolidated financial statements for fiscal years 2012 and 2013. In addition, in relation to the fiscal year ending on December 31, 2013, Eletrobras changed the method of presenting its segments, so as to better illustrate the operations of each segment and to better reflect how it manages its business. Under the terms of the new segment structure reported, Eletrobras continues to segment its principal operations into the Brazilian energy generation, transmission, and distribution markets.  However, the Company will no longer eliminate the balances of operations among the segments.  This is a change in relation to prior fiscal years, in which the balances of the segments were presented net of eliminations among them.  Eletrobras’ financial information at December 31, 2012 is derived from Eletrobras’ audited consolidated financial statements.  Taking into account that those financial statements and the corresponding financial information were not restated to reflect the change in the method of presenting the segments described above, they are not comparable to the consolidated financial statements and the corresponding financial information for the fiscal years ending on December 31, 2012 and 2013. Thus, for the purpose of ensuring comparability, the numbers related to the fiscal year ending on December 31, 2012 contained in this item 10 were adjusted according to the effects indicated above.

The Company's management revised the calculation of the present value of finance leases related to the assets of independent producers, which have energy supply contract for the subsidiary Amazonas Energia, and identified inaccuracies to be corrected retrospectively, as required CPC 23 - Accounting Policies, Estimates and Errors changes. Thus, the figures for the years ended December 31, 2013 and January 1, 2013, presented for comparative purposes have been restated. Thus, for purposes of ensuring comparability, the figures for the year ended December 31, 2013 included in this item 10 were adjusted according to the above effects.

In addition, for the better presentation of its financial statements related to the fiscal year ending on December 31, 2014, Eletrobras proceeded to reclassify certain items on its statement of results, with effects on the comparative information related to the fiscal year ended on December 31, 2012.  Because of that reclassification, Eletrobras started to present its direct costs in a specific field on the statement of results, thus comprising its gross profit.

For further information on the effects of those changes in Eletrobras’ financial statements, see item 10.4 below.

b) capital structure

Eletrobras ended 2014 with net debt of approximately R$ 15.1 billion, compared to net debt of R$ 2.3 billion at December 31, 2013 and negative net debt (net receivables) of R$ 3.7 billion at December 31, 2012. Eletrobras’ long-term debt, excluding the amount corresponding to the Reversion Global Reserve (RGR), corresponded to 20.9% of the Company’s total debt at December 31, 2014.

The table below evidences the calculation of Eletrobras’ net debt and degree of leverage for the periods indicated:

	At 31 December
R$ billion, except percentages	2014	2013	2012
Financing payable without RGR	32.1	24.3	17.8
(-) Cash and cash equivalents + Bonds and securities	5.1	9.9	9.3

(-) Financing receivable without RGR	9.2	12.1	12.3

(-) Reimbursement Itaipu¹	2.6	-	-
Net Debt	15.2	2.3	(3.7)
Shareholders’ Equity	56.8	61.0	67.3
Net Leverage	26.8%	3.8%	-5.5%

¹ This corresponds to the amount repaid to the Eletrobras because of the need to purchase and sale of all energy resources belonging to Brazil generated by Itaipu Binacional, under the Treaty signed on April 26, 1973 between Brazil and Paraguay. Disregarding this value, net debt would be R$ 15.1 billion and net leverage would be 31.3%.

The change in the indicator measured by the ratio between third-party liabilities and total liabilities went from 61% at December 31, 2013 to 60% at December 31, 2014 (53% on the same date in 2012).  Net leverage (measured by dividing net debt by the sum of net debt and Shareholders’ Equity), went from 3.7% at December 31, 2013 to 26.8% at December 31, 2014 ((5.5)% on the same date in 2012). Eletrobras’ Management Committee believes that that the rise in this indicator was due to the need to acquire financial indebtedness to meet the Company's investment plan, which was not fully supported by cash generation. In addition, because of their specific characteristics (as manager of the sector fund Reserva Global de Reversão - RGR – granting reimbursements), Eletrobras has certain entries in its liabilities which have matches in their assets. Excluding these amounts, the indicator measured by the ratio of third-party liabilities and total liabilities correspond, in December 31, 2014, to 57%.

c) payment capacity in relation to the financial commitments assumed

Eletrobras’ principal needs for funds refer to (i) paying for the improvement and expansion of its generation, transmission, and distribution projects, (ii) paying or rolling over debts, and (iii) ability to participate, through its subsidiaries, in auctions for new transmission lines and new generation contracts, given that, if Eletrobras is successful in any of those auctions, it will need additional funds to pay the costs for the investments needed to expand the applicable transactions.

In keeping with other companies in the sector, the Company monitors its commitments based on the financial leverage ratio.  That ratio corresponds to net debt divided by total capital.  Net debt, in turn, refers to all loans and financing (excluding the amount due to the RGR Fund including short- and long-term loans, as shown on the consolidated balance sheet), subtracted from the amount of cash and cash equivalents as well as the amount of Reimbursement (Itaipu).  Total capital is determined by the sum of Shareholders’ Equity, as shown on the consolidated balance sheet, and net debt.

Eletrobras’ risk rating, according to the risk rating agencies, is directly related to the risk rating obtained by Brazil, because the Union is the Company’s majority shareholder:

Agency	Rating National/Outlook	Last Report
Moody’s Issuer Rating	Baa3 (Negative)	05/07/2013
S&P LT Local Currency	BBB+ (Stable)	12/04/2014
S&P LT Foreign Currency	BBB- (Stable)	12/04/2014
Fitch LT Local Currency Issuer	BB (Stable)	01/22/2015
Fitch LT Foreign Currency Issuer	BB (Stable)	01/22/2015

The Management Committee believes that the credit rating given to the Company makes it possible to obtain loans and financing under competitive terms and conditions.

d) sources of financing for working capital and for investments in noncurrent assets

Eletrobras’ principal sources of financing for working capital and investments in noncurrent assets are (i) its own generation of operating cash flow, (ii) loans received from different national and international sources, such as sector funds, Caixa Econômica Federal (“CEF”), Banco do Brasil S.A (“BB”) and Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), (iii) funds from International credit Agencies; and (iv) possible issues of bonds in the international capital markets.  Beyond that, they derive from different financial investments that Eletrobras made with the BB, taking into account that Eletrobras is obligated by law to deposit any funds derived from its available cash in federal BB and CEF banks.

From time to time, Eletrobras considers new potential investment opportunities and it may finance those investments with money generated from its operations, loans, through the international capital market, increases in capital or other funding sources which might be available at the time in question.  At December 31, 2014 Eletrobras had the capacity to finance up to R$ 8.8 billion of its capital investments planned for 2015 with existing or receivable resources without turning to the capital markets.  The sources of those funds are (i) part of the income generated by Eletrobras through the sale of electricity; (ii) indemnization from the concessions renewed in the light of Law No. 12,783/2013 already approved by the grantor; (iii) the amounts to be reimbursed from the sale of energy generated by Itaipu; and (iv) receivables relating to the financing granted to Itaipu.

e) source of financing for working capital and for investments in noncurrent assets that it plans to use to meet liquidity deficiencies

If the Executive Officers of Eletrobras believe it necessary to take out loans to finance Eletrobras’ working capital and current liability obligations, they believe that Eletrobras currently has the ability to take them out.

If funds must be obtained to make investments in noncurrent assets, Eletrobras may obtain financing with BNDES, CEF, BB, multilateral agencies such as, for example, the Inter-American Development Bank (IDB), the International Bank for Reconstruction and Development (IBRD), Corporación Andina de Fomento (CAF), and Japan Bank for International Cooperation (JBIC), as well as to enter into transactions with financial institutions, mainly as “A/B Loans” (which consists of a multilateral institution given part of a loan and the other part a syndicate of institutions), and issuing bonds in the international capital market.

The terms of the financing, loans, or bonds that are issued should be compatible with Eletrobras’ construction schedule for energy generation and transmission projects, and the cost must be in accordance with the project’s cash flow, considering the competitive characteristics of energy generation and transmission concession auctions.  The Management Committee believes that the credit rating attributed to the Company by risk rating agencies allows it to obtain loans and financing at rates and under terms and conditions suitable for those projects.

f) debt levels and the characteristics of that debt, describing:  (i) material loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) degree of subordination among debts; and (iv) any restrictions imposed upon Eletrobras, especially in relation to debt limits and taking out new debt, the distribution of dividends, sale of assets, issuance of new securities and change of corporate control

On December 31, 2014, the ratio measured by the sum of current liabilities to noncurrent liabilities, divided by Shareholders’ Equity of Eletrobras was 154%. Because of its specific features (as manager of sector fund Reserva Global de Reversão - RGR, as well as shareholder in distribution companies located in the isolated system – which grants it with reimbursements), Eletrobras has certain entries in its liabilities which have matches in its assets. Excluding these values, the ratio of the sum of current liabilities to noncurrent liabilities divided by Shareholders’ Equity would amount, in December 31, 2014, 145%.

Loans and Financing

At December 31, 2014, loan and financing agreements amounted to R$ 39.5 billion, of which R$ 4.9 billion represented short-term obligations and R$ 34.6 billion corresponded to long-term obligations.  At December 31, 2013, loan and financing agreements amounted to R$ 32.4 billion, of which R$ 1.9 billion represented short-term obligations and R$ 30.5 billion corresponded to long-term obligations.  At December 31, 2012, loan and financing agreements amounted to R$ 26.6 billion, of which R$ 1.3 billion represented short-term obligations and R$ 25.3 billion corresponded to long-term obligations.

The table below shows the change in Eletrobras’ consolidated debt in the respective periods:

(In R$ thous.)	Interest Rate (Average)	Fiscal Year ending on 31 December
FOREIGN CURRENCY		2014	2013	2012
Financial Institutions
Financial Institutions
Inter-American Development Bank – ID	4.40%	505,840	440,878	342,192
BNP Paribas	2.51%	1,831,686	2,145,423	2,205,745
Corporación Andina de Fomento – CAF	3.86%	191,188	191,158	35,834
Kreditanstalt fur Wiederaufbau – KfW	2.15%	171,587	221,606	287,709
EximBank	1.53%	682,422	683,059	666,727
Other		233,211	111,018	41,021
		3,615,934	3,793,142	3,579,228
Bonds
Bonds – Dresdner Bank	7.75%	802,937	708,140	617,725
Bonds – Santander	6.87%	2,745,481	2,421,340	2,112,476
Bonds – Credit Suisse	5.75%	4,703,503	4,148,191	3,618,556
		8,251,921	7,277,671	6,348,757

Other		10,103	9,600	2,264
SUBTOTAL		11,877,958	11,080,413	9,930,249
NATIONAL CURRENCY
Reversion Global Reserve (RGR)		7,421,796	8,401,683	8,870,838
Other Intitutions		1,739,424	1,191,946	1,102,731
Banco do Brasil		5,308,481	1,949,388	990,625
Caixa Econômica Federal		5,080,210	2,433,268	846,544
BNDES		8,111,256	7,419,589	4,888,893
SUBTOTAL		27,661,167	21,395,874	16,699,931
TOTAL		39,539,125	32,476,287	26,629,880

The table below shows the payment schedule for Eletrobras’ total debt at December 31, 2014, in the total amount of R$ 39.539 billion:

Loans and Financing	Amortization Flow (base date December 31, 2014)
	(In thousands of R$ )	AV%
Short-Term
2015	4,931,531	12.5%
Long-Term
2016	3,194,679	8.1%
2017	4,080,343	10.3%
2018	4,206,734	10.6%
2019	5,015,289	12.7%
2020	2,142,395	5.4%
After 2020	15,968,154	40.4%
Total	39,539,125	100.00%

The table below shows the schedule for payment of the total debt of Eletrobras on December 31, 2014, totaling R$ 39,539 million:

(i) material loan and financing agreements

Financing taken by the Company:

The financing obtained by Eletrobras principally corresponds to financing taken out with BNDES, Caixa Econômica Federal and Banco do Brasil, as well as multilateral international agencies, such as the IDB, IBRD, CAF and JBIC.  Those agreements follow the standard of clauses generally applicable to agreements with multilateral agencies, which are agreed in negotiations with those entities, and generally have a guaranty provided by the Union. Eletrobras also issued bonds in the international market.  At December 31, 2014 Eletrobras’ liabilities did not include agreements containing clauses requiring Eletrobras to maintain minimum or maximum financial ratios.

At December 31, 2014 Eletrobras was party to liability contracts, including loans, financing, and bonds, which totaled R$ 39.5 billion (R$ 32.5 billion at December 31, 2013 and R$ 26.6 billion at December 31, 2012), whose composition by currency is shown below

	12/31/2014
	Balance (in thousands of Reais)%
Foreign Currency
USD no indexed	8,260,761	21%
USD at LIBOR	3,222,835	8%
EURO	221,513	1%
IENE	171,586	0%
Other	1,263	0%
Subtotal	11,877,959	30%

National Currency
CDI	9,598,423	24%
IPCA	-	0%
TJLP	5,826,925	15%
SELIC	2,829,818	7%
Other	1,793,468	5%
Subtotal	20,048,634	51%
Nonindexed	7,612,533	19%
Total	39,539,125	100%

At December 31, 2014, Eletrobras had the following material financial agreements outstanding:

(a) IDB: A loan obtained from the IDB in April of 1998, the sum of US$ 307.0 million, with a guaranty by the Union, for a period of 20 years.  The interest rate for that agreement is comprised of the IDB spread (based on the history and current cost of the bank’s debt) and the rate of 3.69%, fixed since 2010 (based on LIBOR on the date the conversion offered by the IDB took effect), where the average rate for the charges in the year 2014 was 4.54%.  Interest and principal payments related to the loan are made semiannually, in the months of April and October.  The outstanding balance of that financing at December 31, 2014 was R$ 174.8 million.

(b) JBIC: A loan obtained from the Eximbank, the former name of the Japan Bank International Corporation, with a guaranty from the Union, in the sum of ¥4,5 billion, equivalent, when the agreement was signed, to US$ 300.0 million for a 20-year period and variable interest equivalent to the JLT Prime rate, plus a spread of 0.2%.  Payment of the interest related to the loan is made semiannually, in the months of April and October.  The outstanding balance of that financing at December 31, 2014 was R$ 171.6 million.

(c) KfW: A loan from Kreditanstalt für Wiederaufbau – KfW, with a guaranty from the Union, in the amount of €13.3 million, with funds coming from the negotiations of protocols for financing renewal energy projects, occurring in the years 2000 and 2001, which resulted in the signing of a Financial Cooperation agreement between the governments of Germany and Brazil, on November 27, 2003.  The agreement related to the first tranche was signed on December 12, 2008.  The term of the loan is 30 years and the interest rate is 2%.  Payment of the interest related to the loan is made semiannually, in the months of June and December.  Payment of the principal will only start in December 2018.

On 01 November 2012 a second tranche was signed of the financing agreement entered into with KfW, in the sum of €45.9 million, with a guaranty from the Union, with a 5 year grace period and a total term of 30 years.  The average interest rate charged in that financing is 2.93% per annum.  The funds will be used for the São Bernardo Complex Project, belonging to the controlled company Eletrosul, whose purpose is to implement four Small Hydroelectric Plants (PCH’s) in the State of Santa Catarina.  The outstanding balance of that financing at December 31, 2014 was R$ 191.2 million.

(d) China Development Bank / BNP Paribas: A loan from the China Development Bank and BNP Paribas, signed in April of 2007, in the amount of US$ 430.0 million, whose funds were used to finance the Candiota II Thermal Plant, of the subsidiary CGTEE.  A recourse agreement was signed between that subsidiary and Eletrobras.  The funds from the aforementioned loan were completely drawn down by May of 2010.  No guaranties were provided.  Payment of the interest and principal related to the loan is made semiannually, in the months of June and December.  The outstanding balance of that financing at December 31, 2014 was R$ 682.4 million.

(e) Syndicated “A/B loan,” via CAF:  A loan syndicated as an “A/B” loan, obtained from CAF in August of 2008.  The loan, in the sum of US$ 600.0 million, was structured as follows:  (i) Part A, US$ 150 million, directly with CAF, with a term of 12 years; and (ii) Part B, corresponding to US$ 450.0 million, with a syndicate of 16 banks, for a period of seven years.  The contracted interest rate is comprised of the change in LIBOR plus a spread of 2.05%, for part A and 1.5% for Part B).  No guaranties were provided at all.  Payment of interest and principal related to the loan is made semiannually, in the months of February and August.

At December 31, 2014, the outstanding balance of this financing was R$ 628 million.

(f)  CAF and BBVA, HSBC, Mercantil, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi: In November of 2010 Eletrobras closed on a syndicated loan, of US$ 500.0 million, in “A/B” mode, with CAF and BBVA, HSBC, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi. The transaction was structured such that Part A, of US$ 125.0 million, was provided by a syndicate comprised of the other banks.  The loan has a 10-year payment period for Part A and seven years for Part B.  The contracted interest rate is comprised of the change in LIBOR plus a spread of 3.4% for Part A and 1.475% for Part B).  Payment of the interest on the loan is made semiannually, in the months of May and November.  The outstanding balance of this financing via CAF at December 31, 2014 was R$ 1.7907 billion.

(g) World Bank: A loan obtained from the World Bank, in the amount of US$ 495.0 million, with a guaranty from the Union, whose contract was signed on February 24, 2011.  The funds will be used to finance the Energy + Project, whose main objective is to improve the quality of the services provided and to contribute to Eletrobras’ distribution companies’ reaching and maintaining economic and financial equilibrium.  The loan has a guaranty from the National Treasury.  Payment of the interest on the loan is made semiannually, in the months of March and September.  Principal will only start to be paid in March of 2016.  The outstanding balance of this financing at December 31, 2014 was R$ 198.6 million.

(h) BNDES: On June 24, 2013 Eletrobras signed a Bank Credit Certificate – CCB, in the amount of R$ 2.5 billion, with an interest rate equivalent Selic Rate plus a 2.5% spread, with Banco Nacional de Desenvolvimento Econômico e Social (BNDES).  The term of the agreement is 05 (five) years and it has a 12-month grace period, and is amortized over 8 successive semiannual installments.  The funds were used for working capital and the transaction has a guaranty from the Union.  The first drawdown of this loan, in the sum of R$ 2.0 billion, occurred on June 28, 2013.  The second drawdown, in the amount of R$ 500 million, was made on December 16, 2013.  At December 31, 2014 the outstanding balance of this agreement was R$ 2.6 billion.

(i)  Caixa Econômica Federal and Banco do Brasil: A loan was taken out in August 2014 between CEF, Banco do Brasil, and Eletrobras, in the amount of R$ 6.5 billion, with a guaranty from the Union.  Of the total contracted, R$ 4.0 billion were given by BB and R$ 2.5 billion by CEF.  The term of the transaction is 8 years, 2 being a grace period, computed from the disbursements.  The principal will be amortized monthly, and the compensation will be 119.5% CDI.  The purpose of the transaction is an investment in working capital and financing the investments of the Eletrobras Companies, according to PDG/2014. Of the total contracted, the amount of R$ 4.5 billion had already been released by December 31, 2014. The outstanding balance of these transactions at December 31, 2014 was R$ 4.5 billion.

(j)  Notes - Bonds: (a) Credit Suisse and Santander: On 27 October 2011 Eletrobras completed a transaction to issue Bonds in the international market, in the amount of US$ 1.75 billion, with Banco Santander and Credit Suisse as global structurers of the transaction.  The bonds were issued with a term of 10 years, maturing on 27 October 2012, with full redemption on the maturity date and with semiannual interest coupons of 5.75% per year.  There was no issue discount, which made it possible for the investor to obtain a yield at a rate equivalent to the 5.75% per annum coupon; (b) Credit Suisse:  Eletrobras completed on 07/30/2009 a transaction to issue Bonds in the international market, in the amount of US$ 1.0 billion, where Credit Suisse was the global structurer of the transaction.  The bonds were issued with a term of 10 years, maturing on 30 June 2019, with full redemption on the maturity date and with semiannual interest coupon at the rate of 6.875% per annum; (c) Dresdner: A bond issue undertaken in July of 2005 in the amount of US$ 300 million, structured by the bank Dresdner Kleinwort Wasserstein. The notes have a 10-year term and they pay semiannual interest at the rate of 7.75% per annum.  The outstanding balance of these transactions at December 31, 2014 was R$ 8.3 billion.

For further information on the Bonds issued by Eletrobras abroad, see section 18.5 of Eletrobras’ Reference Form.

Guaranties as part of ANEEL Auctions

The Eletrobras Companies were successful in several ANEEL auctions, held in 2010 and, therefore, they will be responsible for performing projects in the generation and transmission areas, individually or in partnership with the specific purpose vehicles – SPE’s of which they form part.

This being so, in order to form the financing structure for the aforementioned projects, the SPE’s negotiated financing transactions with Banco Nacional de Desenvolvimento Econômico e Social – BNDES, under which Eletrobras granted a corporate guaranty, limited to the subsidiaries’ proportion share in the capital of the project.

The chart below shows the guaranties granted to the companies and the SPE’s at December 31, 2014:

Project	Financing Bank	Controlled Company’s’ Share (%)	Amount of the Financing (Controlled Company’s’ Share) (R$ thousand)	Debit Balance at 12/31/2014 (R$ thousand)	Eletrobras Guarantor Balance at 12/31/2014 (R$ thousand)	Guaranty end date
Norte Energia	BNDES	15.00%	2,025,000	1,502,298	15,023	01/15/2042
Norte Energia	CEF	15.00%	1,050,000	786,789	7,868	01/15/2042
Norte Energia	BTG Pactual	15.00%	300,000	224,797	2,248	01/15/2042
Norte Energia	Contract Compliance Guarantee	15.00%	156,915	125,532	1,255	04/30/2019
Rouar	Banco do Brasil	50.00%	99,585	-	-	03/23/2015
ESBR	BNDES	20.00%	1,909,000	2,281,536	22,815	01/15/2034
Cerro Chato I, II e III	Banco do Brasil	100.00%	223,419	156,302	1,563	07/15/2020
RS Energia	BNDES	100.00%	126,221	76,889	769	06/15/2021
Artemis Transmissora de Energia	BNDES	100.00%	170,029	56,217	562	10/15/2018
Norte Brasil Transmissora	BNDES	24.50%	257,250	258,100	2,581	01/15/2029
Norte Brasil Transmissora	Debenture Issue	24.50%	49,000	56,168	562	01/15/2029
Porto Velho Transmissora de Energia	BNDES	100.00%	283,411	269,555	2,696	08/15/2028
UHE Mauá	BNDES	49.00%	182,417	160,546	1,605	01/15/2028
UHE Mauá	BNDES/Banco do Brasil	49.00%	182,417	160,599	1,606	01/15/2028
UHE Passo de São João	BNDES	100.00%	183,330	151,718	1,517	07/15/2026
SC Energia	BNDES/Banco do Brasil	100.00%	50,000	20,114	201	05/15/2019
SC Energia	BNDES/BDRE	100.00%	50,000	20,073	201	05/15/2019
SC Energia	BNDES	100.00%	103,180	40,496	405	05/15/2019
SC Energia	BNDES	100.00%	67,017	35,507	355	03/15/2021
UHE São Domingos	BNDES	100.00%	207,000	199,792	1,998	06/15/2028
RS Energia	BNDES	100.00%	41,898	33,891	339	03/15/2027
RS Energia	BNDES	100.00%	9,413	8,943	89	08/15/2027
RS Energia	BNDES	100.00%	12,000	7,352	74	08/15/2027
UHE Passo de São João	BNDES	100.00%	14,750	12,539	125	07/15/2026
Projetos Corporativos Eletrosul	Banco do Brasil	100.00%	250,000	251,379	2,514	11/15/2023
Teles Pires	BNDES	24.50%	296,940	289,368	2,894	02/15/2036
Teles Pires	BNDES/Banco do Brasil	24.50%	294,000	289,368	2,894	02/15/2036
Teles Pires	Debenture Issue	24.72%	160,680	204,302	2,043	05/31/2032

Project	Financing Bank	Controlled Company’s’ Share (%)	Amount of the Financing (Controlled Company’s’ Share) (R$ thousand)	Debit Balance at 12/31/2014 (R$ thousand)	Eletrobras Guarantor Balance at 12/31/2014 (R$ thousand)	Guaranty end date
Livramento Holding	BNDES	49.00%	91,943	78,662	787	06/15/2030
Chuí Holding	Promissory Note Issue	49.00%	49,000	50,427	504	03/23/2015
Transmissora Sul Litorânea do Brasil	Promissory Note Issue	51.00%	229,500	243,836	2,438	01/13/2015
Transmissora Sul Brasileira de Energia S.A.	BNDES	80.00%	208,116	209,378	2,094	07/15/2028
Costa Oeste Transmissora de Energia S.A.	BNDES	49.00%	17,846	17,344	173	11/01/2022
Santa Vitória do Palmar Holding S.A.	BNDES	49.00%	295,951	305,897	3,059	06/16/2031
São Luis II and III	BNDES	100.00%	13,653	9,671	97	11/15/2024
Miranda II	BNDES	100.00%	47,531	27,320	273	11/15/2024
Ribeiro Gonç./Balsas	BNB	100.00%	70,000	64,167	642	06/03/2031
Lechuga/J. Teixeira	BASA	100.00%	25,720	22,798	228	01/10/2029
UHE Tucuruí	BNDES	100.00%	931,000	178,043	1,780	09/15/2016
Substação Nobres	BNDES	100.00%	10,000	4,339	43	03/15/2028
Subestação Miramar/Tucuruí	BNDES	100.00%	31,000	14,627	146	08/15/2028
Ampliação da Subestação Lexuga	BNDES	100.00%	35,011	17,018	170	10/15/2028
Norte Brasil Transmissora	BNDES	24.50%	257,250	258,100	2,581	01/15/2029
Norte Brasil Transmissora	Debenture Issue	24.50%	49,000	56,168	562	01/15/2029
Linha Verde Transmissora	BASA	49.00%	90,650	93,534	935	11/10/2032
Manaus Transmissora	BASA	30.00%	75,000	101,236	1,012	07/10/2030
Manaus Transmissora	BASA	30.00%	45,000	48,404	484	06/15/2032
Manaus Transmissora	BNDES	30.00%	120,000	112,942	1,129	12/31/2026
Estação Transmissora de Energia	BNDES	100.00%	505,477	472,684	4,727	11/30/2028
Estação Transmissora de Energia	BASA	100.00%	221,789	239,677	2,397	07/30/2031
Estação Transmissora de Energia	BASA	100.00%	221,789	219,418	2,194	10/15/2030
Rio Branco Transmissora	BNDES	100.00%	138,000	128,412	1,284	03/15/2027
Transmissora Matogrossense Energia	BASA	49.00%	39,200	39,819	398	02/01/2029
Transmissora Matogrossense Energia	BNDES	49.00%	42,777	35,012	350	05/15/2026
Norte Energia	BNDES	19.98%	2,697,300	2,001,060	20,011	01/15/2042
Norte Energia	CEF	19.98%	1,398,600	1,048,003	10,480	01/15/2042
Norte Energia	BTG Pactual	19.98%	399,600	299,429	2,994	01/15/2042
Rei dos Ventos 1 Eolo	Votorantin	24.50%	30,851	30,180	302	10/15/2029
Brasventos Miassaba 3	Votorantin	24.50%	30,984	30,383	304	10/16/2029
Rei dos Ventos 3	Votorantin	24.50%	32,533	31,806	318	10/17/2029
Transnorte	Itaú BBA	49.00%	88,200	96,138	961	05/29/2015
Angra III	BNDES	100.00%	6,146,256	2,629,551	26,296	06/15/2036
Angra III	CEF	100.00%	1,037,373	1,037,373	10,374	06/30/2015
ESBR	BNDES	20.00%	1,909,000	2,281,536	22,815	01/15/2034
Manaus Transmissora	BASA	19.50%	48,750	65,804	658	07/10/2030
Manaus Transmissora	BASA	19.50%	29,250	31,462	315	06/15/2032
Manaus Transmissora	BNDES	19.50%	78,195	73,412	734	12/31/2026

Project	Financing Bank	Controlled Company’s’ Share (%)	Amount of the Financing (Controlled Company’s’ Share) (R$ thousand)	Debit Balance at 12/31/2014 (R$ thousand)	Eletrobras Guarantor Balance at 12/31/2014 (R$ thousand)	Guaranty end date
Norte Energia	BNDES	15.00%	2,025,000	1,502,298	15,023	15/01/2042
Norte Energia	CEF	15.00%	1,050,000	786,789	7,868	15/01/2042
Norte Energia	BTG Pactual	15.00%	300,000	224,797	2,248	15/01/2042
IE Madeira	BASA	24.50%	65,415	72,714	727	10/07/2032
IE Madeira	BNDES	24.50%	455,504	426,096	4,261	15/02/2030
IE Madeira	Debenture Issue	24.50%	85,750	101,593	1,016	18/03/2025
TDG	BNB	49.90%	29,764	29,283	293	01/03/2031
TDG	BNB	49.90%	58,346	45,897	459	01/10/2032
Projetos Corporativos Chesf 1	Banco do Brasil	100.00%	500,000	511,088	5,111	28/09/2018
Projetos Corporativos Chesf 2	CEF	100.00%	400,000	404,586	4,046	27/02/2019
IE Garanhuns s/a	BNDES	49.90%	175,146	177,871	1,779	15/12/2028
UHE Batalha	BNDES	100.00%	224,000	181,118	1,811	15/12/2025
UHE Simplício	BNDES	100.00%	1,034,410	768,640	7,686	15/07/2026
UHE Baguari	BNDES	15.00%	60,153	43,436	434	15/07/2026
DIVERSOS	Banco do Brasil	100.00%	750,000	757,342	7,573	31/10/2018
Rolagem BASA 2008	Banco do Brasil	100.00%	208,312	218,334	2,183	07/10/2018
Projetos de Inovação	Banco do Brasil	100.00%	268,503	163,496	1,635	15/11/2023
Financiamento corporativo	Banco do Brasil	100.00%	400,000	424,689	4,247	06/12/2023
UHE Santo Antônio	BNDES	39.00%	1,594,159	1,776,992	17,770	15/03/2034
UHE Santo Antônio	BNDES	39.00%	1,574,659	1,839,674	18,397	15/03/2034
UHE Santo Antônio	BASA	39.00%	196,334	246,440	2,464	15/12/2030
UHE Santo Antônio	Debenture Issue	39.00%	163,800	184,850	1,848	24/01/2023
UHE Santo Antônio	Debenture Issue	39.00%	273,000	287,433	2,874	01/03/2024
UHE Foz do Chapecó	BNDES	40.00%	435,508	438,637	4,386	15/09/2027
UHE Foz do Chapecó	BNDES	40.00%	217,754	221,980	2,220	15/09/2027
UHE Foz do Chapecó	BNDES	40.00%	4,009	3,334	33	15/09/2027
Centroeste de Minas	BNDES	49.00%	13,982	9,890	99	15/04/2023
Serra do Facão	BNDES	49.47%	257,263	236,863	2,369	15/06/2027
Goiás Transmissão	Banco do Brasil	49.00%	49,000	49,385	494	01/12/2031
Goiás Transmissão	BNDES	49.00%	48,020	46,202	462	15/01/2027
Goiás Transmissão	Banco do Brasil	49.00%	15,288	15,998	160	06/03/2015
MGE	BNDES	49.00%	58,359	53,385	534	01/01/2027
Transenergia São Paulo	BNDES	49.00%	26,295	24,797	248	15/08/2026
Transenergia Renovável	BNDES	49.00%	78,302	68,144	681	15/11/2026
Rei dos Ventos 1 Eolo	BNDES	24.50%	30,851	30,180	302	15/11/2029
Brasventos Miassaba 3	BNDES	24.50%	30,984	30,383	304	16/11/2029
Rei dos Ventos 3	BNDES	24.50%	32,533	31,806	318	17/11/2029
IE Madeira	BASA	24.50%	65,415	72,714	727	10/07/2032
IE Madeira	BNDES	24.50%	455,504	426,096	4,261	15/02/2030
IE Madeira	Debenture Issue	24.50%	85,750	101,593	1,016	18/03/2025
Teles Pires	BNDES	24.50%	296,940	289,368	2,894	15/02/2036
Teles Pires	BNDES	24.50%	294,000	289,368	2,894	31/05/2032
Teles Pires	Emissão de Debêntures	24.72%	160,680	204,302	2,043	31/05/2032
Caldas Novas Transmissão	BNDES	49.90%	8,072	7,744	77	15/03/2028
Amazonas	Confession of Debt - Petrobras/BR	100.00%	3,257,366	3,257,366	32,574	31/12/2024
Amazonas	Confession of Debt - Petrobras/BR	100.00%	1,018,441	1,018,441	10,184	31/12/2024
Eletroacre	Confession of Debt - Petrobras/BR	100.00%	189,655	189,655	1,897	31/12/2024
Boa Vista	Confession of Debt - Petrobras/BR	100.00%	68,063	68,063	681	31/12/2024
Ceron	Confession of Debt - Petrobras/BR	100.00%	49,642	49,642	496	31/12/2024
Total	-	-	45,683,895	38,796,030	387,960	-

Compulsory Loan:

The Compulsory Loan on electricity consumption, instituted by Law No. 4,156/1962, in order to generate funds aimed at expanding the Brazilian electricity sector, was repealed by Law No. 7,181, of December 20, 1983, which set the date of 31 December 1993 as the final period for its collection.

In the first phase of the Compulsory Loan, ended with the advent of Decree-Law No. 1,512/1976, collection of the tax affected several classes of energy consumers, and the taxpayers’ credits were represented as “Obrigações ao Portador” issued by Eletrobras.

Thereafter, once the provisions contained in the aforementioned Decree-law were commenced, the Compulsory Loan started to be collected only from industries with a monthly energy consumption above 2,000 kwh, and credits are no longer represented by securities, and became mere book entries at Eletrobras.

The remaining balance of the Compulsory Loan, after the 4th conversion into stock, occurring on 30 April 2008, related to the credits established from 1988 to 2004, are recorded in Eletrobras’ current and noncurrent liabilities, due starting 2008, and compensated at the rate of 6% per year, plus monetary restatement based on the change in the IPCA-E, which at December 31, 2014 corresponded to R$ 519,7 million (R$ 366.8 million and R$ 334.2 million at December 31, 2013 and 2012, respectively), of which R$ 469.5  million was noncurrent (R$ 358.9 million and R$ 291.0 million, respectively, at December 31, 2013 and 2012).

The “Obrigações ao Portador” issued by Eletrobras as a result of the Compulsory Loan, do not constitute securities, they are not negotiable on the Stock Exchange, nor are they listed and they are not due.

The issuance of these securities resulted from a legal obligation and not a business decision by Eletrobras.  Likewise, their acceptance by holders of the “Obrigações da Eletrobras”  did not arise from an act of will, but rather a legal duty, by dint of Law No. 4,156/1962.  Therefore, “Obrigações da Eletrobras” are not subject to the provisions of Law No. 6,404/1976 or of Law No. 6,385/1976.

The CVM in a decision by its Board issued as part of administrative proceeding CVM-RJ-2005/7230, filed by holders of the aforementioned holders of “Obrigações da Eletrobras”, the Securities Commission literally stated that “the ‘Obrigações’ issued by Eletrobras as a result of Law No. 4,156/1962 may not be deemed securities.”

CVM also determined that there is nothing irregular in the procedures adopted by Eletrobras in its financial statements as regards the aforementioned “Obrigações da Eletrobras”, nor the disclosure in terms of the existence of lawsuits claiming the redemption of these “Obrigações da Eletrobras”.

Therefore, the “Obrigações da Eletrobras” issued in the first phase of that compulsory loan, as decided by the CVM, are not debentures.  Beyond that, by dint of the provisions of Article 4th, paragraph 11 of Law No. 4,156/1962 and Article 1 of Decree No. 20/910/1932, they are not payable, a status confirmed by the Superior Court of Justice – STJ (Special Appeal 1,050,199/RJ), which states that those “Obrigações da Eletrobras” cannot be used as a guaranty in tax enforcement actions, because they are not liquid and they are not debentures.

Thus, the liabilities related to the Compulsory Loan refer to the residual credits, established from 1988 to 1994, of the industrial consumers with a consumption in excess of 2,000 Kw/H, related to the second phase of that Compulsory Loan, as well as the interest not claimed related to those credits, as shown below:

(In thousands of R$ )	Controlling Company
	12/31/2014	12/31/2013	12/31/2012
CURRENT
Interest Payable	50,215	7,935	12,298
NONCURRENT
Credits Collected	469,459	358,905	321,894
TOTAL	519,674	366,840	334,192

Reversion Global Reserve:

The Reversion Global Reserve, or RGR, is a fund created by the Federal Government to cover indemnification expenses from reversions of public electricity concessions.  The funds, insofar as not used for the assigned purposes, are invested in granting financing used to expand the Brazilian electricity sector, improve the service, and execute programs of the Federal Government.

The contribution to establish the RGR was the responsibility of the electric utility concessionaires, through a fee called reversion and expropriation of electric utilities, of up to 2.5% of the value of the investments of the concessionaires and permit holders, limited to 3% of their annual income.  The amount of the fee was computed as a component of the cost of service for those entities.

Concessionaires paid in their annual RGR fees in twelfths, into an escrow account, managed by Eletrobras, which handles the accounts under the limits stipulated in Law No. 5,655/1971, as subsequently amended, though those transactions are not reflected on Eletrobras’ financial statements, given that the RGR is an independent entity in relation to Eletrobras.

According to Article 20 of Law No. 12,431/2011, the term of this charge, the extinction was expected by the end of 2010, was extended until 2035. Law 12,783/2013 established that RGR funds could be used for compensation, all or part of the investment related to reversible assets not yet amortized or not depreciated and that have been released to the payment of annual quotas of RGR:

            I - the concessionaires and licensees of the public service of distribution of electricity; II - the concessionaires of the public service of transmission of electricity bid from September 12, 2012; and

III -  the concessionaires of the public service of generation and transmission of electricity extended pursuant to the aforementioned law.

Therefore, with the payment of the indemnities relating to concessions renewed in the light of Law 12,783/2013 and the release of payment, the availability of resources in RGR account for new financing concessions was reduced.

Whereas Eletrobras is mere manager of the RGR account, which is one of the funding sources for the electricity sector financing, amounts drawn are recorded in the Company's liabilities under "Financing and loans", applying 5% interest per year. Against liabilities, Eletrobras records in its assets under "Financing and loans receivable", the balance receivable from electric concessionaries for which the loans were granted, applying the same interest of 5% per year. Upon receiving the values of the electric utilities, the Company returns to the RGR Account, overturning the values in its assets and liabilities correspondent accounts.

(ii)      Other long-term relations with financial institutions

The Eletrobras Companies were successful in different ANEEL auctions, held in 2014, either as a company or through Specific Purpose Vehicles and, therefore, they will be responsible for performing projects in the generation and transmission areas.

This being so, in order to form the financing structure for the aforementioned projects, financing transactions were negotiated by the subsidiary companies with Financial Institutions, including Banco Nacional de Desenvolvimento Econômico e Social – BNDES, for which Eletrobras granted or may grant a corporate guaranty for the pre-operating phase, limited to the subsidiaries’ proportion share in the capital of the project.

Also in 2014, Eletrobras approved a series of corporate guaranties, allow the group companies to obtain large amounts in the financial market in order to supplement cash and help the respective investment programs.  This being so, below we report the principal fundraising transactions performed by the corporation:

Eletrobras Furnas: Furnas concluded on December 16, 2014, a private instrument of mutual with the company State Grid Brazil Holding, whose object is to allocate resources to Eletrobras Furnas in the total amount of R$ 294.7 million, to be held in installments by requests in the period for the implementation of the Transmission Line project in DC + - 800kV, Xingu-Strait, converting AC/DC station, + - 800 kV, 4000 MW, with the SE 500kV Xingu, converter station AC/CC, + - 800 kV, 3,850 MW, with the SE 500kV Strait, which is being deployed by the Company Belo Monte Transmitter Power SPE SA, incorporated for this, whose members are: State Grid (51%), Eletrobras Furnas (24.5%) and Eletrobras Eletronorte (24.5%). Until December 31, 2014, was not made any request for resources by Eletrobras Furnas.

Eletrobras Eletrosul: In 2014, Eletrobras Eletrosul raised funds of the following financing and loans:

On September 22, 2014, Eletrobras authorized the transfer of R$ 1,210 million to Eletrobras Eletrosul. The first financial release was held on October 3, 2014, in the amount of R$ 300 million. On December 8, 2014, was released the second installment of R$ 419.4 million. his transfer has linked allocation to the amortization of amounts outstanding of certain Eletrobras Eletrosul debt contract, as well as dividends payable to shareholders and the execution of its investment plan.

On September 25, 2014, a contract was signed in the amount of R $ 11,300 thousand, funds from FINEP - Financiadora de Estudos e Projetos. The amount will be earmarked for airspeed and solarimetric Station located in the states of Mato Grosso, Rio Grande do Sul, Santa Catarina and Rondônia.

Eletrobras Chesf: In 2014, was carried out loan with Caixa Econômica Federal, seeking constitution of working capital for Eletrobras Chesf. This contract has a term of 60 months, with interest equivalent to 115% of the annual variation of the CDI and amortization interest in eight (08) semi-annual installments with a grace period of twelve (12) months, the first falling due after 18 (months) from the date of the loan. The charges will be paid quarterly.

(iii)     Degree of subordination among debts

Eletrobras’ debts are guaranteed by the Union or they do not have any guaranty.  The guaranties of Eletrobras’ subsidiaries are for the most part given by Eletrobras itself, through a bond or surety.  There is no subordination among the outstanding debts, all of them having the same level of priority.

 (iv)    Contractual Restrictions

The loan and finance agreements entered into by Eletrobras, as well as the international bonds issued, were entered into according to practices adopted in the international market for transactions of that type.  The obligations assumed (“covenants”) are those usually contained in contracts with companies of the same type of credit risk, classified with an “investment grade” rating.

In the “A/B loan” contracts, international bonds, syndicated loan between CAF and commercial banks, Eletrobras is subject to clauses usually used in the market, among which we would like to mention:  existence of corporate guaranties, requirements for a change in corporate control, compliance with the necessary licenses and authorization, and limitation on the material sale of assets.

At December 31, 2014 Eletrobras’ liabilities do not include contracts which contain clauses requiring Eletrobras to meet minimum or maximum financial ratios.

At present, no current contractual clauses have been violated in relation to the covenants required.

g) limits of use on already contracted financing

In relation to the loan transaction signed, on February 24, 2011, with the world bank – IBRD, in the amount of up to US$ 459 million, with a guaranty by the Union, whose funds will be used for the “Energy + Project” for the operational and commercial improvement of Eletrobras’ distribution companies, by December 31, 2014 disbursements had been made of US$ 74.3 million under that financing agreement, which corresponds to 15.0% of the total contracted.

A financing agreement was signed on 28 June 2013 by Eletrobras Electronuclear with Caixa Econômica Federal, in the amount of R$ 3.8 billion, whose funds will be used to acquire materials and services imported for the Angra 3 Plant.  The agreement, with a guaranty by the Union, has the following conditions:  interest of 6.5% per annum and a term of 25 (twenty-five) years, with a 05 (five) year grace period, computed from the date it was signed.  There is no outstanding balance under this agreement at December 31, 2014, because the funds were never disbursed.

Regarding the financing contracted in August 2014 to the Caixa Econômica Federal and Banco do Brasil, in the amount of R$ 6.5 billion, there was a balance of R$ 2.0 billion of available resources to Eletrobras on December 31, 2014.

In turn, with regard to the agreement signed between Eletrobras Furnas and the State Grid Brazil Holding in December 2014 in the amount of R$ 294.7 million by December 31, 2014, none resources request had been made by Eletrobras Furnas.

h) material changes in teach item of the financial statements

Financial Statements

Eletrobras’ financial statements were prepared and are presented according to accounting practices adopted in Brazil, according to Brazilian Corporate Law, consistent with the provisions of the Corporate Law – Law 6,404/1976 as subsequently amended, in accordance with the Statements issued by the Accounting Statements Committee (“CPC”), resolutions of the Federal Board of Accountancy (“CFC”), as well as the regulations of the Securities Committee “(CVM”) and the Agência Nacional de Energia Elétrica (“ANEEL”).

Eletrobras’ consolidated accounting statements are presented in thousands of reais, except when expressly indicated otherwise, and are in line with International Financial Reporting Standards (“IFRS(s)”).

Eletrobras’ Financial Statements include:

▪  The consolidated Financial Statements, prepared according to the IFRS’s issued by the International Accounting Standards Board - IASB and accounting practices adopted in Brazil, identified as Consolidated - IFRS and BR GAAP; and

▪  The individual Financial Statements of the controlling company prepared according to accounting practices adopted in Brazil, identified as Controlling Company - BR GAAP.

Accounting practices adopted in Brazil include those included in Brazilian corporate law as well as the Statements, Guidance, and Interpretations issued by the CPC and approved by the CVM and the CFC.

The other effects of adopting IFRS’s and new statements issued by the CPC may be consulted in item 10.4 of this CVM Reference Form.

Starting in 2012, Eletrobras adopted certain changes in the presentation of its financial statements so as to make the financial statements of each company in the group more consistent with each other.  Thus, Eletrobras added and excluded certain items on its balance sheet, statements of results and statement of cash flows for the fiscal years ending on December 31, 2014, 2013 and 2012.

Eletrobras restated its consolidated financial statements for the fiscal year ending on December 31, 2012 as a result of the adoption, on January 1, 2013 (with the corresponding restatement of its opening balance sheet at January 1, 2012), of IFRS 11 (Joint Arrangements) (“IFRS 11”).  Eletrobras applied IFRS 11 retroactively to 2012 for comparison purposes, under the terms of IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors).  The adoption of this new statement impacted several lines in Eletrobras’ financial statements related to the method of accounting for the results of joint ventures (joint ventures), which are not recognized using the equity method, instead of the proportional consolidation method used prior to the adoption of IFRS 11.  See note 3C.1 to the consolidated financial statements for a description of this statement and its impact on Eletrobras’ consolidated financial statements.  Eletrobras applied the IFRS from January 1, 2012, based on  amendments issued in relation to IFRS 10, 11, and 12 revising the transition rules to do away with comprehensive retroactive application.  Because of those amendments, Eletrobras retroactively adjusted its financial statements for the fiscal year immediately prior to the initial date of application (January 1, 2013) (“Immediately Prior Period”).  Consequently, the financial information for the fiscal years ending on December 31, 2013 and 2012 reflect the effects of IFRS 11 and those statements are fully comparable.  Because the Company was not obligated and did not restate its financial statements for the fiscal year ending on 31 December 2011 (except for assets and liabilities, which were restated), those consolidated financial statements are not directly comparable to the consolidated financial statements for fiscal years 2012 and 2013.

In addition, in relation to the fiscal year ending on December 31, 2013, Eletrobras changed the method of presenting its segments, so as to better illustrate the operations of each segment and to better reflect how it manages its business. Under the terms of the new segment structure reported, Eletrobras continues to segment its principal operations into the Brazilian energy generation, transmission, and distribution markets.  However, the Company will no longer eliminate the balances of operations among the segments.  This is a change in relation to prior fiscal years, in which the balances of the segments were presented net of eliminations among them.  Eletrobras’ financial information at 31 December 2011 is derived from Eletrobras’ audited consolidated financial statements.  Taking into account that those financial statements and the corresponding financial information were not restated to reflect the change in the method of presenting the segments described above, they are not comparable to the consolidated financial statements and the corresponding financial information for the fiscal years ending on December 31, 2012 and 2013.

The Company's management revised the calculation of the present value of finance leases related to the assets of independent producers, which have energy supply contract for the subsidiary Amazonas Energia, and identified inaccuracies to be corrected retrospectively, as required CPC 23 - Accounting Policies, Estimates and Errors changes. Thus, the figures for the years ended December 31, 2013 and January 1, 2013, presented for comparative purposes have been restated. Thus, for purposes of ensuring comparability, the figures for the year ended December 31, 2013 included in this item 10 were adjusted according to the above effects.

Finally, for a better presentation of its financial statements related to the fiscal year ending on December 31, 2014, Eletrobras proceeded to reclassify certain items on its statement of results, with effects on the comparative information related to the fiscal year ending on December 31, 2013.  Because of that reclassification, Eletrobras restated its direct costs in a specific field on the statement of results, thus comprising gross profit.

Effects of Law No. 12,783/2013

In 2012, the Federal Government promulgated provisional measure no. 575/2012, converted into Law No. 12,783/2013, which significantly changed the Brazilian electricity sector.  The law allowed holders of concessions to operate energy generation and transmission assets, whose end was planned for the period between 2015 and 2017, to renew those concessions for a maximum period of 30 years computed from January 1, 2013, but subject to significantly lower tariff levels.  According to the option granted by the Law, Eletrobras and other concessionaires could subject themselves to competitive procedures to renew their generation and transmission concessions.  Law No. 12,783 reached also the possibility of the renewal of distribution concession, provided that ensured the continuity, efficiency of service, reasonable tariffs and compliance criteria of operational and economic rationality, but the conditions for such renewal has not been regulated. Eletrobras stated its interest in renewing its distribution concessions according to the reduced tariff levels, but the regulation was not yet promulgated.  In 2013 there was a change in the income structuring regime as regards the renewed generation and transmission concessions, ordering the separate application of the exploration and operation and maintenance methods, under the terms of Law No. 12,783/2013.  For those reasons, in 2013 companies that renewed their generation and transmission concessions under the terms of Law No. 12,783/2013 received payment of lower tariffs in relation to the renewed assets, compared to the amounts received prior to Law No. 12,783/2013 taking effect.  To renew generation concessions, there is a new business model, under which the tariff covers only a standard operating and maintenance costs plus a 10% margin, in comparison to the unrenewed concession, in relation to which the concessionaire could sell the energy generated.

Under the terms of Law No. 12,783/2013, the Federal Government agreed to indemnify Eletrobras and other electricity concessionaires for part of the amount of the unamortized investments made during the concession period.  Some indemnifications were already agreed and paid, whereas others were estimated for the purpose of preparing the consolidated financial statements for the fiscal year ending on December 31, 2012, based on available information.  Certain indemnifications will be paid to the concessionaires in installments over many years, whereas the full amount of that indemnification was recorded on the aforementioned consolidated financial statements.  Consequently, Eletrobras recognized a loss of R$ 10.09 billion on its 2012 consolidated financial statements, based on the impacts of renewing its concessions under the terms of Law No. 12,783/2013.

The shareholders of Eletrobras approved the renewal of the concessions under the terms of the new law despite the nonrecurring loss of R$ 10.09 billion and the significant negative impact expected on income derived from those concessions in subsequent fiscal years.

In 2014, the Company focused its efforts to obtain additional values for the indemnity of the generation and transmission assets that had the concession extended under Law No. 12,783 and in the preparation of Regulatory Policy of Eletrobras companies.

In August 2014, Eletrobras Eletrosul, filed within technical appraisal report of existing assets on May 31, 2000 regarding the Rede Básica do Sistema Existente – RBSE and Other Transmission System Facilities - RPC, considered not yet amortized and not depreciated, requiring the additional amount of indemnification of R$ 1,061 million in the base date of December 2012, and the net book value of these assets is R$ 514 million. ANEEL has recognized the value of R$ 995 million for this purpose and requested additional information, which will be attended by Eletrosul, seeking recognition of its constant total value of the technical evaluation report.

In October 2014, Eletrobras Eletronorte filed within ANEEl its technical appraisal report of the assets of the RBSE/RPC, requiring the complementary amount of R$ 3,547 million in the base date of December 2012, and the net book value of these assets is R$ 1,733 million. Similarly, Eletrobras Chesf presented the valuation report of its transmission assets in March 6, 2015, claiming additional indemnity in the amount of R $ 5,627 million, in which there is then recorded the amount of R$ 1,187 million. To date, ANEEL did not complete the analysis of this report, considering the ANEEL has a period of 150 days from the delivery of the report, to analyze, monitor and approve the required value.

In December 2014, Eletrobras Chesf, in attendance to ANEEL Normative Resolution 596/2013, submitted supporting documentation to ANEEL of investments linked to reversible assets, not yet amortized or not depreciated, its hydroelectric exploitations renewed the light of Law 12,783/2013. The documentation indicates the R$ 4,802 million value as base value for the said supplementary compensation application. The ANEEL Resolution 596/2013 not set the deadline for the regulator to assess the demand from companies related to generation assets.

Eletrobras Furnas requested in December 2014, the extension of the deadline previously set for December 31, 2014 for the delivery of the appraisal report of RBSE (transmission assets), readily served by the granting authority. The EletrobrasFurnas of transmission and generation assets of appraisal reports are being completed and the delivery is expected in the first half of 2015. It is important to clarify that Eletrobras Furnas is compliant with respect to the delivery of appraisal reports of transmission assets, given that the ANEEL Resolution 589/2013 leaves the dealer's discretion the schedule for establishment preparation of this report.

Reports of the additional indemnity of Eletrobras Eletronorte renewed generation assets are still in preparation.

Regarding the generation assets, the ANEEL Resolution nº 615/2014 determined that the concessionaries should until June 17, 2014, to express interest in receiving the complementary value of the share of investments related to reversible goods, not amortized or not depreciated yet and not indemnified, and shall submit its evaluation reports by 31 December 2015. Thus, the Eletrobras companies achieved the above Resolution shall establish their respective reports during the year 2015.

By December 2014, reports already submitted by the subsidiaries of Eletrobras to ANEEL totaled an amount of R$ 9,410 million of additional compensation. However, the effects of the recognition of such indemnifies in the financial statements are conditioned to final approvals by ANEEL.

Additionally, on March 6, 2015, the subsidiary Eletrobras Chesf presented to ANEEL the appraisal report of RBSE/PRC in the amount of R $ 5,672 million, the net book value of these assets of R$ 1,187 million.

Onerous Contracts

Eletrobras was party to several energy purchase and sale agreements related to concessions which would end between the years 2015 and 2017.  Through the promulgation of Law No. 12,783/2013, several of those contracts became onerous for Eletrobras, considering that they were entered into based on the old tariff levels.  Eletrobras believed that those contracts, based on the old tariff levels, would be profitable.  However, based on the new, lower tariffs, the contracts will result in additional losses for Eletrobras.

In 2014 , Eletrobras held reversal of provisions for losses on onerous contracts, relating mainly to the reversal in contract Jirau (R$ 712 million) and Itaparica (R$ 863 million). For further information the reversal of those provisions, see explanatory note no. 35 of Eletrobras’ consolidated financial statements.

Balance Sheets

Corporate fiscal year ending on December 31, 2013 compared to the corporate fiscal year ending on December 31, 2014

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet – IFRS and BR GAAP
(in thousands of Reais)	Corporate Fiscal Year ending on 31 December
ASSETS	2014	VA%	2013	VA%	2014 x 2013

CURRENT
Cash and cash equivalent	1,407,078	1.0%	3,597,583	2.6%	-60.89%
Restricted cash	1,743,525	1.2%	879,801	0.6%	98.17%
Marketable Securities	3,730,503	2.6%	6,095,908	4.4%	-38.80%
Clients	4,427,216	3.1%	3,587,282	2.6%	23.41%
Financial assets-concessions and Itaipu	3,437,521	2.4%	1,168,002	0.8%	194.31%
Financing and loans	2,696,021	1.9%	2,838,503	2.0%	-5.02%
Fuel consumption account - CCC	521,964	0.4%	1,275,334	0.9%	-59.07%
Remuneration of equity interests	289,574	0.2%	268,060	0.2%	8.03%
Taxes to retrieve	900,431	0.6%	839,767	0.6%	7.22%
Income tax and Social contribution	762,726	0.5%	1,940,005	1.4%	-60.68%
Right to compensation	3,526,986	2.4%	10,910,073	7.9%	-67.67%
Stored material	512,614	0.4%	614,607	0.4%	-16.59%
Stock of nuclear fuel	340,319	0.2%	343,730	0.2%	-0.99%
Compensations - Law 12,783/2013	3,738,295	2.6%	3,476,495	2.5%	7.53%
Derivative financial instruments	124,635	0.1%	108,339	0.1%	15.04%
Others	2,391,943	1.6%	1,136,344	0.8%	110.49%
TOTAL CURRENT ASSETS	30,551,193	21.1%	39,079,833	28.2%	-21.82%

NON-CURRENT
LONG-TERM ASSETS
Right to reimbursements	6,129,423	4.2%	1,669,583	1.2%	267.12%
Financing and loans	11,988,543	8.3%	12,335,838	8.9%	-2.82%
Clients	1,743,504	1.2%	1,522,621	1.1%	14.51%
Marketable Securities	224,734	0.2%	192,580	0.1%	16.70%
Stock of nuclear fuel	661,489	0.5%	507,488	0.4%	30.35%
Taxes to retrieve	2,538,131	1.7%	1,990,527	1.4%	27.51%
Income tax and Social contribution	2,467,631	1.7%	3,010,574	2.2%	-18.03%
Linked deposits	3,808,155	2.6%	2,877,516	2.1%	32.34%
Fuel consumption account - CCC	3,944	0.0%	16,275	0.0%	-75.77%
Financial assets-concessions and Itaipu	28,969,262	20.0%	23,704,037	17.1%	22.21%
Derivative financial instruments	135,276	0.1%	107,816	0.1%	25.47%
Advances for future Capital increase	1,140,633	0.8%	490,429	0.4%	132.58%
Indemnities - Law 12,783/2013	-	0.0%	2,019,684	1.5%	-100.00%
FUNAC Reimbursements	595.445	0.4%	-	0,0%	n/a
Others	1,070,214	0.7%	618,508	0.4%	73.03%
TOTAL LONG-TERM ASSETS	61,476,384	42.5%	51,063,476	36.8%	20.39%

INVESTIMENTS	20,070,517	13.8%	17,414,993	12.6%	15.25%
PROPERTY, PLANT AND EQUIPMENT	31,168,232	21.5%	30,247,504	21.8%	3.04%
INTANGIBLE	1,365,371	0.9%	788,582	0.6%	73.14%

TOTAL NON-CURRENT ASSETS	114,080,504	78.9%	99,514,555	71.8%	14.64%
TOTAL ASSETS	144,631,697	100.0%	138,594,389	100.0%	4.36%

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet – IFRS and BR GAAP (in thousands of Reais)
	Corporate Fiscal Year ending on 31 December
LIABILITIES AND SHAREHOLDERS’ EQUITY	2014	VA%	2013	VA%	2014 x 2013

CURRENT
Financing and loans	4,931,531	3.4%	1,969,765	1.4%	150.36%
Debentures	325,732	0.2%	12,804	0.0%	2443.99%
Compulsory loan	50,215	0.0%	7,935	0.0%	532.83%
Suppliers	7,489,134	5.2%	7,740,578	5.6%	-3.25%
Advance to customers	501,572	0.3%	511,582	0.4%	-1.96%
Taxes to be collected	1,168,168	0.8%	839,426	0.6%	39.16%
Income tax and Social contribution	18,138	0.0%	15,262	0.0%	18.84%
Fuel consumption account - CCC	301,471	0.2%	941,285	0.7%	-67.97%
Remuneration to shareholders	64,402	0.0%	528,204	0.4%	-87.81%
National Treasury credits	-	0.0%	39,494	0.0%	-100.00%
Estimated obligations	1,174,679	0.8%	1,288,713	0.9%	-8.85%
Obligations of compensation	702,728	0.5%	8,377,400	6.0%	-91.61%
Post-employment benefits	258,898	0.2%	265,082	0.2%	-2.33%
Provisions for contingencies	32,082	0.0%	23,654	0.0%	35.63%
Sector Charges	930,297	0.6%	714,862	0.5%	30.14%
Leasing	74,507	0.1%	67,165	0.0%	10.93%
Concessions to pay-use of public goods	3,645	0.0%	3,567	0.0%	2.19%
Derivative financial instruments	26,573	0.0%	262,271	0.2%	-89.87%
Others	1,230,236	0.8%	2,011,256	1.5%	-38.83%
TOTAL CURRENT LIABILITIES	19,284,008	13.3%	25,620,305	18.5%	-24.73%

NON-CURRENT
Financing and loans	34,607,594	23.9%	30,506,522	22.0%	13.44%
Suppliers	10,047,367	6.9%	791,293	0.6%	1169.74%
Debentures	434,191	0.3%	205,878	0.1%	110.90%
Advance to customers	718,451	0.5%	776,252	0.6%	-7.45%
Compulsory loan	469,459	0.3%	358,905	0.3%	30.80%
Obligation for demobilization of assets	1,314,480	0.9%	1,136,342	0.8%	15.68%
Operational provisions	1,100,499	0.8%	1,061,490	0.8%	3.67%
Fuel consumption account - CCC	474,770	0.3%	455,455	0.3%	4.24%
Provisions for contingencies	8,950,364	6.2%	5,695,104	4.1%	57.16%
Post-employment benefits	2,001,268	1.4%	1,218,688	0.9%	64.21%
Provision for unfunded liabilities in subsidiaries	97,449	0.1%	-	0.0%	n/a
Onerous contracts	1,130,201	0.8%	3,244,335	2.3%	-65.16%
Obligations of compensation	2,529,893	1.7%	2,317,708	1.7%	9.15%
Leasing	1,252,154	0.9%	1,326,662	1.0%	-5.62%
Concessions to pay-use of public goods	59,815	0.0%	60,904	0.0%	-1.79%
Advances for future capital increase	193,606	0.1%	174,570	0.1%	10.90%
Derivative financial instruments	70,336	0.0%	195,378	0.1%	-64.00%
Sector Charges	609,721	0.4%	375,982	0.3%	62.17%
Taxes to be collected	837,551	0.6%	892,950	0.6%	-6.20%
Income tax and Social contribution	569,380	0.4%	533,713	0.4%	6.68%
Others	1,030,640	0.7%	68,657	0.0%	1401.14%
Total NON-CURRENT LIABILITIES	68,499,189	47.4%	51,396,788	37.08%	33.28%

SHAREHOLDERS’ EQUITY
Share Capital	31,305,331	21.6%	31,305,331	22.6%	0.00%
Capital reserves	26,048,342	18.0%	26,048,342	18.8%	0.00%
Profit reserves	2,259,039	1.6%	5,222,953	3.8%	-56.75%
Equity valuation adjustments	42,947	0.0%	68,368	0.0%	-37.18%
Additional Dividend Proposed	-	0.0%	433,962	0.3%	-100.00%
Accumulated Profit	0	0.0%	-	0.0%	n/a
Other comprehensive results accumulated	(3,116,108)	-2.1%	(1,696,858)	-1.2%	83.64%
Participation of non-controlling shareholders	308,949	0.2%	195,198	0.1%	58.27%
TOTAL DO SHAREHOLDERS’ EQUITY	56,848,500	39.3%	61,577,296	44.4%	-7.68%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	144,631,697	100.0%	138,594,389	100.0%	4.36%

Comparison of balance sheet accounts at December 31, 2014 and 2013:

ASSETS

CURRENT ASSETS

Decreased by 21.82%, from R$ 39,079,833 thousand at December 31, 2013 to R$ 30,551,193 at December 31, 2014. The main changes were:

Reimbursement rights

Reduction of 67.67% in reimbursement rights, from R$ 10,910,073 thousand in December 31, 2013 to R$ 3,526,986 thousand at December 31, 2014, mainly due to revaluation of the period of realization of assets related to the right to compensation (CCC Account).

Securities

Reduction of 38.80% from R$ 6,095,908 thousand at December 31, 2013 to R$ 3,730,503 thousand at December 31, 2014, primarily due to realization of securities by Eletrobras over 2014 to meet its cash needs.

Cash and Cash Equivalents

Decreased by 60.89% in cash and cash equivalents of R$ 3,597,583 thousand at December 31, 2013 to R$ 1,407,078 thousand at December 31, 2014, mainly due to disbursements to cover operating expenses of Eletrobras.

Income Tax and Social Contribution

Decreased n by 60.68% in income tax and social contribution of R$ 1,940,005 thousand at December 31, 2013 to R$ 762,726 thousand at December 31, 2014, mainly due to the realization of tax credits.

Fuel Consumption Account - CCC

Decreased by 59.07% in the financial asset - Fuel Consumption Account, R$ 1,275,334 thousand at December 31, 2013 to R$ 521,964 thousand at December 31, 2014, mainly due to the reduction on receipts of amounts relating to this account during the year 2014.

Financial assets - Concessions and Itaipu

Increased by 194.31% in financial assets - concessions and Itaipu, R$ 1,168,002 thousand at December 31, 2013 to R$ 3,437,521 thousand at December 31, 2014, mainly due to increase in the amount of spending on commercialization of the energy generated by Itaipu, which will only be passed in 2015.

Restricted Cash

Increased by 98.17% in restricted cash of R$ 879,801 thousand at December 31, 2013 to R$ 1,743,525 thousand at December 31, 2014, mainly due to passing of values for the commercialization of electricity generated by Itaipu.

NON-CURRENT ASSETS

The non-current assets increased by 14.64%, from R$ 99,514,545 thousand at December 31, 2013 to R$ 114,080,504 thousand at December 31, 2014. The main changes were:

Financial assets - Concessions and Itaipu

Increased by 21.21% in financial assets - concessions and Itaipu, from R$ 23,704,037 thousand in December 31, 2013 to R$ 28,969,262 thousand at December 31, 2014, mainly due to increased financial assets in the segments of distribution and transmission.

Reimbursement rights

Increased by 267.12% in reimbursement rights, of R$ 1,669,583 thousand at December 31, 2013 to R$ 6,129,423 thousand at December 31, 2014, mainly due to the increase in credits related to CCC Account of isolated systems.

Funac refund

Increased related to Funac refund, nonexistent in December 31, 2013 and R$ 595,445 thousand at December 31, 2014, mainly due to the business combination between Eletrobras and CELG-D, acquired by Eletrobras in 2014.

Deposits and Restricted Deposits

Increase of 32.34% of the account balance of deposits and restricted deposits, from R$ 2,877,516 thousand at December 31, 2013 to R$ 3,808,155 thousand at December 31, 2014, primarily due to increased requests for judicial deposits.

Indemnities - Law No. 12,783 / 2013

Decreased by 75.85% in the amount of the line relative to the indemnity rights, that corresponded to R$ 2,019,684 thousand at December 31, 2013 to R$ 487,822 thousand at December 31, 2014, mainly due to the reclassification of amounts receivable in respect of claims arising from Law 12,783/13 of non-current assets to current assets due to the natural course of time.

Income Tax and Social Contribution

Decreased by 18.03% in income tax and social contribution, from R$ 3,010,574 thousand at December 31, 2013 to R$ 2,467,631 thousand at December 31, 2014, mainly due to the write-off of unrecoverable tax credits.

LIABILITIES

CURRENT LIABILITIES

The balance of current liabilities decreased by 24.73%, from R$ 25,734,736 thousand at December 31, 2013 to R$ 19,284,008 thousand at December 31, 2014. The main changes in current liabilities were as follows:

Reimbursement Obligations

Decreased by 91.61% in reimbursement obligations account, from R$ 8,377,400 thousand at December 31, 2013 to R$ 702,728 thousand at December 31, 2014, mainly due to adjustments made to improve the presentation of the figures for the reimbursement of CCC Account, which are now reported net of their corresponding in assets.

Other

Decreased by 39.24% other accounts, from R$ 2,011,256 thousand at December 31, 2013 to R$ 1,221,952 thousand at December 31, 2014, mainly due to restatement of values for other liability accounts.

Fuel Consumption Account - CCC

Decreased by 67.97% in item Fuel Consumption Account - CCC, from R$ 941,285 thousand at December 31, 2013 to R$ 301,471 thousand at December 31, 2014, mainly due to the settlement of values related to the CCC Account.

Loans and Financing

Loans and financing increased by 150.360%, from R$ 1,969,765 thousand at December 31, 2013 to R$ 4,931,531 thousand at December 31, 2014, mainly due to the restatement of obligation values contracted with the BNDES, Caixa Econômica Federal and Bonds from non-current liabilities to current liabilities, due to the natural course of time.

NON-CURRENT LIABILITIES

The balance of non-current liabilities increased by 33.28%, from R$ 51,961,754 thousand at December 31, 2013 to R$ 68,499,189 thousand at December 31, 2014. The main changes in current liabilities were as follows:

Suppliers

Increased by 1,169.74%, from R$ 791,293 thousand at December 31, 2013 to R$ 10,047,367 thousand at December 31, 2014, mainly due to the recognition of debt of Eletrobras companies with Petrobras and Cigás.

Loans and Financing

Increased by 13.44%, from R$ 30,506,522 thousand on December 31, 2013 to R$ 34,607,594,000 in December 31, 2014, mainly due to raised funds held in the year 2014 with Banco do Brasil and Caixa Econômica Federal.

Provisions for contingencies

Increase by 57.16% in the provisions for contingencies, from R$ 5,695,104 thousand at December 31, 2013 to R$ 8,950,364 thousand at December 31, 2014, mainly due to changes in the Company's assessment of the likelihood of loss from possible to probable in cases concerning the legality of the transfer of the compulsory loan credits (especially due to a negative decision in a case involving this matter, but still subject to appeal), with a corresponding impact on the creation of provisions to cover such contingencies.

Other

Increased by 1,419.67%, from R$ 68,657 thousand in December 31, 2013 to R$ 1,043,361 thousand at December 31, 2014, mainly due to the reclassification of values from other liability accounts to the account Other.

Post-employment benefit

The post-employment benefit item increased by 64.21%, from R$ 1,218,688 thousand at December 31, 2013 to R$ 2,001,268 thousand at December 31, 2014, mainly due to actuarial revaluation of compensation in current post-employment plans promoted by Eletrobras in 2014.

Onerous Contracts

The item onerous contracts decreased by 65.16%, from R$ 3,244,335 thousand at December 31, 2013 to R$ 1,130,201 thousand at December 31, 2014, mainly due to the result of the annual reassessment of existing onerous contracts, made by Eletrobras.

SHAREHOLDERS’ EQUITY

The Shareholders’ Equity decreased by 7.68%, from R$ 61,577,296 thousand at December 31, 2013 to R$ 56.848.500 thousand in December 31, 2014, mainly due to the loss inferred in the year 2014, as well as from the reduction of the reserve for profits and gains and losses.

Consolidated balance sheets as December 31, 2013 and 2012:

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet – IFRS and BR GAAP
(in thousands of Reais)	Corporate Fiscal Year ending on 31 December
ASSETS	2013	VA%	2012	VA%	2013 x 2012

CURRENT
Cash and cash equivalent	3,597,583	2.60%	2,501,515	1.76%	43.82%
Restricted cash	879,801	0.63%	3,509,323	2.46%	-74.93%
Marketable Securities	6,095,908	4.40%	6,352,791	4.46%	-4.04%
Clients	3,587,282	2.59%	4,082,695	2.87%	-12.13%
Financial assets-concessions and Itaipu	1,168,002	0.84%	318,293	0.22%	266.96%
Financing and loans	2,838,503	2.05%	2,611,830	1.83%	8.68%
Fuel consumption account - CCC	1,275,334	0.92%	1,240,811	0.87%	2.78%
Remuneration of equity interests	268,060	0.19%	167,197	0.12%	60.33%
Taxes to retrieve	839,767	0.61%	1,498,726	1.05%	-43.97%
Income tax and Social contribution	1,940,005	1.40%	1,227,005	0.86%	58.11%
Right to compensation	10,910,073	7.87%	7,302,160	5.13%	49.41%
Stored material	614,607	0.44%	446,157	0.31%	37.76%
Stock of nuclear fuel	343,730	0.25%	360,751	0.25%	-4.72%
Compensations - Law 12,783/2013	3,476,495	2.51%	8,882,836	6.24%	-60.86%
Derivative financial instruments	108,339	0.08%	249,265	0.18%	-56.54%
Others	1,136,345	0.82%	1,118,481	0.79%	1.60%
TOTAL CURRENT ASSETS	39,079,834	28.20%	41,869,836	29.40%	-6.66%

NON-CURRENT
LONG-TERM ASSETS
Right to reimbursements	1,669,583	1.20%	901,029	0.63%	85.30%
Financing and loans	12,335,838	8.90%	12,932,963	9.08%	-4.62%
Clients	1,310,821	1.10%	1,256,685	0.88%	4.31%
Marketable Securities	192,580	0.14%	400,370	0.28%	-51.90%
Stock of nuclear fuel	507,488	0.37%	481,495	0.34%	5.40%
Taxes to retrieve	1,990,527	1.44%	1,737,406	1.22%	14.57%
Income tax and Social contribution	3,010,574	2.17%	4,854,337	3.41%	-37.98%
Linked deposits	2,877,516	2.08%	2,691,114	1.89%	6.93%
Fuel consumption account - CCC	16,275	0.01%	521,097	0.37%	-96.88%
Financial assets-concessions and Itaipu	23,704,037	17.10%	22,915,696	16.09%	3.44%
Derivative financial instruments	107,816	0.08%	223,099	0.16%	-51.67%
Advances for future Capital increase	490,429	0.35%	70,423	0.05%	596.40%
Indemnities - Law 12,783/2013	2,019,684	1.46%	5,554,435	3.90%	-63.64%
Others	830,309	0.45%	647,682	0.45%	28.20%
TOTAL LONG-TERM ASSETS	51,063,477	36.84%	55,187,831	38.75%	-7.47%

INVESTIMENTS	17,414,994	12.57%	14,677,150	10.30%	18.65%

PROPERTY, PLANT AND EQUIPMENTS	30,247,504	21.82%	29,494,833	20.71%	1.55%

INTANGIBLE	788,582	0.57%	1,204,563	0.85%	-34.53%

TOTAL NON-CURRENT ASSETS	99,514,555	71.80%	100,564,377	70.60%	-1.04%
TOTAL ASSETS	138,594,389	100.00%	142,434,213	100.00%	-2.70%

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheet – IFRS and BR GAAP
(in thousands of Reais)	Corporate Fiscal Year ending on 31 December
LIABILITIES AND SHAREHOLDERS’ EQUITY	2013	VA%	2012	VA%	2013 x 2012

CURRENT
Financing and loans	1,969,765	1.42%	1,337,279	0.94%	47.30%
Debentures	12,804	0.01%	1,305	0.00%	881.15%
Financial liabilities	-	0.00%	787,115	0.55%	-100.00%
Compulsory loan	7,935	0.01%	12,298	0.01%	-35.48%
Supliers	7,740,578	5.59%	6,423,074	4.51%	20.51%
Advance to customers	511,582	0.37%	469,892	0.33%	8.87%
Taxes to be collected	839,426	0.61%	814,422	0.57%	3.07%
Income tax and Social contribution	15,262	0.01%	313,888	0.22%	-95.14%
Fuel consumption account - CCC	941,285	0.68%	1,369,201	0.96%	-31.25%
Remuneration to shareholders	528,204	0.38%	3,952,268	2.77%	-86.64%
National Treasury credits	39,494	0.03%	131,047	0.09%	-69.86%
Estimated obligations	1,288,713	0.93%	1,173,678	0.82%	9.80%
Obligations of compensation	8,377,400	6.05%	5,988,698	4.20%	39.89%
Post-employment benefits	265,082	0.19%	127,993	0.09%	107.11%
Provisions for contingencies	23,654	0.02%	28,695	0.02%	-17.57%
Sector Charges	714,862	0.52%	654,230	0.46%	9.27%
Leasing	67,165	0.00%	162,929	0.11%	-58.78%
Concessions to pay-use of public goods	3,567	0.00%	1,870	0.00%	90.75%
Derivative financial instruments	262,271	0.19%	185,031	0.13%	41.74%
Others	2,011,256	1.45%	1,399,559	0.98%	43.71%
Total CURRENT LIABILITIES	25,620,305	18.49%	25,334,472	17.79%	1.13%

NON CURRENT
Finanacings and Loans	30,506,522	22.01%	25,292,871	17.76%	20.61%
National Treasury credits	-	0.00%	37,072	0.03%	-100.00%
Supliers	791,293	0.57%	-	0.00%	0.00%
Debentures	205,878	0.15%	68,015	0.05%	202.69%
Advance to customers	776,252	0.56%	830,234	0.58%	-6.50%
Compulsory loan	358,905	0.26%	321,894	0.23%	11.50%
Obligation for demobilization of assets	1,136,342	0.82%	988,490	0.69%	14.96%
Operational provisions	1,061,490	0.77%	1,005,908	0.71%	5.53%
Fuel consumption account - CCC	455,455	0.33%	2,401,069	1.69%	-81.03%
Provisions for contingencies	5,695,104	4.12%	5,100,389	3.58%	11.66%
Post-employment benefits	1,218,688	0.88%	2,774,791	1.95%	-56.08%
Provision for unfunded liabilities in subsidiaries	-	0.00%	-	0.00%	0.00%
Onerous contracts	3,244,335	2.34%	5,155,524	3.62%	-37.07%
Obligations of compensation	2,317,708	1.67%	1,801,059	1.26%	28.69%
Leasing	1,326,662	0.96%	1,860,104	1.31%	-28.68%
Remuneration to Shareholders	-	0.00%	-	0.00%	0.00%
Concessions to pay-use of public goods	60,904	0.04%	71,180	0.05%	-14.44%
Advances for future capital increase	174,570	0.13%	161,308	0.11%	8.22%
Derivative financial instruments	195,378	0.14%	291,252	0.20%	-20.27%
Sector Charges	375,982	0.27%	428,383	0.30%	-12.23%
Taxes to be collected	892,950	0.65%	620,397	0.44%	43.93%
Income tax and Social contribution	533,713	0.39%	598,750	0.42%	-10.86%
Others	68,657	0.05%	10,458	0.01%	556.50%
Total NON CURRENT LIABILITIES	51,396,788	37.08%	49,819,148	34.98%	3.17%

SHAREHOLDERS’ EQUITY
Share Capital	31,305,331	22.62%	31,305,331	21.98%	0.00%
Capital reserves	26,048,342	18.82%	26,048,342	18.29%	0.00%
Profit reserves	5,222,953	3.77%	11,361,225	7.98%	-54.03%
Equity valuation adjustments	68,368	0.05%	208,672	0.15%	-67.24%
Additional Dividend Proposed	433,962	0.31%	433,962	0.30%	0.00%
Other comprehensive results accumulated	(1,696,858)	-1.23%	(2,273,587)	-1.60%	-25.37%
Participation of non-controlling shareholders	195,198	0.14%	196,648	0.14%	-0.74%
TOTAL SHAREHOLDERS’ EQUITY	61,577,296	44.43%	67,280,593	47.24%	-8.48%
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	138,594,389	100.00%	142,434,213	100.00%	-2.70%

Comparison of balance sheet accounts at December 31, 2013 and 2012:

ASSETS

CURRENT ASSETS

Decreased by 6.7%, from R$ 41,869,836 at December 31, 2012 to R$ 39,079,834,000 at December 31, 2013. The main changes were:

Cash and Cash Equivalents

Increase by43.8% in cash and cash equivalents of R$ 2,501,515 thousand at December 31, 2012 to R$ 3,597,583 thousand at December 31, 2013, primarily due to the receipt of indemnify of renewed concessions.

Restricted Cash

Decrease by 74.9% in restricted cash of R$ 3,509,323 thousand at December 31, 2012 to R$ 879,801 thousand at December 31, 2013, mainly due to the reduction in the available balance of the CCC Fund, which are reflected in restricted cash.

Financial assets - Concessions and Itaipu

Increase by 267.0% in financial assets - concessions and Itaipu, R$ 318.293 million at December 31, 2012 to R$ 1,168,002 thousand at December 31, 2013, mainly due to the exchange rate and also the financial asset additions of transmission - RAP.

Income Tax and Social Contribution

Increase by 58.1% in income tax and social contribution of R$ 1,227,005 thousand at December 31, 2012 to R$ 1,940,005 thousand at December 31, 2013, mainly due to the increase in withholding tax on payment third-party services.

Reimbursement rights

Increase by 49.4% in reimbursement rights, of R$ 7,302,160 thousand at December 31, 2012 to R$ 10,910,073,000 at December 31, 2013, mainly due to delay in payment of the CCC fund repayments for utilities operating in Isolated System.

Indemnities - Law 12.783 / 2013

Decrease by 60.9% in indemnity receipt of rights, of R$ 8,882,836 thousand at December 31, 2012 to R$ 3,476,495 thousand at December 31, 2013, mainly due to the normal flow of receipt of the indemnifies.

NON-CURRENT ASSETS

The non-current assets was reduced by 1.04%, from R$ 100,564,377 thousand at December 31, 2012 to R$ 99,514,555 at December 31, 2013. The main changes were:

Right to Compensation

Increase by 85.3% in compensation rights of R$ 901,029 thousand at December 31, 2012 to R$ 1,669,583 thousand at December 31, 2013, mainly due to the delay in payment of the CCC fund repayments for the distribution companies operating in Isolated System.

Securities

Decrease by 51.9% in securities, from R$ 400.37 million at December 31, 2012 to R$ 192,580 thousand at December 31, 2013 mainly due to redemptions and investments in short-term maturity funds.

Income Tax and Social Contribution

Decrease by 38.0% in income tax and social contribution, from R$ 4,854,337 thousand at December 31, 2012 to R$ 3,010,574 thousand at December 31, 2013, mainly due to the write-off of tax credit due to the expectation of non-realization.

Fuel Consumption Account

Decrease by 96.9% of the fuel consumption account, from R$ 521,097 thousand at December 31, 2012 to R$ 16,275 thousand at December 31, 2013 primarily due to the decrease in sector charges arising from Law 12,783/2013.

Advance for future capital increase

Increase by 596.4% of the advance account balance for future capital increase, from R$ 70,423 thousand at December 31, 2012 to R$ 490,429 thousand at December 31, 2013, mainly due to the inflow in SPEs.

Indemnities - Law No. 12,783 / 2013

Decrease by 63.6% in indemnity receipt of rights, of R$ 5,554,435 thousand at December 31, 2012 to R$ 2,019,684 thousand at December 31, 2013, mainly due to the receipt of installments of renewed concessions.

LIABILITIES

CURRENT LIABILITIES

The balance of current liabilities increased by 1.1%, from R$ 25,334,472 thousand at December 31, 2012 to R$ 25,620,305 thousand at December 31, 2013. The main changes in current liabilities were as follows:

Loans and Financing

Loans and financing increased by 47.3%, from R$ 1,337,279 thousand at December 31, 2012 to R$ 1,969,765 thousand at December 31, 2013, mainly due to new funding.

Income Tax and Social Contribution

Decrease by 95.1% in income tax and social contribution account, from R$ 313,888 thousand at December 31, 2012 to R$ 15,262 thousand at December 31, 2013 mainly due to the decreased in taxable income.

Return to Shareholders

Decrease by 86.6% in pay account to shareholders, from R$ 3,952,268 thousand at December 31, 2012 to R$ 528,204 thousand at December 31, 2013, mainly due to the decrease in results of equity investments.

Reimbursement Obligations

Increase by 39.9% in compensation obligations account, from R$ 5,988,698 thousand at December 31, 2012 to R$ 8,377,400 thousand at December 31, 2013, mainly due to advances received at the CCC Fund for distribution companies that operate in the isolated system.

NON-CURRENT LIABILITIES

The balance of non-current liabilities increased by 3.2%, from R$ 49,819,148 thousand at December 31, 2012 to R$ 51,396,787 thousand on December 31, 2013. The main changes in current liabilities were as follows:

Loans and Financing

The item Financing and Loans increased 20.6%, from R$ 25,292,871 thousand at December 31, 2012 to R$ 30,506,522 thousand at December 31, 2013 mainly due to new funding.

Credits National Treasury

The credits of the National Treasury item suffered full reduction, corresponding to R$ 37.072 million at December 31, 2012 and there is no balance on December 31, 2013, due to the reclassification to current liabilities for later payment in the current year.

Debentures

The item Debentures suffered Increased by202.7%, from R$ 68,015 thousand at December 31, 2012 to R$ 205,878 thousand at December 31, 2013, mainly in new debentures emissions function by pela Estação Transmissora de Energia S.A.

Fuel Consumption Account - CCC

Decrease by 81.0% in fuel consumption account - CCC, from R$ 2,401,069 thousand at December 31, 2012 to R$ 455,455 thousand at December 31, 2013, mainly due to the decrease in sector charges arising from Law 12.783 / 2013.

Onerous Contracts

The item onerous contracts decreased by 37.8%, from R$ 5,155,524 thousand at December 31, 2012 to R$ 3,244,335 thousand at December 31, 2013, mainly due to the increase in the discount rate used to update of contracts.

SHAREHOLDERS’ EQUITY

Shareholders' equity decreased by 8.5%, from R$ 67,280,593 thousand at December 31, 2012 to R$ 61,577,296 thousand at December 31, 2013 primarily as a result of earned loss.

10.2 – Operating and financial income

a) income from the Company’s operations:

i. description of any significant revenue components;

Description of the main accounting lines

Operating Revenue

Operations with Electric Energy

Eletrobras’ revenue derives from the generation, transmission and distribution of electric power, as detailed below:

•         Generation: revenue from the generation activity derives from the marketing, supply and sale of electric power generated by Eletrobras (including the share of the electric power granted to Eletrobras in the scope of Itaipu Binacional) to distribution companies and non-captive consumers, as well as the transfer of the share of the electric power attributed to Paraguay in relation to Itaipu Binacional and which is not used in Paraguay. The revenue derived from the activity of generating electric power are recorded based on the production which is subject to the rates specified in the contractual terms or the regulatory indices in force. For generating concessions renewed pursuant to Law # 12,783/2013, there was a change in the system for structuring the revenue, namely that exploitation, operating and maintenance methods must be published separately, as defined by law, as from 2013;

•         Transmission: revenue from the transmission activity derives from the construction of the infrastructure of transmission lines Eletrobras, as well as from the operating and maintenance of these lines for the transmission of electric power by electric power concessionaires. Revenues received from other concessionaires which use the basic Eletrobras transmission network are recorded in the month in which the services are provided to other conessionaires. The price charged for this activity is regulated (tariff) and called Annual Permitted Revenue (RAP). Eletrobras, as a transmitter of electric power, cannot negotiate prices with users. For some contracts, the RAP is fixed and updated monetarily in line with the price index once a year. For the other contracts, the RAP is updated monetarily in line with the price index once a year and reviewed every five years. Generally, the RAP of any electric power transmission company is subject to an annual review, due to the increase in assets and operating expenses arising from modifications, reinforcements and enlargements of facilities. For transmission concessions renewed pursuant to Law # 12,783/2013, there was a change in the system for structuring the revenue, namely that exploitation, operating and maintenance methods must be published separately, as defined by law, as from 2013; and

•         Distribution: revenue from the distribution activity derives mainly from the supply of electric power to end consumers of the electric power that Eletrobras buys from generating companies, as well as of the electric power generated by Eletrobras in the thermal power stations in isolated areas of the north for distribution. The distribution activity also covers a share of revenue arising from the construction, operating and maintenance of distribution networks. Revenues from the distribution activity of electric power to end consumers are recorded when the energy is supplied. Invoicing for these sales is carried out monthly. Revenues not invoiced from the supply cycle until the end of each month are estimated based on the previous month’s invoice and are accumulated at the end of the month. Any differences between the estimated non-invoiced revenue and the actual revenue are recorded the following month.

A large percentage of Eletrobras revenue each year derives from the sale or resale of electric power from Itaipu. However, the Brazil-Paraguay treaty, in accordance with which Itaipu operates, stipulates that the revenue arising from these activities must not have any effect on the net revenue of Eletrobras. For further information regarding the Itaipu Treaty, see section 7.8 of the Eletrobras Reference Form.

Other Operating Revenues

They are classified as other operating revenue those arising from the telecommunications companies which use certain parts of its infrastructure to instal telecommunications lines, and any other income not classified framed in the other previously reported revenue items.

Taxes on revenue

The main tax on Eletrobras’ revenue is the Tax on the Circulation of Goods and Services — ICMS, which is payable on gross revenue deriving from sales of electric power. Eletrobras is subject to various ICMS indices in the different states in which it operates, varying from 7% to 27%. Eletrobras does not incur any taxes on revenue for its transmission activity, in accordance with applicable regulations.

Additionally, Eletrobras is subject to two federal taxes on gross revenue: PIS [Programa de Integração Social – Social Integration Program] and PASEP (Contribution for the Financing of Social Security).

Sectoral Charges

These correspond to the deductions made from gross revenue for sectoral charges, which include payments made to the Global Reversion Reserve – RGR, the Fuel Consumption Account – CCC, the Power Development Account – CDE, contributions to the PROINFA [Programa de Incentivo às Fontes Alternativas de Energia Elétrica – Program of Incentives for Alternative Electricity Sources] and other similar charges made to participants in the electricity sector. The sectoral charges are calculated in according to formulas established by the ANEEL [Agência Nacional de Energia Elétrica – National Electric Power Agency] and differ according to the type of charge, so there is no direct correlation between revenue and sectoral charges.

Operating Costs

Electric Power Bought for Resale

Both distribution and generating divisions buy electric power for resale. The electric power purchased by the distribution activity is bought from other generators. The electric power purchased by the generating division represents the Paraguayan share of the power produced at Itaipu which is not used in Paraguay and which Eletrobras resells to distribution companies and non-captive consumers.

Use of the Electricity Network

These costs represent the charges incurred by Eletrobras in the transmission of electric power through transmission lines belonging to third parties.

Fuel for the Production of Electric Power

The cost of fuel is a significant component in the operating expenditure of Eletrobras. However, a large percentage of these costs is subsequently reimbursed by the CCC Account.

Operating Expenses

Personnel, Equipment and Services

This mainly reflects Eletrobras’ expenditure on employees, equipment and infrastructure needed for day-to-day administrative operations, as well as outsourcing costs. Outsourced services reflect Eletrobras’ expenditure on security, maintenance, consultants and other advisers. As a result of the diverse nature of this expenditure, Eletrobras must apply certain subjective criteria when allocating such expenses between the operating activities of the Company, as some of these expenses can be allocated to different activities. Moreover, it should be noted that this item reflects Eletrobras’ expenditure on items needed for its administrative operations, but excludes raw materials which are used in the generation of electric power.

Remuneration and Compensation

These Reflect expenses to municipalities in areas where power plants are installed. Its variation occurs according to the amount of electricity generated.

Depreciation and Amortization

This represents the depreciation and amortization of Eletrobras’ fixed assets. Eletrobras records as fixed assets the cost of construction or acquisition, as applicable, of plants, goods, equipment and intangible assets, less the accrued depreciation calculated using the straight line method, at rates which take into account the estimated useful life of the asset. Costs for repairs and maintenance prolonging the useful life of assets are increased, while other routine costs are charged to operating income. The interest on the debt obtained from third parties incurred during the construction period of assets is capitalized. The amortization of intangible assets and Financialç Assets, included in the scope of the IFRIC 12, is based on the concession period.

Operating Provisions

These reflect the provisions that Eletrobras makes regarding (i) legal proceedings in which it takes part; (ii) credits for bad accounts; (iii) onerous contracts (iv) other provisions.

Donations and Contributions

These reflect the expenses relating to investments by Eletrobras in new information technologies and research and development, as well as investments in cultural programs and sponsorship.

Other Operating Expenses

Other operating costs for Eletrobras include various costs which are incurred as part of the daily running of the Company. The most significant components are: (i) leasing costs, such as the generating units for the isolated system; (ii O&M (Operacionalization and Maintenance) costs for Eletrobras projects, which concern costs for operating facilities linked to the provision of electric power services, as well as preventive and corrective maintenance on equipment which forms said facilities; (iii) telecommunications costs, mainly the costs incurred for the telephone and internet services; (iv) insurance costs, including insurance policies for Eletrobras’ facilities and property; and (v) costs for the disposal of assets, mainly transformers.

Income from equity

Income resulting from the investment of equity relating to Eletrobras’ stake in other companies.

Financial Income

Financial Revenue

This reflects revenue from the remuneration that Eletrobras receives from investments in financial instruments, as well as interest, commissions and fees obtained from the loans it grants in accordance with the provisions of Brazilian law, which enables Eletrobras to act as a lender to certain public service providers controlled by Eletrobras. It also reflects revenue from the interest on bills paid in arrears for electric power paid to Eletrobras, as well as the impact of monetary updating and Eletrobras’ other revenue of a financial nature.

Financial Expenses

This mainly reflects payments of dividends and interest on STOCKHOLDERS’ EQUITY paid to Eletrobras shareholders, as well as charges incurred on contracted debts and commercial leases. It also reflects expenses for exchange rate variations levied on Eletrobras’ assets and liabilities pegged to foreign currencies, mainly with regard to Itaipu, seeing that Itaipu Binacional financial statements are kept in US Dollars, and this represents Eletrobras’ greatest exposure to the risk of variation in foreign currencies.

Monetary and exchange rate revenue (expenses)

Monetary and exchange rate revenue (expenses) refer mainly to Itaipu, seeing that Itaipu Binacional’s financial statements are prepared in US dollars, and that this represents the greatest exposure of Eletrobras to foreign currency risks. A devaluation of the real against the US dollar increases our revenue, insofar as the amount of the contribution from Itaipu increases, although the effect of that contribution is compensated. An increase in the value of the real corresponds to a drop in the Company’s revenue, as it implies a decrease in the value of the contribution from Itaipu, although such an effect is also compensated by the depreciation in the building cost of Itaipu.

ii. factors materially affecting operating income.

In the last three fiscal years, the financial condition and results of operations of Eletrobras were influenced, among other reasons, by factors such as the Brazilian macroeconomic development, reduction in revenue due to the renewed concessions in light of Law 12,783/2013, changes in exchange rates, investments made by Eletrobras in other companies related to the electricity sector, regulation of distribution tariffs for electricity and fixed transmission revenue.

Brazilian Macroeconomic Conditions

Eletrobras is affected by the conditions of the Brazilian economy. The Brazilian macroeconomic scenario has been characterized by growing economic activity and a consistent pattern in inflation levels. Exchange rates, however, have been volatile.

For the financial year ending December 31, 2012, GDP grew by 0.9%, despite the international financial crisis. The IPCA corresponded to 5.84%, influenced mainly by domestic factors. Domestically, food and drink prices exerted strong pressure on the inflation index.

In 2013, GDP grew by 2.3%, despite growing pressure on emerging countries. The IPCA [Índice Nacional de Preços ao Consumidor Amplo – Extended National Consumer Price Index] reached a maximum of 5.9%, influenced mainly by domestic factors, such as the price of food, drink and transport.

In 2014, the Brazilian GDP increased by 0.2% comparing to the previous year, according to Banco Central do Brasil data. The economic dynamics, in the year 2014, can be explained, by the demand side, by the sharp decline in Gross Fixed Capital Formation (GFCF), which measures the investment, which was -7.4% in the year and -4.6% accumulated in the previous four quarters, combined with the low contribution of consumption, especially household consumption. For the supply side, the agricultural (1.1%) and service sectors (1.2%) contributed positively, while the industrial sector contributed negatively, showing a drop of 0.5% accumulated in the last four quarters.

Regarding inflation, the Índice Nacional de Preços ao Consumidor Amplo (IPCA) was 6.41% in 2014, higher than registered in 2013, 5.91%. Nevertheless, inflation remained within Conselho Monetário Nacional (CMN) established target. In the year, the largest contribution was food and beverages, which rose 8.0%, generating impact of 1.97 percentage points in the aggregate index. Compared to the 2013 data, the housing group was crucial to the rise in inflation in 2014 due to the adjustment in electricity bills (17.1%), reversing much of the decline from the previous year (-15.7%).

With regard to the labor market, according to data from IBGE, in December 2014, the unemployment rate was estimated at 4.3%, repeating the percentage of December 2013 and keeping the lowest level of the series of Pesquisa Mensal de Emprego (PME). Whereas the average unemployment rate from January to December 2014 was estimated at 4.8%, against 5.4% in 2013.

For its part, according to information from the Central Bank (Relatório de Inflação [Inflation Report], December 2012), Brazil recorded a surplus of US$19.4 billion for the financial year ending December 31, 2012, with exports totaling US$242.6 billion (a decrease of 5.3% in relation to the same period in 2011), mainly owing to the moderate pace of economic activity worldwide and the decrease in important commodities prices for the country, such as iron ore. Imports totaled US$223.1 billion for the period, compared with US$226.2 billion in 2011, a decrease of 1.4%, mainly owing to an increase of 0.4% in prices and a decrease of 1.3% in the volume of imports. In terms of prices, the main events were the increase in the categories of durable consumer goods (5.8%) and fuels and lubricants (3.3%), partially compensated by a decrease of 1.1% in raw materials and intermediate products. The decrease in the volume of imports reflected, mainly, reductions in the quantities of durable consumer goods imported (17.9%) and fuels and lubricants (4.8%), contrasting with an increase of 9.6% in the volume of nondurable consumer goods.

The exchange rate in 2014 had a devaluation since the beginning of September, from a little more than of R$ 2.25/ US$ 1.00 to about R$ 2.65/ US$ 1.00 (17.7% variation) in December, influenced by relevant situational factors such as increasing uncertainty surrounding the electoral process, the further drop in commodity prices, the global movement of dollar appreciation and increased risk aversion associated with emerging countries.

The exchange rate, in 2013, showed low volatility if compared with the period during the international financial crisis. As such, the injection of capital exerted little pressure on the exchange rate. Consequently, the exchange rate in relation to the dollar showed an increase in value throughout 2013, beginning the year at R$2.0435 and finishing the year at R$2.3426.

The Central Bank’s policies, both on the spot market and future exchange market, brought about a decrease in international reserves of 0.75%, amounting to US$376.0 billion in December 2013.

Revenue reduced due to Law No. 12.783 / 2013

In 2012, the Federal Government enacted the provisional measure No. 579/2012, converted into Law No. 12,783/2013 which significantly altered the Brazilian electricity sector. The Law allowed concession holders to operate generation and transmission assets, whose termination was due to the period between 2015 and 2017, renew such concessions for a period of 30 years from January 1, 2013, but subject a significantly lower tariff levels.

In 2013 there was a change in the revenue structure with respect to the renewed generation and transmission concessions, determining the separate application of methods of operation and operation and maintenance, in accordance with Law No. 12,783 / 2013. For these reasons, companies renewed their generation and transmission concessions under Law No. 12,783/2013 received, from 2013, lower rates regarding the renewed assets, compared to the amounts received before the enactment of Law No. 12,783 / 2013. For the renewal of generation concessions, there is a new business model, in which the rate only covers a standard cost of operation and maintenance plus a margin of 10%, compared to non-renewed concessions, with respect to which the concessionaire could sell the generated energy.

Investment in CELG-D

On September 26, 2014, the Extraordinary General Meeting, the Eletrobras's shareholders approved the acquisition of control of CELG Distribuição SA - CELG. Since that date, the said company appears in the consolidated Financial Reports Financial Eletrobras, because, for accounting purposes, the effective date of the business combination coincides with the date of 3Q14 ITR. However, the actual transfer of ownership of common shares occurred in January 2015.

Electric Power Market

The consumption of electric power registered an increase of [•]% in 2014, above GDP growth for the period (0.2%). All consumer categories registered growth in the consumption of electric power, particularly the residential and commercial and services categories, which grew by 5.7% and 7.3%, respectively.

The consumption of electric power registered an increase of 3.5% in 2013, above GDP growth for the period (2.3%). All consumer categories registered growth in the consumption of electric power, particularly the ‘other clients’ and ‘commercial’ categories, which grew by 6.1% and 5.7%, respectively.

The consumption of electric power registered an increase of 3.5% in 2012, above GDP growth for the period (0.9%). All consumer categories registered growth in the consumption of electric power, particularly the ‘other clients’ and ‘commercial’ categories, which grew by 4.9% and 7.9%, respectively.

[After the economic stagnation of 2009, 2010 showed a strong recovery in industrial production and, consequently, industrial consumption of electric power. In 2013, the industrial consumption of electric power increased, due to the increase in consumption levels in the North East and South East regions. The Center West region was the region which expanded industrial consumption the most, with growth of 11.6%.]

Itaipu

Itaipu, one of the largest hydroelectric power plants in the world, is held jointly by Brazil and Paraguay and was built in accordance with a treaty between the two countries, which also regulates the terms of its operation.

In accordance with IFRS requirements, Eletrobras consolidates income from Itaipu in its financial statements. In accordance with the Itaipu treaty, Eletrobras must sell not only 50.0% of the electric energy produced by Itaipu which is held by Brazil, but also the share of electric power held by Paraguay which is not used by that country. Consequently, Eletrobras sells approximately 95.0% of the electric power produced by Itaipu. Articles 7 and 8 of Law # 5.899, of July 5, 1973, set out the structure used by distribution companies to calculate the total amount of electric power bought from Itaipu.

Although Itaipu produces a large amount of electric power, the Itaipu treaty requires that sales of the energy produced by Itaipu be non-profit-making, meaning without net effects on Eletrobras’ income.

To comply with this requirement, profits generated by the sale of energy from Itaipu are credited in subsequent periods to the energy accounts of residential and rural consumers through the Sistema Interligado Nacional [National Interconnected System] (thereby reducing Eletrobras’ revenue generated by energy sales) and the losses are taken into consideration by ANEEL [Agência Nacional de Energia Elétrica – National Electric Power Agency] in the calculation of electric power tariffs in the subsequent periods.

Under Law nº 11.480, of May 30, 2007, Eletrobras was able to apply a factor of adjustment to any financial contract signed between it and Itaipu, as well as any credit assignments between the Company and the National Treasury prior to December 31, 2007. The purpose of this factor of adjustment was to compensate for the impact of inflation rates in the United States on payments in North American dollars. With this in mind, the factor of adjustment is calculated on the basis of the consumer price index (CPI) and another index which monitors price variations in industry. Law nº 11.480 was revoked and Decree nº 6.265, of November 22, 2007 was promulgated, stating that a factor equivalent to the prior factor of adjustment should be passed on to energy distributors annually. Eletrobras applies the factor of readjustment to the totality of the loan contracts signed with Itaipu, even if it counts for 30% of the total amount.

As from the 2010 financial year, Eletrobras began recording any profits or losses related to Itaipu as a financial asset on its balance sheet, and registering the corresponding revenue in its operating revenue. Since January 1, 2013, Eletrobras has no longer consolidated Itaipu revenue line by line. For further details on its accounting treatment of Itaipu, see item IV of note for the financial statements 3.10 in Eletrobras consolidated financial statements for the financial year ending December 31, 2014.

Variations in the Exchange Rate

The fluctuations in the value of the real in relation to the US dollar, particularly devaluations and/or depreciations of the real, had and continue to have an effect on the Eletrobras’ revenue. Particularly, in accordance with the Itaipu treaty, all revenue from Itaipu is determined in US dollars. Due to the fact that Itaipu Binacional’s financial statements are prepared in US dollars and converted to reais at the exchange rate published by the Central Bank at the end of the period, any movement in the exchange rate between the real and the US dollar can have an significant impact on Eletrobras’ revenue, particularly in the ‘Monetary and exchange profit’ component of the ‘Net financial revenue (expenses)’ line.

However, considering that, in the terms of the Itaipu treaty, its operations must not result in any net effect on Eletrobras’ revenue, any loss or profit incurred as a consequence of an increase or decrease in the value of the US dollar against the real will subsequently be compensated for through the tariffs that residential and rural consumers are charged. In Eletrobras’ financial statements, the effects arising from the financings granted to Itaipu (exchange rate variation) in the items described above are accounted in Eletrobras Financial Result. Until they are compensated for, the accrued revenue from profits or losses from Itaipu operations, net of tariff adjustments, are written up in the Eletrobras balance sheet as a current asset, in the ‘Compensation rights’ line (Financial Asset).

Eletrobras Eletronorte

The subsidiary Eletronorte concluded, in 2004, long-term contracts for the supply of electricity to three of its major customers. Some of the revenue of these long-term contracts is associated with the payment of a premium linked to the international aluminum price quoted on the London Metal Exchange (LME), as basic asset for purposes of definition of the monthly values of the premium.

The premium can be considered as a component of a hybrid (combined) contract, a contract which includes non-derivative that embeds it so that the cash flow of the instrument, in some circumstances, varies as if it were an isolated derivative.

The gain on derivative transactions in the year 2014 is presented in the income statement for the year 2014.

For the financial year ending December 31, 2014, the net profits attributed to Eletrobras Eletronorte amounted to R$ 139.5 million, compared with profits of R$1,221 million in 2013 and losses of R$738.6 million in 2012.

Regulated Distribution Tariffs

For the financial year ending December 31, 2014, 22% of Eletrobras’ net revenue came from the distribution of electric power. Electric power distribution companies in general show losses, which will probably continue to occur, given that the tariffs they can charge are regulated and adjusted by ANEEL.

Fixed Transmission Revenue

Unlike revenue from distribution and generating, revenue from transmission is fixed by the Federal Government. This applies to all electric power companies with transmission operations in Brazil. Consequently, revenue from transmission does not increase or decrease in line with the amount of electric power transmitted. The Federal Government sets a fixed transmission revenue rate each year, which end consumers must pay, and this is passed on to Eletrobras and registered as revenue from transmission. Therefore, Eletrobras’ net profit may be affected by the fact that the costs in this sector cannot be passed on easily to its clients.

The Transmission Revenues are recorded in the financial statements of Eletrobras as:

•         Interest income: compensation arising from the financial asset by the end of the concession period, earned pro-rata manner that takes into account the average rate of return on investments;

•         Recipe for coverage: the operation and maintenance expenses based on the cost incurred; and as

•         Infrastructure Development Revenue: is recognized in income to the extent of the work completion stage, according to the dictates of the current accounting standards.

Statements of Results

Corporate fiscal year ending on December 31, 2013 compared to the corporate fiscal year ending on December 31, 2014

Centrais Elétricas Brasileiras SA – Eletrobras Statement of Results - IFRS and BR GAAP
(In thousands of Reais)	Corporate Fiscal Year ending on 31 December
					2014 x
	2014	VA%	2013	VA%	2013
OPERATING REVENUES

Generation

Supply (sale) Electricity	12,175,362	40.26%	8,066,674	33.84%	50.93%
Electric Power Supply	3,317,103	10.97%	3,774,404	15.84%	-12.12%
Electricity Short Term	3,817,976	12.62%	2,395,732	10.05%	59.37%
Revenue Operations and Maintenance Renewed Lines	1,803,127	5.96%	2,198,235	9.22%	-17.97%
Line Construction Revenue Renewed	240,040	0.79%	736,854	3.09%	-67.42%
Financial effect of Itaipu	-97,740	-0.32%	67,961	0.29%	-243.82%
	21,255,868	70.28%	17,239,860	72.33%	23.29%
Transmission

Revenue Operations and Maintenance Renewed Lines	1,207,090	3.99%	2,037,399	8.55%	-40.75%
Revenue Operations and Maintenance	994,178	3.29%	118,382	0.50%	739.81%
Construction Revenues	1,786,195	5.91%	1,797,324	7.54%	-0.62%
Financial - Return on Investment	714,409	2.36%	552,106	2.32%	29.40%
	4,701,872	15.55%	4,505,211	18.90%	4.37%
Distribution

Electric Power Supply	7,310,337	24.17%	4,419,444	18.54%	65.41%
Construction Revenues	873,413	2.89%	1,013,684	4.25%	-13.84%
Supply	38,477	0.13%	0	0.00%	n/a
	8,222,227	27.19%	5,433,128	22.79%	51.34%

Other income	1,446,341	4.78%	1,008,200	4.23%	43.46%

	35,626,308	117.79%	28,186,399	118.25%	26.40%

(-) Deductions from Operating Revenues	-1,683,781	-5.57%	-1,231,306	-5.17%	36.75%
(-) ICMS	-2,685,562	-8.88%	-2,238,363	-9.39%	19.98%
(-) PASEP and COFINS	-1,005,014	-3.32%	-870,490	-3.65%	15.54%
(-) Sector charges	-7,097	-0.02%	-10,596	-0.04%	-33.03%
(-) Other deductions (including ISS)	-5,381,454	-17.79%	-4,350,755	-18.25%	23.69%

Net operating revenue	30,244,854	100.00%	23,835,644	100.00%	26.89%

OPERATING COSTS

Power purchased for resale	(10,424,699)	-34.47%	(5,515,206)	-23.14%	89.02%
Charges on use of electric network	(1,523,379)	-5.04%	(1,560,883)	-6.55%	-2.40%
Fuel production of electricity	(1,479,633)	-4.89%	(1,492,368)	-6.26%	-0.85%
Construction	(2,899,648)	-9.59%	(3,547,863)	-14.88%	-18.27%
	(16,327,359)	-53.98%	(12,110,694)	-50.81%	34.82%
OPERATING EXPENSES

Personnel, Material and Services	(8,485,373)	-28.06%	(9,244,586)	-38.78%	-8.21%
Remuneration and reimbursement	(386,824)	-1.28%	(405,809)	-1.70%	-4.68%
Depreciation	(1,387,034)	-4.59%	(1,296,375)	-5.44%	6.99%
Amortization	(390,262)	-1.29%	(215,955)	-0.91%	80.71%
Donations and contributions	(251,415)	-0.83%	(332,031)	-1.39%	-24.28%
Operating provisions	(1,861,707)	-6.16%	(3,258,205)	-13.67%	-42.86%
Adjustment plans of staff	(219,299)	-0.73%	(256,860)	-1.08%	-14.62%
Other	(1,675,350)	-5.54%	(2,094,564)	-8.79%	-20.01%
	(14,657,264)	-48.46%	(17,104,385)	-71.76%	-14.31%
OPERATING INCOME BEFORE FINANCIAL RESULT	(739,769)	-2.45%	(5,379,435)	-22.57%	-86.25%

FINANCIAL RESULTS
Financial income
Interest income, commissions and fees	1.071.107	3,54%	1,146,055	4.81%	-6.54%
Income from financial investments	1.020.654	3,37%	556,469	2.33%	83.42%
Arrears Surcharge on electricity	323.300	1,07%	305,404	1.28%	5.86%
Monetary Adjustment	346.141	1,14%	454,634	1.91%	-23.86%
Exchange rate variation gain	295.553	0,98%	539,059	2.26%	-45.17%
Compensation of damages - Law 12.783 / 13	1.018.952	3,37%	441,024	1.85%	131.04%
Gains on derivative	382.614	1,27%	-	0.00%	n/a
Other financial income	747.433	2,47%	269,666	1.13%	177.17%
Financial Expenses
Debt charges	(3.365.085)	-11,13%	(2,031,402)	-8.52%	65.65%
Lease charges	(279.716)	-0,92%	(269,032)	-1.13%	3.97%
Charges on shareholders' funds	(87.047)	-0,29%	(189,967)	-0.80%	-54.18%
Losses on derivatives	-	0,00%	(238,938)	-1.00%	-100.00%
Other financial expenses	(779.281)	-2,58%	(606,287)	-2.54%	28.53%
	694.625	2,30%	376,685	1.58%	84.40%

INCOME BEFORE EQUIT	(45.144)	-0,15%	(5,002,750)	-20.99%	-99.10%

RESULTS OF EQUITY	(1.216.840)	-4,02%	177,768	0.75%	-784.51%

OPERATING INCOME	(1.261.984)	-4,17%	(4,824,982)	-20.24%	-73.84%

Income tax and social contribution Current	(14,727)	-0.05%	(60,424)	-0.25%	-75.63%
Income Tax and Social Contribution Deferred	(1,685,613)	-5.57%	(1,306,254)	-5,48%	29,04%

PROFIT (LOSS) FOR THE YEAR	(2,962,502)	-9.80%	(6,191,660)	-25.98%	-52.15%

PORTION ATTRIBUTABLE TO CONTROLLING COMPANIES	(3,031,055)	-10.02%	(6,186,948)	-25.96%	-51.01%
PORTION ATTRIBUTABLE TO NON-CONTROLLING COMPANIES	68,553	0.23%	(4,712)	-0.02%	-1554.86%

NET LOSS PER SHARE	(R$2.24085)	0,00%	(R$4.57400)	0,00%	-51,01%

Comparison of the results for the fiscal years ending on December 31, 2014 and December 31, 2013:

The Company's management revised the calculation of the present value of finance leases related to the assets of independent producers, which have energy supply contract for the subsidiary Amazonas Energia, and identified inaccuracies to be corrected retrospectively, as required CPC 23 - Accounting Policies, Estimates and Errors changes. Thus, the figures for the years ended December 31, 2013 and January 1, 2013, presented for comparative purposes have been restated. Thus, for purposes of ensuring comparability, the figures for the year ended December 31, 2013 included in this item 10 were adjusted according to the above effects.

Additionally, For a better presentation of its financial statements for the year ended December 31, 2014, Eletrobras restated certain items of the income statement, reflecting on the comparative information for the year ended December 31, 2013. Due such restatement, Eletrobras began to show its direct costs in specific field in the income statement, thus making the gross profit. The effects of the restatement are disclosed in item 10.4 "b" below.

The table below contains Eletrobras’ operating income and expenses (as a percentage of net operating income):

	Fiscal year ending on 31 December
	2014	2013
Income
Generation	70.3%	72.3%
Distribution	27.2%	22.8%
Transmission	15.6%	18.9%
Other operating revenue	4.8%	4.2%
Tax on revenue	(14.5)%	(14.6%)
Sectorial charges	(3.3)%	(3.7%)
Net operating income	100.0%	100.0%
Expenses
Operating costs	(54.0)%	(50.8)%
Operating expenses	(48.5)%	(71.7)%
Financial result	2.3%	1.1%
Result of holdings	(4.0)%	0.8%
Operating result before income tax and social contribution	(5.6)%	(20.7)%
Income taxes	(9.8)%	(5.7)%
Net profit	(54.0)%	(26.0)%

Consolidated Statements of Results

This topic presents a general overview of Eletrobras’ consolidated results, net of eliminations among segments, which are discussed in relation to each segment below.

Net Operating Revenue

The net operating income in 2014 increased by R$ 6,409 million, or 26.9%, corresponding to R$ 30,245 million, compared to R$ 23,836 million in 2013 and was the increase caused by:

  An increase of R$ 4.016 million, or 23.3%, in the generation of revenues, from R$ 17,240 million in 2013 to R$ 21,256 million in 2014, primarily due to an increase of R$ 4,109 million, or 50.9% , in revenues from sale of electricity. This increase was mainly influenced by the sale of energy in the spot market (CCEE), from R$ 2,396 million in 2013 to R$ 3,818 million in 2014. In addition, the Itaipu Transfer went from a net income of R$ 68 million in 2013 to a net expense of R$ 98 million in 2014. Finally, the construction revenue decreased 67.4%, from R$ 737 million in 2013 to R$ 240 million in 2014, and has equivalent amount recorded as cost of construction.

  An increase of R$ 2,789 million, or 51.3%, in operating revenues of the distribution segment, from R$ 5,433 million in 2013 to R$ 8,222 million in 2014, mainly due to the increase of R$ 2,891 million, or 65.4% in revenues from electricity supply, caused by the increase in the customer base of the distribution companies of Eletrobras, mainly due to the acquisition of CELG-D [September] 2014, which had approximately 3.0 million customers in December 31, 2014 (excluding the CELG-D, the increase in volume of energy billed in 2014 represented an increase of 5.9% compared to 2013); and

  An increase of R$ 197 million, or 4.4%, in revenues from transmission, which totaled R$ 4,505 million in 2013, compared to R$ 4,702 million in 2014, due primarily update rates of return on investments in this segment.

Operating costs

Operating costs increased by R$ 4,217 million, or 34.8%, in 2014, when corresponded to R$ 16,327 million, compared to R$ 12,111 million in 2013. This increase was mainly caused by an increase of R$ 4,909 million, or 89.0%, in electricity purchased for resale, mainly due to the need for energy purchases in the spot market, caused by the occurrence of deficit in hydroelectric power generation (GSF or Generating Scale Factor), which was offset in part by reducing the purchasing power by Eletrobras Amazonas Energia. This increase was partially offset by:

•         A reduction of R$ 648 million, or 18.3%, in construction costs, which decreased from R$ 3,548 million in 2013 to R$ 2,900 million in 2014, mainly due to a decrease in investments made by Eletrobras during the year 2014; and

  A reduction of R$ 32 million, or 2.1%, in terms of use of transmission networks, from R$ 1,555 million in 2013 to R$ 1,523 million in 2014, mainly due to a reduction in transmitted energy volume through transmission lines owned by Eletrobras.

Operating expenses

Operating expenses decreased by R$ 2,447 million, or 14.3% in 2014, reaching R$ 14,657 million in 2014, compared to R$ 17,104 million in 2013. The main reasons for the reduction in operating expenses were:

  A reduction of R$ 1,396 million, or 42.9%, in operating provisions, which increased from an expense of R$ 3,258 million in 2013 to an expense of R$ 1,862 million in 2014, mainly due to reversal of provision for loss on financial assets in the amount of R$ 593 million still pending regulation by ANEEL (for the reinvestments made in concessions renewed in the light of Law No. 12,783/2013), as well as the reversal of onerous contracts in the amount of R$ 1,800 million, the reversal of provision for losses on investments of R$ 314 million and the reversal of allowance for doubtful accounts of R$ 269 million (relating to loans and financing to Cemat and Celtins). Such reversals were partially offset by the recognition of provisions for contingencies in the amount of R$ 3,656 million, and the provision for adjustment to market value (especially on the equity interest held by Eletrobras Investments at CESP) of R$ 111 million in 2014. The consolidation of CELG-D data impacted the operating provisions of Eletrobras negatively by the about of R$ 113 million in 2014 and an increase in provisions for guarantees amounting to R$ 115 million; and

  A reduction of R$ 759 million, or 8.2%, in personnel, material and services, from R$ 9,244 million in 2013 to R$ 8,485 million in 2014, primarily due to a reduction of R$ 1,059 million in expenses personal, because the implementation of the reduction of 41staff after the implementation of the adjustment plans of staff, partially offset by increases of R$ 15 million in expenses for materials and R$ 267 million in expenses for services.

Financial Results

Net financial income increased by 84.4% or R$ 318 million, representing an income of R$ 695 million in 2014, compared to income of R$ 377 million in 2013. This increase resulted primarily from:

  A reduction of R$ 239 million in losses on derivatives combined with an increase of R$ 383 million in gains on derivatives, resulting in a net increase of R$ 622 million, mainly due to the effects of embedded derivative on the electricity sales contract of Eletronorte for aluminum producers companies in 2014.

  An increase of R$ 578 million, or 131.0%, in return for compensation - Law No. 12,783/13, which increased from R$ 441 million in 2013 to R$ 1,019 million in 2014, mainly due to the remuneration earned on the asset balance; and

  An increase of R$ 464 million, or 83.4% in income from financial investments, from R$ 556 million in 2013 to R$ 1,020 million in 2014, mainly due to an increase in short-term investments;

This reduction in net financial income was partially offset by:

  An increase of R$ 1,334 million, or 65.7%, in debt charges, from R$ 2,031 million in 2013 to R$ 3,365 million in 2014, mainly due to the hiring of new loans in 2014, especially for funding of R$ 6,500 million from the Banco do Brasil and Caixa Econômica Federal, with a consequent increase in the required interest payments, as evidenced by the value of short-term interest on financing loans on December 31, 2014, corresponding to R$ 688 million, compared to R$ 342 million on December 31, 2013, along with the increase in the balance of funding for the Eletrobras Companies;

  A reduction of R$ 244 million, or 45.2%, in exchange variations gains from R$ 539 million in 2013 to R$ 296 million in 2014, mainly due to the diversified composition of all obligations in foreign currency, which ultimately reduce the gains from exchange rate variations; and

  A decrease of R$ 108 million, or 23.9%, in monetary variations, from R$ 454 million in 2013 to R$ 346 million in 2014, mainly due to the diversified composition of indicators used to update the assets and liabilities obligations of Eletrobras, which ultimately reduce the gains from financial updates.

  A reduction of R$ 77 million, or 6.5%, in interest income, commissions and fees, which increased from R$ 1,146 million in 2013 to R$ 1,071 million in 2014, mainly due to a drop in the balance of the account of loan and financing granted by Eletrobras in 2014;

Income from Equity Interests

The equity income decreased by R$ 1,395 million, or 784.5%, from a profit of R$ 178 million in 2013 to a loss of R$ 1,217 million in 2014, due to the change in equity investments in affiliated companies, mainly, from the negative result of SPE Madeira Energia SA (UHE Santo Antônio)

Income Tax and Social Contribution

The amounts corresponding to income and social contribution taxes increased by R$ 334 million, corresponding to R$ 1,366 million in 2013, compared to R$ 1,700 million in 2014. The increase was mainly caused by the write-off of tax credits during the year 2014.

Net Loss

As a result of the factors discussed above, net loss of Eletrobras in 2014 decreased by R$ 3,229 million, or 52.2%, corresponding to a loss of R$ 2,963 million in 2014, compared to a loss of R$ 6,192 million in 2013.

Corporate fiscal year ending on December 31, 2012 compared to the corporate fiscal year ending on December 31, 2013

Centrais Elétricas Brasileiras SA – Eletrobras - Statement of Results - IFRS and BR GAAP
(In thousands of Reais)	Corporate Fiscal Year ending on 31 December
					2013 x
	2013	VA%	2012	VA%	2012
OPERATING REVENUES

Generation

Supply (sale) Electricity – Distribution Companies	8,066,674	33.8%	13,080,819	46.8%	-38.3%
Electric Power Supply – Final Consumers	3,774,404	15.8%	3,659,984	13.1%	3.1%
Electricity Short Term	2,395,732	10.1%	1,640,241	5.9%	46.1%
Revenue of Operations and Maintenance Renewed Lines	2,198,235	9.2%	-	0.0%	n/a
Line Construction Revenue Renewed Lines	736,854	3.1%	-	0.0%	n/a
Financial - Investment Return		0.0%		0.0%	n/a
Financial effect of Itaipu	67,961	0.3%	502,067	1.8%	-86.5%
	17,239,860	72.3%	18,883,111	67.5%	-8.7%
Transmission

Revenue Operations and Maintenance Renewed Lines	2,037,399	8.5%	-	0.0%	n/a
Revenue Operations and Maintenance	118,382	0.5%	2,544,791	9.1%	-95.3%
Construction Revenues	1,797,324	7.5%	1,960,474	7.0%	-8.3%
Financial - Return on Investment	552,106	2.3%	2,852,332	10.2%	-80.6%
	4,505,211	18.9%	7,357,597	26.3%	-38.8%
Distribution

Electric Power Supply	4,419,444	18.5%	5,099,414	18.2%	-13.3%
Construction Revenues	1,013,684	4.3%	1,345,519	4.8%	-24.7%
	5,433,128	22.8%	6,444,933	23.0%	-15.7%

Other income	1,008,200	4.2%	962,425	3.4%	4.8%

	28,186,399	118.3%	33,648,066	120.3%	-16.2%

(-) Deductions from Operating Revenues

(-) ICMS	(1,231,306)	-5.2%	(1,389,760)	-5.0%	-11.4%
(-) PASEP and COFINS	(2,238,363)	-9.4%	(2,549,447)	-9.1%	-12.2%
(-) Sector charges	(870,490)	-3.7%	(1,723,889)	-6.2%	-49.5%
(-) Other deductions (including ISS)	(10,596)	0.0%	(24,227)	-0.1%	-56.3%
	(4,350,755)	-18.3%	(5,633,770)	-20.3%	-23.5%

Net operating revenue	23,835,644	100.0%	28,014,296	100.0%	-14.8%

OPERATING EXPENSES

Personnel, Material and Services	9,244,586	38.8%	7,670,823	27.4%	20.5%
Employee and management profit	-	0.0%	-	0.0%	n/a
Power purchased for resale	5,515,206	23.1%	4,863,288	17.4%	13.4%
Charges on use of electric network	1,555,257	6.5%	1,586,809	5.7%	-2.0%
Operation and maintenance - distribution	-	0.0%	-	0.0%	n/a
Operation and maintenance - Transmission	-	0.0%	-	0.0%	n/a
Construction - Distribution	1,013,684	4.3%	1,345,519	4.8%	-24.7%
Construction - Transmission	1,797,324	7.5%	1,960,474	7.0%	-8.3%
Construction - Generation	736,855	3.1%	-	0.0%	n/a
Fuel production of electricity	1,492,368	6.3%	693,751	2.5%	115.1%
Remuneration and reimbursement	405,809	1.7%	667,923	2.4%	-39.2%
Depreciation	1,296,375	5.4%	1,528,692	5.5%	-15.2%
Amortization	215,955	0.9%	160,269	0.6%	34.7%
Donations and contributions	332,031	1.4%	379,002	1.4%	-12.4%
Operating provisions	3,258,205	13.7%	4,971,221	17.8%	-34.5%
	-	0.0%	-	0.0%	n/a
Adjustment plans of staff	256,860	1.1%	-	0.0%	n/a
Other	2,094,564	8.8%	1,814,116	6.5%	15.2%
	29,215, 079	122.6%	27,641,887	98.9%	5.7%

Centrais Elétricas Brasileiras SA – Eletrobras - Statement of Results - IFRS and BR GAAP
(In thousands of Reais)	Corporate Fiscal Year ending on 31 December
					2013 x
	2013	VA%	2012	VA%	2012
OPERATING INCOME BEFORE FINANCIAL RESULT	(5,379,435)	-22.6%	372,409	1.3%	-1.544.5%

FINANCIAL RESULTS
Financial income
Interest income, commissions and fees	1,146,055	4.8%	1,172,031	4.2%	-2.2%
Income from financial investments	556,469	2.3%	1,565,875	5.6%	-64.5%
Adding moratorium on electricity	305,404	1.3%	230,597	0.8%	32.4%
Monetary changes	454,634	1.9%	720,816	2.6%	-36.9%
Exchange rate changes	539,059	2.3%	460,559	1.6%	17.0%
Compensation of damages - Law 12.783 / 13	441,024	1.9%	211,532	0.8%	108.5%
Other financial income	269,666	1.1%	297,411	1.1%	-9.3%
Financial Expenses			-	0.0%	n/a
Debt charges	(2,031,402)	-8.5%	(1,420,938)	-5.1%	43.0%
Lease charges	(269,032)	-1.1%	(412,152)	-1.5%	-34.7%
Charges on shareholders' funds	(189,967)	-0.8%	(502,178)	-1.8%	-62.2%
Exchange rate changes	-	0.0%	-	0.0%	n/a
Losses on derivatives	(238,938)	-1.0%	-	0.0%	n/a
Other financial expenses	(606,287)	-2.5%	(639,078)	-2.3%	-5.1%
	376,685	1.6%	1,684,475	6.0%	-77.6%

INCOME BEFORE PARTICIPATION IN ASSOCIATES AND OTHER INVESTMENTS	(5,002,750)	-21.0%	2,056,884	7.4%	-343.2%

RESULTS OF PARTICIPATION IN ASSOCIATES AND OTHER INVESTMENTS	177,768	0.7%	612,202	2.2%	-71.0%

OPERATING INCOME BEFORE LAW 12.783 / 2013	(4,824,982)	-20.2%	2,669,086	9.5%	-280.8%

Effects - Law 12.783 / 2013	-	0.0%	(10,085,380)	-36.1%	-100.0%

OPERATING INCOME AFTER THE LAW 12.783 / 2013	(4,924,697)	-20.7%	(7,416,294)	-26.5%	-33.6%

Income tax and social contribution Current	(60,424)	-0.3%	(67,871)	-0.2%	-11.0%
Income Tax and Social Contribution Deferred	(1,306,254)	-5.5%	558,513	2.0%	-333.9%

PROFIT (LOSS) FOR THE YEAR	(6,191,660)	-26.0%	(6,925,652)	-24.8%	-10.6%

Portion attributable to controlling companies	(6,186,948)	-26.0%	(6,878,916)	-24.6%	-10.1%
Portion attributable to non-controlling companies	(4,712)	0.0%	(46,736)	-0.2%	-89.9%

NET LOSS PER SHARE	(R$4,57)		(R$5,12)		-10.7%

The Company's management revised the calculation of the present value of finance leases related to the assets of independent producers, which have energy supply contract for the subsidiary Amazonas Energia, and identified inaccuracies to be corrected retrospectively, as required CPC 23 - Accounting Policies, Estimates and Errors changes. Thus, the figures for the years ended December 31, 2013 and January 1, 2013, presented for comparative purposes have been restated. Thus, for purposes of ensuring comparability, the figures for the year ended December 31, 2013 included in this item 10 were adjusted according to the above effects.

Comparison of the results for the fiscal years ending on December 31, 2013 and December 31, 2012:

The table below contains Eletrobras’ operating income and expenses (as a percentage of net operating income):

	Fiscal year ending on 31 December
	2013	2012
Income
Generation	72.2%	68.0%
Distribution	22.9%	22.7%
Transmission	19.0%	26.0%
Other operating revenue	4.2%	3.4%
Tax on revenue	(14.6%)	(13.9%)
Sectorial charges	(3.7%)	(6.2%)
Net operating income	100.0%	100.0%
Expenses
Operating expenses	(122.5)%	(98.7)%
Financial result	1.1%	6.0%
Result of holdings	0.7%	2.2%
Operating result before income tax and social contribution	(20.7)%	(26.5)%
Income taxes	(5.7)%	1.8%
Net profit	(26.4)%	(24.7)%

Consolidated Statements of Results

This topic presents a general overview of Eletrobras’ consolidated results, net of eliminations between segments, which are discussed in relation to each segment below.

Net Operating Revenue

In 2013 net operating revenue showed a reduction of R$ 4.178 billion, or 14.9%, to 23.836 billion, compared to R$ 28.014 billion in 2012, the increase having been caused by:

  A reduction of R$ 2.778 billion, or 37.5%, in transmission revenue, which totaled R$ 7.437 billion in 2012, compared to R$ 4.659 billion in 2013, because of the reduction in tariffs and Annual Allowed Revenue, under the terms of Law No. 12,783/2013.

  A reduction of R$ 3.137 billion, or 14.2%, in generation revenue, which went from R$ 22.210 billion in 2012 to R$ 19.073 billion in 2013, due to (i) a reduction of 15.6% in the volume of energy sold, which went from R$ 21.415 billion in 2012 to R$ 18.077 million in 2013; (ii) a reduction in tariffs and in Annual Allowed Revenue, under the terms of Law No. 12,783/2013. This reduction arose from the change in the volume of energy sold from 261 TWh in 2012 to 259 TWh in 2013; and

  A reduction of R$ 581 million, or 8.8%, in revenue from the distribution segment, which went from R$ 6.585 billion in 2012 to R$ 6.004 billion in 2013, because of (i) a reduction of 3.9% in the supply of energy, whose amount went from R$ 4.859 billion in 2012 to R$ 4.991 billion in 2013; (ii) a reduction in tariffs and in the Annual Allowed Revenue, under the terms of Law No. 12,783/2013. Despite the increase in the volume of energy sold, from 15.2 TWh in 2012 to 16.1 TWh in 2013, the material reduction in tariffs caused a reduction in operating revenue.

Operating Expenses

In 2013 operating income showed an increase, from R$ 1.562 billion, or 5.7%, reaching R$ 29.204 billion in 2013, compared to R$ 27.642 billion in 2012. The principal reasons that led to the increase in operating expenses were:

  An increase of R$ 1.574 billion, or 20.5%, in personnel expenses, which went from R$ 7.671 billion in 2012 to R$ 9.245 billion in 2013, principally due (i) to the increase in the value of the annual employee bonus; and (ii) to payments, in the amount of R$ 1.400 billion, to certain employees, as an early retirement incentive;

  An increase of R$ 799 million, or 115.1% in fuel costs for energy production.  In 2013 those costs totaled R$ 1.492 billion, compared to R$ 694 million in 2012. The increase arose from the increase in the production of thermal energy because of the need to supplement hydroelectric generation with thermoelectric, caused by adverse water conditions in 2013.  As a result of those water conditions, the Camaçari Plant had to operate in 2013, which required the purchase of a large volume of gas, the plant’s fuel;

  An increase of R$ 652 million, or 13.4% in energy purchased for resale, which went from R$ 4.863 billion in 2012 to R$ 5.515 billion in 2013. This increase was caused mainly by the increase in the cost of energy purchased on the spot market; and

  An increase of R$ 309 million, or 17.0%, in other operating costs and expenses, which went from R$ 1.814 billion in 2012 to R$ 2.123 billion in 2013. The increase derived mainly from the payment of a guaranty paid by Eletrobras to a third party under an obligation of Eletrobras Amazonas Energia.

The increase in operating expenses were partially offset by:

•         A reduction of R$ 1,713 million, or 24.5%, in operating provisions, which increased to R$ 3,258 million in 2013, compared to R$ 4,917 million in 2012, mainly due to the reduction of costs related to onerous contracts, mainly caused by the reduction of interest rates on such contracts, for approving new tariffs in Furnas and the increase in energy prices on energy contracts on the spot market. This reduction in costs was partially offset by an increase in provisions due to litigation in progress dealing on the repayment of compulsory loans made by certain final consumers of energy, due to the change in loss prognosis in those cases of "possible" to "likely "; and

A reduction of R$ 262 million, or 39.2%, in remuneration and compensation, corresponding to R$ 406 million in 2013, compared to R$ 668 million in 2012, mainly due to the reduction of the royalty payments caused by adverse hydrological conditions, which resulted in reducing the use of hydroelectric power plants of Eletrobras.

Financial Result

The net financial result registered an income of R$ 377 million in 2013, compared to income of R$ 1.684 billion in 2012. This reduction resulted principally from:

  A reduction of R$ 1.009 billion, or 64.5%, in income from financial investments, which corresponded to R$ 556 million in 2013, compared to R$ 1.556 billion in 2012, taking into account that the reduction in Eletrobras’ income caused the Company to reduce the number of loans granted to utility concessionaires, reducing the interest and commission income paid to the Company; and

  A reduction of R$ 312 million, or 62.2%, in charges on shareholders’ funds, which corresponded to R$ 190 million in 2013, compared to R$ 502 million in 2012, mainly because of the payment of the annual dividend which had been withheld in the past.

This reduction in the net financial result was partially offset by:

  An increase of R$ 229 million, or 108.5%, in compensation under the terms of Law No. 12,783/2013, which corresponded to R$ 441 million in 2013, compared to R$ 211 million in 2012, an increase in line with inflation indices; and

  An increase of R$ 78 million, or 17.0%, in exchange rate gains, going from R$ 461 million in 2012 to R$ 539 million in 2013, principally because of an increase in income denominated in United States dollars, as a result of the devaluation of the real against the United States dollar in 2013 compared to 2012.

Result of Participation in associates and other Investments

The result on participation in associates and other investments showed a reduction of R$ 434 million, or 71%, going from R$ 612 million in 2012 to R$ 177 million in 2013, reflecting adjustments made by Eletrobras to the results of certain affiliates because of the effects of Law No. 12,783/2013.

Income Tax and Social Contributions

The amounts corresponding to income tax and social contributions suffered reduction of R$ 1.857 billion, corresponding to a credit of R$ 490 million in 2012, compared to an expense of R$ 1.367 billion in 2013. The reduction was caused principally by the reversal of deferred tax credits which Eletrobras does not expect to be able to use because of a reduction in the Company’s income.

Net Loss

As a result of the factors discussed above, Eletrobras’ net loss in 2013 showed a reduction of R$ 734 million, or 10.6%, corresponding to a loss of R$ 6.191 billion in 2013, compared to a loss of R$ 6.925 billion in 2012.

Cash Flow

The tables below summarize the progression of net cash flows at Eletrobras for the periods shown:

	Financial Year ending December 31 (in thousands of reais))
Net Cash Flows	2014	2013	2012
Provided for Operating Activities	5,192,461	9,329,354	13,349,925
Used for Investment Activities	(10,796,705)	(8,155,408)	(10,857,514)
Derived (used) for Financing Activities	3,254,036	(77,879)	(3,100,740)
Total	(2,350,208)	1,096,068	(608,329)

Operating Activities

The cash flows deriving from operating activities at Eletrobras result mainly:

•         from the sale and transmission of electric power to a stable and diversified client base in retail and wholesale at fixed prices; and

•         limited deposits in the scope of legal cases in which Eletrobras is the plaintiff and must pay a deposit to the applicable court.

The cash flows in operating activities have proved insufficient to meet the operational and capital investment requirements of Eletrobras for the periods analyzed.

In 2014, the cash flow generated by operating activities showed a decrease of R$ 4.1 billion, going from R$9.3 billion in 2013 to R$ 5.2 billion in 2014. This variation arose, mainly, from the registration provisions and payment of legal contingencies, judicial deposits and payment of financial charges of R$ 3.3 billion.

In 2013, the cash flow generated by operating activities showed a decrease of R$4.1 billion, going from R$13.4 billion in 2012 to R$9.3 billion in 2013. This variation arose, mainly, from a decrease of R$4.1 billion in revenue, due to the application of Law # 12,783/2013.

In 2012, the cash flow generated by operating activities showed an increase of R$9.1 billion, going from R$4.3 billion in 2011 to R$13.4 billion in 2012. This increase was mainly caused (i) by the acquisition of properties for electric power generation, transmission and distribution lines, (ii) by a decrease of R$8 billion in bonds and securities, and (iii) R$3 billion in special transactions.

Investment Activities

[The Eletrobras investment cash flow mainly shows:

•         limited investments, which are the cash that Eletrobras has to invest in the Banco do Brasil S.A. (or in other investments determined by the Brazilian Government);

•         acquisitions of certain investments – partnerships signed between Eletrobras and third parties from the private sector relating to the operation of new factories;

•         acquisitions of fixed assets, consisting mainly of investments in necessary equipment for the operating activities of  Eletrobras;

•         revenue arising from:

(i)    ‘LFT’ debt securities issued by the Brazilian Government: these securities are indexed to the Selic [Sistema Especial de Liquidação e Custodia - Special Clearance and Escrow System] and do not earn interest;

(ii)   ‘LTN’ debt securities issued by the Brazilian Government: these securities are indexed at a fixed rate and do not earn interest; and

(iii)  ‘Participation certificates’ issued by the following companies: (a) Lajeado Energia S.A., (b) CEB Lajeado S.A., and (c) Paulista Lajeado Energia S.A. Eletrobras receives remuneration from these securities based on the annual profit that each company makes].

In 2014, the cash flow derived from investment activities showed a variation of R$ 2.6 billion, going from R$ (8.2) billion in 2013 to R$ 10.8 billion in 2014. This variation occurred, mainly, due to the acquisition of fixed assets of approximately R$ 2.8 billion (an increase of R$ 661 million compared to 2013) and the reduction of the amounts received by made loans (which decreased by R$ 1.5 billion in 2014 compared to 2013).

In 2013, the cash flow derived from investment activities showed a decrease of R$2.7 billion, or 24,8%, going from R$(10.9) billion in 2012 to R$(8.2) billion in 2013. This variation arose from the acquisition of fixed assets and the receipt of payment on loans and financing operations.

In 2012, the cash flow derived from investment activities was stable compared to 2011, at R$(10.9) billion.

Financing Activities

The cash flows used from financing activities by Eletrobras mainly show revenue derived from interest that the company receives from long- and short-term loans granted to companies operating in the Brazilian electricity sector.

In 2014, the cash flow from financing activities by Eletrobras showed a variation of R$ 3.3 billion, going from R$ (0.1) billion in 2013 to R$ 3.2 billion in 2014. This variation occurred, mainly, due to the hiring of R$ 7.4 billion of loans in 2014 (compared to R$ 6.1 billion in 2013) and an increase in the payment of principal of loans and financing obtained (corresponding to R$ 3.2 billion in 2014 compared to R$ 2.5 billion in 2013).

In 2013, the cash flow from financing activities by Eletrobras showed a decrease of R$3.0 billion, going from R$(3.1) billion in 2012 to R$77,9 million in 2013. This variation was mainly caused by the payment of (i) dividends, and (ii) loans and financing operations.

In 2012, the cash flow from financing activities by Eletrobras showed a decrease of R$5.4 billion, going from R$2.3 billion in 2011 to R$(3.1) billion in 2012. This variation was mainly caused by the payment of (i) dividends, and (ii) loans and financing operations.

b) revenue variations attributable to modifications in prices, exchange rates, inflation, alterations in volumes and the introduction of new products and services.

The decrease in value of the real against the US dollar and the fact that a significant share of Eletrobras’ receivables are indexed to foreign currencies, mainly the US dollar, negatively impacted the revenue from exchange rate changes, which, however generated a profit in the amount of R$ 296 million on December 31, 2014 (compared with a profit of R$ 539 million on December 31, 2013 and a profit of R$ 461 million on December 31, 2012) owing to the variation in the exchange rate.

As regards monetary variations due to domestic price levels, for the financial year ending December 31, 2014, Eletrobras registered a profit of R$ 346 million, compared with a profit of R$455 million 2013 and a profit of R$721 million in 2012.

c) the impact of inflation, the variation in the main raw material and product prices, exchange and interest rates on the financial income of Eletrobras, when relevant

Inflation

The financial situation and operating income of Eletrobras are affected by inflation, since part of its revenue is indexed to inflation indices (IGP-M [Índice Geral de Preços do Mercado - General Market Price Index]) and its operating costs tend to follow such indices.

The majority of Eletrobras’ costs and expenses are recorded in reais and pegged to the inflation measurement indices, such as the IGP-M, the National Consumer Price Index - INPC and the IPCA [Índice Nacional de Preços ao Consumidor Amplo – Extended National Consumer Price Index], or is adjusted in accordance with the fluctuation measured in exchange rates.

Eletrobras’ expenditure on personnel represented approximately 42.6% of its operating expenses in 2014 (20% in 2013 and 2012). In Brazil, employees’ salaries are generally adjusted annually, based on collective agreements between the unions to which the employers belong, which usually use the IPCA as the parameter for their negotiations.

On December 31, 2014, 51% of Eletrobras’ debt of R$ 39,359 million, recorded in reais, was pegged to the Selic rate or other inflationary indices. Consequently, Eletrobras’ exposure to the risk of inflation R$ 20,048 million on December 31, 2014. Each 1.0% variation in these indexes would have an impact of R$ 200.4 million on Eletrobras’ net operating revenue. Variations in the interest rate may have an impact on inflation and, consequently, Eletrobras in indirectly exposed to changes in interest rates which may represent rises in the cost of its financing.

Variation in the main raw material and product prices

Eletrobras’ main raw materials are the energy bought for resale and the fuel for the production of electric power.

The energy bought for resale by Eletrobras increased by R$ 5,007 million in the 2014 financial year compared with 2013 (in the 2013-2012 period, the variation in energy bought for resale was in the order of R$652 million). This variation occurred, mainly, because of the increase in energy purchases in the spot market, especially impacted by the increase in PLD - Difference Settlement Price, due to low rainfall observed in recent years.

On the other hand, expenditure on fuel for the production of energy corresponded to R$ 1,479 million for the financial year ending December 31, 2014, compared with R$1,492 million for the financial year ending December 31, 2013 and R$694 million for the financial year ending December 31. This variation in 2014 was influenced, mainly, due to the optimization of the power generation process, which allowed a reduction in fuel consumption.

Interest Rate

On December 31, 2014, Eletrobras had loans in a total amount of R$ 3,222 million pegged to the LIBOR rate. Apart from these loans, Eletrobras did not have other debts in foreign currency pegged to variable interest rates, on December 31, 2014. Variations in interest rates may represent rises in the cost of its financing.

Exchange Rate

Eletrobras is exposed to financial risks that cause volatility in its financial statements, as well as its cash flow. The Company has a mismatch between assets and liabilities indexed to foreign currencies, especially the US dollar, obtained mainly from financing agreements with Itaipu. Additionally, there are exposures to Libor interest rate, related to foreign funding contracts. As a resource to protect itself from these exposures, the Company's management approved a Financial Hedge Policy and Operations Program with Derivative Instruments.

In this context, the Eletrobras Financial Hedge Policy aims to pursue the mitigation of exposure to market variables that affect its assets and liabilities of the Company and subsidiaries, thereby reducing the undesirable fluctuation effects of these variables on the financial statements. Thus, the policy aims that Eletrobras results faithfully reflect the actual operating performance and that its projected cash flow have less volatility.

Taking into account the different ways of performing the hedge mismatches presented by Eletrobras, the approved policy lists a range of priorities, which emphasizes structural solutions, contemplating the natural balance of open positions. Subsequently, can also be analyzed operations with other types of financial instruments and, finally, the operations with financial derivatives, which should only be undertaken in a complementary way and with the sole purpose of protecting those assets and liabilities indexed Eletrobras and its subsidiaries that showing any mismatch, can not characterize financial leverage or third parties lending operation.

In this context, foreign exchange hedging strategies have been implemented over the years focusing on structural solutions, in line with the Financial Hedge Policy Institution. Within this strategy, has been taken into account in the design of new financing, not only the total amount of mismatch, but also its disposal over time, in order to hedge Eletrobras’  Balance Sheet and Cash Flow.

On December 31, 2014, approximately 30% of Eletrobras’ total consolidated debt of R$ 39,539 million, was recorded in foreign currencies. Out of this total, R$ 11,482 million, or approximately 29%, were recorded in US dollars.

However, due to present also, income calculated in US Dollar in the year 2014, Eletrobras recognized positive balance of foreign exchange earnings, due to its revenues linked to US Dollar variations were higher than the costs.

Currently, Eletrobras has no pending derivative contract and does not intend to sign any derivative contract in order to bolster or protect credit. Our general strategy is to focus on protection against exchange rate fluctuations. However, Eletrobras is considering expanding its hedge policy to cover other market risks, such as interest rates and indices.

Thus, Eletrobras’ exposure to dollar exchange rate risk was positive R$ 5.5 billion on December 31, 2014. A 1.0% variation in the US dollar/real exchange rate would have a positive impact of R$ 533 million on Eletrobras’ net revenue as of December 31, 2014.

For further information on Eletrobras’ hedge policy, see item 5.2 of the Eletrobras Reference Form.

10.3 – Significant events which occurred or are expected in the financial statements

a. introduction or disposal of operating segment

Eletrobras resubmitted its consolidated financial statements for the financial year ending December 31, 2012 owing to the adoption, on January 1 2013 (with the corresponding resubmission of the opening balance sheet of January 1, 2012), of IFRS 11 (Joint Arrangements) (‘IFRS 11’). Eletrobras applied IFRS 11 retroactively to 2012 for the purposes of comparability, pursuant to IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). The adoption of this new standard had an impact on various sections in Eletrobras’ financial statements relating to the revenue accounting methods of joint ventures, which are now recorded using the equity method, thereby substituting the proportional consolidation method used prior to the adoption of IFRS 11. See note 3C.1 of the consolidated financial statements for a description of this standard and its impact on Eletrobras’ consolidated financial statements. Eletrobras applied IFRS as from January 1, 2012, based on amendments issued in relation to IFRSs 10, 11 and 12 revising the transition directives so as to avoid full retroactive application. In view of these amendments, Eletrobras retroactively adjusted its financial statements for the financial year immediately before the initial date of application (January 1, 2013) (‘Period Immediately Before’). Consequently, the financial information for the financial years ending December 31, 2013 and 2012 reflect the effects of IFRS 11 and these statements are fully comparable. As the Company was not obliged to, and did not, resubmit its financial statements for the financial year ending December 31, 2011 (except for assets and liabilities, which were resubmitted), these consolidated financial statements are not directly comparable to the consolidated financial statements for the 2012 and 2013 financial years.

Additionally, in relation to the financial year ending December 31, 2013, Eletrobras changed the way it presents its segments, in order to better illustrate its operations in each segment and better reflect the way it manages its business. Under the reported new section structure, Eletrobras continues to segment its main operations on the Brazilian markets for generating, transmitting and distributing power. However, the Company will no longer delete the balance of operations between the segments. This is an alteration in relation to previous financial years, when segment balances were presented net of deletions between them. Eletrobras’ financial statements of December 31, 2011 are derived from Eletrobras’ audited consolidated financial statements. In view of the fact that these financial statements and the corresponding financial information were not resubmitted to reflect the aforementioned alteration in the way of presenting the segments, they are not comparable with the consolidated financial statements and the corresponding financial information for the financial years ending December 31, 2012 and 2013.

Thus, for the purposes of ensuring comparability, the figures relating to the financial year ending December 31, 2012 recorded on this CVM Reference Form were adjusted in accordance with the effects mentioned above. For further information on the effects of adopting such standards in Eletrobras’ financial statements, see item 10.4 below.

For the generation and transmission concessions renewed pursuant to Law nº 12.783, as from 2013, there was an alteration in the tariff price system, with a periodical tariff review similar to what is already in application for transmission. The tariff is calculated based on operating and maintenance costs, with the addition of a remuneration rate. Thus, as from 2013, the Operating and Maintenance segment became significant for Eletrobras’ companies, as total revenue from this segment reached the amount of R$ 4,908.8 million for the financial year ending December 31, 2013, which represents approximately 20.6% of total net operating revenue. For the financial year ending December 31, 2014, revenue in this segment reached the amount of R$ 4,543.5 million, or 15.0% of total net operating revenue.

b. constitution, acquisition or disposal of equity holding

Acquisition of control on CELG-D

In September 2014, in Extraordinary General Meeting, Eletrobras stockholders’ approved the acquisition by the Company of control of CELG Distribuição S.A.- Celg-D, concessionaire of distribution and commercialization of electricity. The transaction is aimed at the economic and financial recovery of CELG-D and was structured to serve the interests of both parties, bringing positive results for both Eletrobras and for the state of Goiás. Among the justifications of the acquisition are highlighted:

• The consumer market covered by CELG-D showed high rates of growth of around 7.2% in 2012 and 5.5% in 2013.

• After the capitalization of the company, by Celgpar and the entry of Eletrobras in the society there is a possibility of renewal of the concession for another thirty years, which will result in the valuation of the company, with gains for shareholders, including Eletrobras.

• Eletrobras has experience in management of electricity distribution companies and believes that CELG-D, economic and financially sanitized, is eligible to seek through with economic and financial balance, making profitable its activities after a debt restructuring and adequate capitalization.

Since approval for acquisition of Celg-D, on September 26, 2014, the Extraordinary General Meeting, the company that appears consolidated in Financial Accounting Reports of Eletrobras, because, for accounting purposes, the effective date of the business combination coincides with the date 3Q14 ITR.

On the date of completion of the annual Eletrobras Financial Statements for the year ended December 31, 2014, the necessary market valuations and other calculations had not been finalized and therefore were provisionally determined based on management's best estimate for these values.

Following are some of the impacts that can be observed in relation to the acquisition of CELG-D in the Company's annual financial statements for the year ended December 31, 2014.

The non-controlling interest (49% Celgpar), recognized at the acquisition date in the consolidated financial statements, were measured on the basis of non-controlling interest over the fair value of net assets at the acquisition date and totaled R$ 47,924 thousand.

Eletrobras recognized even in FUNAC Refund item, the amount of R$ 595,445 thousand, that amount is assigned to the right to indemnification of Eletrobras with respect to liabilities assumed in a business combination as defined in the Shares Purchase Agreement.

The compensation of these liabilities is the responsibility of FUNAC - Contribution Fund to Celg-D, created by Goiás State under State Law No. 17,555 of January 20, 2012, consisting of a budgetary item to be maintained by the State for a maximum period 30 years from the date of entry of the law of its creation, in order to gather and allocate financial resources for the due performance of the obligations from the administrative and judicial litigation liabilities, although not carried, from Celg-D, due to administrative authorities decisions for which there is no more appeal, judicial decisions become final, and/or judicial or extrajudicial agreements judicially approved, whose taxable events occurring up to the date of acquisition by Eletrobras, of the shares of Celg-D.

Eletrobras did not recognize the fair value of contingent liabilities assumed in the initial accounting for the business combination. On the date of December 31, 2014, still were in evaluation analyzes the fair values of contingent liabilities assumed. This analysis seeks to identify the best estimate of the settlement disbursement flow of these obligations by passive nature in order to identify whether the determination of fair value reliably measurable is feasible.

c. exceptional events or operations

Institutional and Regulatory Environment

In the year 2014, the Regulatory Office of Eletrobras was created. The new office's mission is to lead and coordinate the various actions of the Eletrobras Companies inherent in the regulatory framework of the Brazilian electricity sector, in line with the strategic guidelines set by Eletrobras and its Board of Directors' guidelines.

In addition to the interface in regulatory and legal issues with the Eletrobras Companies and the Agência Nacional de Energia Elétrica - ANEEL, the Regulatory Office has the authority to strengthen and expand the relationship with trade associations (ABRADEE, ABRAGE, ABRAGET, ABRATE , APINE and others), government and private sector institutions (MME, CCEE, EPE, and others), strengthen the communication channel in the parliamentary sphere and manage the Union Assets Under Management of  Eletrobras (BUSA), among other activities.

It is worth noting that Eletrobras has expanded efforts to a more effective and pro-active role in the regulatory area. The creation of the Regulation has provided synergy between Eletrobras companies in relation to the institutional relationship with ANEEL, the coordinated participation in consultations and public hearings, the interface with trade associations and more effective corporate positioning in relation to pricing methodologies, rules and procedures.

Corporate actions in the regulatory area are related to the continuous search for sustainability of Eletrobras business, increasing business opportunities in the electricity sector and mitigation of regulatory risk of the entire portfolio.

In 2014, Eletrobras concentrated efforts to obtain additional values for the indemnity of the generation and transmission assets that had the concession extended under Law No. 12,783/2013, and in drafting the Eletrobras Regulatory Policy.

In August 2014, Eletrobras Eletrosul, serving ANEEL Resolution No. 589/2013, which deals with the assets of the segment of transmission, filed the appraisal report of existing assets on May 31, 2000 relating to RBSE/RPC considered not yet amortized and not depreciated, requiring the additional amount of indemnification of R$ 1,061 million in the base date of December 2012, and the net book value of these assets is R$ 514 million. The ANEEL Notification Statement has been delivered to the company and the Agency's recognized the value of R$ 995 million for this purpose. In it, additional information was requested, which will be attended by Eletrobras Eletrosul seeking recognition of the total value presented on the appraisal report.

In October 2014, Eletrobras Eletronorte also filed its appraisal report of the assets of the RBSE/RPC, requiring the amount of R$ 3,547 million in the base date of December 2012, and the net book value of these property is R$ 1,733 million. Similarly, the subsidiary Eletrobras Chesf handed appraisal report of its transmission assets in March 6, 2015, in the amount of R$ 5,627 million, in which there is then recorded the amount of R$ 1,187 million. To date, ANEEL did not complete the analysis of this report, but it has 150 days from the delivery of the report, to analyze, monitor and approve the required value.

In December 2014, the subsidiary Eletrobras Chesf in view to ANEEL Resolution No. 596/2013, submitted supporting documentation to ANEEL of investments related to reversible assets, not yet amortized or not depreciated, its hydroelectric exploitations renewed the light of Law No. 12,783/2013. The documentation indicates the R$ 4.8023 billion value as base value for the said supplementary indemnify. The ANEEL Resolution No. 596/2013 have not set the deadline for the regulator to assess the demand from companies related to generation assets.

The controlled Eletrobras Furnas requested in December 2014, extending the period previously set from December 31, 2014 for the delivery of the appraisal report of RBSE (transmission assets), promptly answered by the grantor. The appraisal reports of Eletrobras Furnas of transmission and generation assets are being completed and the delivery is expected in the first half of 2015. It is important to clarify that Eletrobras Furnas is compliant with respect to the delivery of appraisal reports of transmission assets, given that the ANEEL Resolution 589/2013 leaves the dealer's discretion the schedule established for preparation of this report.

The reports of additional indemnify of renewed transmission assets from Eletrobras Eletronorte generation is still in preparation.

Regarding the generation assets, ANEEL Resolution No. 615/2014 determined that the utilities should until June 17, 2014, to express interest in receiving the complementary value of the share of investments related to reversible goods, not yet amortized or not depreciated, and not indemnified, and shall submit its appraisal reports by 31 December 2015. Thus, Eletrobras companies achieved by the above resolution proceeded in this matter.

By December 2014, reports already submitted by the Eletrobras companies to ANEEL totaled an amount of R$ 9,410 million of additional indemnity. However, the effects in the financial statements are conditioned to final approvals by ANEEL.

Additionally, on March 6, 2015, the subsidiary Eletrobras Chesf presented to ANEEL the appraisal report of RBSE/PRC in the amount of R$ 5,672 million, the net book value of these assets of R$ 1,187 million.

The following table shows the values for Company Eletrobras:

Empresas Eletrobras	Recorded Value (R$ million)			Claimed Value (R$ million)			Approved Value (5) (R$ million)
	Generation (4)	Transm.	Total	Generation	Transm.	Total	Generation	Transm.	Total
Eletrobras Eletronorte	-	1,187	1,733	(1)	3,547	3,547	(3)	(2)	-
Eletrobras Chesf	488	1,477	1,675	4,802	5,627	10,429	(3)	(2)	-
Eletrobras Furnas	996	4,530	5,526	(1)	(1)	-	(3)	(2)	-
Eletrobras Eletrosul	-	514	514	-	1,061	1,061	-	995	995
Total	1,484	7,964	9,448	4,802	10,235	15,037	-	995	-

(1) Reports in preparation.

(2) Time limit of 150 days from the delivery date of the appraisal report - ReN. ANEEL 589/2013.

(3) The ReN. ANEEL 596/2013 not set deadline for approval of the appraisal reports received from the companies.

(4) The assets of thermal power plants were not covered by ANEEL Normative Resolution 596/2013, so are not included in the table above. Recorded, are additional R$ 680 million in Eletrobras Furnas; R$ 186 million in Eletrobras Eletronorte and R$ 357 million in Eletrobras CGTEE.

(5) The approved amounts will be recognized in the Company's profit after final definition of the value and payment terms by ANEEL.

In the transmission segment, is also worth noting the publication of ANEEL Resolution No. 643/2014, of December 16, 2014, which regulates the form of recognition of additional revenue to the annual adjustment of the Annual Allowed Revenue - RAP on the capital improvement reinforcements and transmission facilities. The issue of the resolution allowed the reversal of a provision in the amount of  $ 792 million (congregating generation and transmission on the amounts accrued in 2013) and reversal of R$ 408 million (congregating generation and transmission on the amounts accrued in 2014) because, since 2012, Eletrobras was accruing the value of new investments in concessions renewed in the light of Law No. 12,783/2013 under the "Loss of Financial Assets" account.

In addition to the specific monitoring of additional compensation of concessions renewed by Law No. 12,783/2013, Eletrobras has been participating in ministerial negotiations for the construction of a guidance document proposing a new legal framework for environmental licensing, monitoring, including the proceedings before the Congress and the Executive Power competence of the regulation of the environmental licensing process established by Complementary Law No. 140/2011. Similarly, Eeltrobras monitors with the Ministry of Mines and Energy, the regulation of the Environmental Registry in hydroelectric projects and the revision of Instruction No. 184/08 IBAMA and CONAMA resolution on the licensing of Wind Projects.

In the distribution segment, it is emphasized that, during the year 2014, occurred the Annual Tariff Adjustments of Eletrobras distribution companies, whose dates bases were: (i) August 28, 2014 for the EDE Alagoas and EDE Piauí; (Ii) September 12, 2014, for CELG-D; (iii) November 1, 2014 for the EDE Amazonas Energia and EDE Roraima; and (iv) November 30, 2014 for the EDE Acre and EDE Rondônia, and the results approved and presented in the table below.

Tariff Adjustment Index – TAI 2013	ED Acre	ED Alagoas	ED Amazonas	ED Piauí	ED Rondônia	ED Roraima	CELG-D
Economic TAI	-4,93%	26,32%	12,67%	21,16%	12,90%	13,14%	18,49%
Financial Components	3,59%	12,85%	-10,50%	10,24%	5,36%	-7,87%	5,79%
Total TAI	-1,34%	39,17%	2,17%	31,40%	18,26%	5,28%	24,27%
Average Captive Consumer Effect (preliminary)	15,93%	32,36%	18,62%	25,81%	-3,78%	16,95%	21,64%
Subside – Ballance Tariff Reduction (R$)	838.861	-	237.018.990	-	-	20.361.170	-
Subside – Tariff Discounts (R$)	549.218	29.023.521	14.932.060	23.895.504	47.181.926	1.912.799	9.155.617

Importantly, according to the results of the tariff adjustments approved by ANEEL, applications have been submitted for reconsideration by Amazonas, Rondônia and Acre Distribution Companies, which could increase that approved adjustment index.

It should be noted also in the Distribution segment, the northern region of Brazil, where some of the distribution companies of Eletrobras, by their geographic, large areas and low population density, are distinguished from other regions, as has its electricity supplied by diesel and fuel oil powered thermal plants with cost significantly higher.

According to Law No. 12,111/2009, the Conta de Consumo de Combustíveis - CCC started to repay, as of July 30, 2009, the amount equal to the difference between the total cost of generation of electricity, to meet the public service of electricity distribution in Isolated Systems, and the valuation of the corresponding amount of electricity the average cost of power and energy sold in the Ambiente de Contratação Regulada – ACR of the Sistema Interligado Nacional - SIN, according to regulation.

With the release of payment of RGR quota established by Law No. 12,783/2013, the Conta de Desenvolvimento Energético - CDE funds began to be transferred to the RGR and CCC Account to meet the purposes of such accounts. However, transfers of resources of the CDE to the CCC Account were not sufficient to cover all amounts for reimbursements of distribution companies benefited by Law No. 12,111/2009.

Whereas the allowance is considerable part in the formation of the said distribution companies box, and due to the high cost of fuel needed to meet the isolated system, which is based thermoelectric generation, these companies eventually left to honor certain debts arising from the supply fuel from Petrobras Distribuidora SA ("BR Distribuidora") and Petroleo Brasileiro SA ("Petrobras"), amounting to approximately R$ 8.6 billion in December 5, 2014.

However, in the year 2014 were concluded by Amazon Distribution Companies, Acre, Rondônia and Boa Vista, renegotiating these debts to suppliers mentioned above, it is important to emphasize that these debts were already accounted for in the financial statements of the aforementioned distribution companies. The debt will be paid in 120 monthly installments, with the first installment due in February 2015, and the debt balance corrected by the interest rate equivalent to the reference rate of the Special Settlement and Custody ("floating").

In this respect, it is worth noting that the fourth paragraph of Article 36 of Decree No. 4,541/2002, with the new wording given by Decree No. 8,370/2014, combined with the Interministerial Ordinance of the Ministry of Mines and Energy and Finance No. 652/2014 authorized, on the other hand, the conclusion by the distribution companies, Terms of Confession and Renegotiation of Debt  of the Conta de Desenvolvimento Energético - CDE, in conditions similar to those observed for the renegotiation signed with BR Distribuidora and Petrobras. Thus, through these renegotiations with the CDE, said sector fund recognized to be debtor before such distribution companies in the amount of R$ 6.1 billion, already approved by ANEEL, allowing resources from such credits are used for discharge of the installments of debts with BR Distribuidora and Petrobras.

10.4 – Significant changes in accounting practices – Reservations and emphasis in the auditor’s opinion

a. significant changes in accounting practices

New and revised standards about consolidation, joint agreements, associated companies and disclosures in the last three fiscal years

The individual and consolidated financial statements for the year ended on December 31, 2013 are the first yearly financial statements to be presented according to a package of five consolidation standards, participation agreements, associated companies and disclosures, for instance: IFRS 10 (CPC 36 R3), IFRS 11 (CPC 19 R2), IFRS 12 (CPC 45), IAS 27 (revised in 2011) / CPC 35 R3 e IAS 28 (revised in 2011) / CPC 18 R2. The mentioned standards were adopted by the Company from January 1, 2013 and were considered in their financial statements for the year ended on December 31, 2013, for all relevant purposes in the comparative periods, when required by the standard.

The main requirements from those five standards are described hereinafter:

The IFRS 10 substitutes the parts from IAS 27 Consolidated and Separate Financial Statements that dealt with the consolidated financial statements. The SIC-12 Consolidation -  Special Purpose Companies was withdrawn with the implementation of IFRS 10. According to the IFRS 10, there is only one consolidation base, that is, the control. In addition, IFRS 10 includes a new control definition that encloses three elements: (a) power on an investee; (b) exposure or rights, to variable returns from its participation in the investee and (c) the capacity to use its power over the investee in order to affect the value of the return to the investor.  Comprehensive guidelines were included in IFRS 10 to approach complex scenarios.

The IFRS 11 substitutes the IAS 31 Investments in Joint Ventures – JVs or Jointly Controlled Ventures. The IFRS 11 deals with joint businesses along with a participation agreement, where two or more parties have joint control, it shall be classified. SIC-13 Joint Ventures – Non-monetary Contributions from Investors was withdrawn when implementing the IFRS 11. According to IFRS 11, there are only two kinds of participation agreements: joint operation or joint ventures, according to the rights and obligations of the parties on the agreements. Joint operation refers to the scenario where an investor has joint control and has contractual rights over the assets and liabilities of contractual obligations, individually; there is already a joint venture when the investors have the right and obligations in relation to the liquid assets of the joint agreement. The investments in joint operations shall be accounted for so that the investor recognizes and measures its own financial assets and liabilities, including the related revenues and expenditures. The investments in joint venture shall be accounted for by the equity equivalence method. Previously, according to IAS 31, there were three kinds of participation agreements: jointly controlled entities, jointly controlled assets and jointly controlled operations. In addition, according to IFRS 11, the joint ventures shall be accounted for by the equity equivalence method, whereas the jointly controlled entities, according to IAS 31, shall be accounted for by the equity equivalence method or by the proportional consolidation method. By the current regulation, there is no longer power by the proportional consolidation method.

The IFRS 12 is a disclosure standard applicable to entities that have investments in subsidiaries, participation agreements, associated companies and/or unconsolidated structured entities. In general, the requirements of the agreement disclosure with the IFRS 12 are more comprehensive than the previous standards.

When requested by the standard, the Company retrospectively measures the accounting impact from the adoption of these standards for the opening balance sheet of the previous year, that is, January 1, 2012.

The administration revised the level of influence held in its investments and in the investments of its subsidiaries. In the terms of CPC 19(R2)/IFRS 11, the Company concluded to have joint control over the diverse companies/SPEs (which are identified in the explanatory note nº 3.1(c) of the financial statements related to the year ended on December 31, 2013, classified as joint ventures, proceeding to its respective deconsolidation.

New and revised standards adopted without relevant impact on the consolidated financial statements in the last three fiscal years

Fiscal year ended on December 31, 2014

IAS 32 – Compensation of Financial Assets and Liabilities (amendments)

The Company applied the IAS 32/CPC 39 for the first time in fiscal year 2014. The adjustments from IAS 32 clarify all requirements related to the compensation of financial assets with financial liabilities. Specially, the amendment clarifies the meaning of “legally enforceable right to settle on a net basis” and “to realize the asset and settle the liability simultaneously”.

The adjustments were applied retrospectively. As the Company does not have financial assets and financial liabilities that qualify for the compensation, there were no impacts in the disclosures and amounts recognized in its Consolidated Financial Statements.

IAS 36 – Reduction in the recoverable value of assets (amendment)

The Company applied the adjustments of IAS 36/ CPC 01 (R1) for the first time in fiscal year 2014. The adjustments amend some unintended outcomes from the consequent amendments to IAS 36 resulting from IFRS 13. The amendments (a) align the disclosure requirements with the intention from IASB and reduce the circumstances in which the recoverable value of the assets or the cash-generating units to be disclosed are requested, (b) request the additional disclosure over the fair value measurements when the recoverable value of the assets that presented loss is based on the fair value minus disposal costs, and (c) present a clear requirement to divulge the discount rate used in determining the impairment (or reversals), where the recoverable value, based on the fair value minus disposal costs, is determined by using a present value technique.

The application of these amendments does not have substantial impact on the Consolidated Financial Statements of the Company.

IAS 27/CPC 35 (R2) - Separate Financial Statements

The amendment restores the equity method as an evaluation option of investments in subsidiaries, jointly controlled entities and associates in the separate financial statements as described in IAS 28 - Investment in associates. This change has required adoption for annual periods beginning on or after January 1, 2016, with earlier application permitted. The Company elected to adopt in advance.

Fiscal year ended on December 31, 2013

Amendments to IFRS 7 (CPC 40 R1) - Disclosures – Compensation of Financial Assets and Financial Liabilities

The amendments to IFRS 7 request that the entities disclose the information about the compensation rights and related agreements (such as communication requirements over securities) for financial instruments according to an enforceable compensation agreement or similar agreement.

This standard came into effect on January 1, 2013 and it did not have an impact on the individual and consolidated financial statements of the Company.

IFRS 13 (CPC 46) Measurement of Fair Value

The IFRS 13 states the only source of guidelines for the fair value and disclosures about the measurement of the fair value. The scope of IFRS 13 is comprehensive. The requirements about the measurement of the fair value of IFRS 13 applies to the items of the financial and non-financial statements for which other IFRSs request or allow measurements of the fair value and disclosures about the measurements of the fair value, except for payment transactions based on actions that are within the scope of IAS 17 (equivalent to CPC 10 (R1)), commercial lease transactions within the scope of IAS 17 (equivalent to CPC 06 (R1)) and measurements that have some similarity to the fair value, but that are not a fair value (for example, the realizable net value for the purpose of measuring the stocks or value in use in order to assess the reduction at the recoverable value).

This Standard came into effect on January 1, 2013 and it did not have an impact on the individual and consolidated financial statements of the Company.

IAS 19 (CPC 33 R1) Employee Benefits (as revised in 2011)

The IAS 19 (as revised in 2011) changes the accounting plans of defined benefits and termination benefits. The most significant change is related to the accounting of changes in the obligations of defined benefits and in the fair value of plan assets if applicable and, thereby, void the “corridor approach” allowed by the previous version of the IAS 19 (equivalent to CPC 33 (R1)) and accelerate the recognition of the costs of previous services. All actuarial gains and losses are immediately recognized in other comprehensive results  that the asset or net liability of the pension plan recognized in the balance sheet reflects the full amount of the deficit or surplus of the plan. In addition, the interest cost and the expected return over the assets of the plan used in the previous version of IAS 19 are substituted by a value of “net interests” according to the IAS 19 (as revised in 2011), which is calculated by applying the discount rate at net value of the liability or asset of the defined benefit. In addition, the IAS 19 (as revised in 2011) introduced certain changes in the presentation of the defined benefits cost, including the most comprehensive disclosures.

This standard came into effect on January 1, 2013. The Company had already adopted the form of recognition aforementioned specified, considering that it was one of the options before the revision of the standards above, therefore it did not cause an impact over the individual and consolidated financial statements of the Company.

Amendments to IAS 1 (CPC 26 R1) Presentation of the Financial Statements (as part of the Annual Improvement Cycle from IFRSs 2009 - 2011 issued in May 2012)

The significant amendments for the Company are the amendments to the IAS 1 pertaining to the request for the presentation of a balance sheet at the beginning of the earliest period comparatively presented (third column of the balance sheet) and related explanatory notes: The amendments specify if a third column of the balance sheet shall be presented when: (a) an entity applies an accounting policy retrospectively or performs a resubmission or a retrospective reclassification of the items in the financial statements; and (b) the application, resubmission or retrospective reclassification has a substantial effect over the information on the third column of the balance sheet. The amendments specify that there is no need for explanatory notes to go with the third column of the balance sheet.

In fiscal year 2013, the Company applied the new and revised IFRSs 10, 11 and 12 as described above resulting from the material effects over the information presented in the balance sheet from January 1, 2012. According to the amendments to the IAS 1, the Company presented the balance sheet on January 1, 2012 without the related explanatory notes, except for those disclosure requirements from IAS 8 (equivalent to CPC 23).

New and revised standards and interpretations already issued and not yet adopted

The International Accounting Standards Board – IASB published or amended the following pronouncements, guidelines, or accounting interpretations, which mandatory adoption shall be performed in the subsequent periods:

Standard	Content	Effective Date
Amendments to IAS 19 (CPC 33)	Employee Benefits	January 1, 2015
Amendments to the IFRSs	Annual Improvement Cycles 2010-2012	January 1, 2015
Amendments to the IFRSs	Annual Improvement Cycles 2011-2013	January 1, 2015
Revision IAS 16 and IAS 38	Includes information about the concept of future expectation on the reduction of the sale price and clarifies the depreciation method based on the revenue generated by an activity.	January 1, 2016
Revision IFRS 11

Requires that the acquirer of the holding in a joint transaction that constitutes a business, as defined in the IFRS 3, applies the principles of the IFRS 3, except for those that conflict with IFRS 11.

January 1, 2016
Revision IFRS 10 and IAS 28

Clarifies that in a transaction between the investor and the affiliate or joint venture, the recognition of the gain or loss depends on whether the sold or contributed assets constitute a business deal.

January 1, 2016
Revision IAS 1	Clarification on the process of analysis on the disclosure of the Financial Statements.	January 1, 2016
Revision IFRS 10, IFRS 12 and IAS 28	It deals with matters that arose in connection to the application in the exception of consolidation of investment entities.	January 1, 2016
Amendments to the IFRSs	Annual Improvement Cycles 2012-2014.	January 1, 2016
IFRS 15	Specifies when and how the recognition will be performed, it also requires the entity to provide users with financial statements that include more informative and relevant information	January 1, 2017
IFRS 9 – Financial Instruments

Substitutes the IAS 39 – Financial Instruments – Recognition and Measurement and establishes the principles for the disclosure of financial assets and liabilities, it also adds a new impairment model and amendments in relation to the classification and measurement of the financial assets.

January 1, 2018

The Company is performing its analysis over the impact of these new pronouncements or amendments in its financial statements.

There are no other IFRS standards or IFRIC interpretations that have still not come into effect that shall have a significant impact over the Company.

Amendment to the disclosure form in the financial statements

The Company's management revised the calculation of the present value of finance leases related to the assets of independent producers, which have energy supply contract for the subsidiary Amazonas Energia, and identified inaccuracies to be corrected retrospectively, as required CPC 23 - Accounting Policies, Estimates and Errors changes. Thus, the figures for the years ended December 31, 2013 and January 1, 2013, presented for comparative purposes have been restated. Thus, for purposes of ensuring comparability, the figures for the year ended December 31, 2013 included in this item 10 were adjusted according to the above effects.

Additionally, in order to better present the financial statements related to fiscal year ended on December 31, 2014, Eletrobras proceeded to the reclassification of certain items in its income statements, reflecting comparative information related to fiscal year ended on December 31, 2013. Due to such reclassification, Eletrobras presented its direct costs in a specific field in the income statement, thus achieving the gross profit. The reclassification impact is shown in item "b" below.

b) material effects of the amendments in the accounting practices

Below we show the impact when adopting the new standards indicated in item (a) above in the balance sheet, income statement and cash flow from Eletrobras for each period presented:

a) Impact after the adoption of new IFRSs standards in the balance sheet consolidated on December 31, 2012, January 1, 2012.

	CONSOLIDATED (in R$ thousands)
ASSET	01/01/2012 previously published	Impact of new pronouncements	01/01/2012 restated

CURRENT ASSETS
Cash and cash equivalent	4,959,787	(1,849,943)	3,109,844
Restricted cash	3,034,638	-	3,034,638
Bonds and Securities	11,252,504	(220,551)	11,031,953
Clients	4,352,024	(282,622)	4,069,402
Financial Asset – Concessions and Itaipu	2,017,949	(746,584)	1,271,365
Funding and loans	2,082,054	540,250	2,622,304
Fuel Consumption Account – CCC	1,184,936	-	1,184,936
Remuneration of share capital	197,863	17,960	215,823
Recoverable taxes	1,104,322	(104,917)	999,405
Income Tax and Social Contribution	843,022	55,766	898,788
Right to compensation	3,083,157	415,449	3,498,606
Stored material	358,724	(8,152)	350,572
Stock of nuclear fuel	388,663	-	388,663
Indemnities – Law 12,783/2013	-	-	-
Derivative financial instruments	195,536	(3,617)	191,919
Other	1,607,493	(507,540)	1,099,953
TOTAL CURRENT ASSET	36,662,672	(2,694,501)	33,968,171

NON-CURRENT
LONG-TERM RECEIVABLES
Right to compensation	500,333	-	500,333
Funding and loans	7,651,336	5,342,343	12,993,679
Clients	1,478,994	(183,814)	1,295,180
Bonds and Securities	398,358	(12,392)	385,966
Stock of nuclear fuel	435,633	-	435,633
Recoverable taxes	2,430,761	(137,417)	2,293,344
Income Tax and Social Contribution	3,343,525	(283,996)	3,059,529
Guaranties and linked deposits	2,316,324	(210,989)	2,105,335
Fuel Consumption Account – CCC	727,136	-	727,136
Financial Asset – Concessions and Itaipu	46,149,379	(19,268,256)	26,881,123
Derivative financial instruments	185,031	-	185,031
Advances for future capital increases	4,000	-	4,000
Indemnities – Law 12,783/2013	-	-	-
Other	701,763	(97,032)	604,731
	66,322,573	(14,851,553)	51,471,020

INVESTMENTS	5,510,192	5,614,188	11,124,380

FIXED ASSETS	53,214,861	(11,662,496)	41,552,365

INTANGIBLE	2,371,367	(1,083,487)	1,287,880

TOTAL NON-CURRENT ASSET	127,418,993	(21,983,348)	105,435,645

TOTAL ASSETS	164,081,665	(24,677,849)	139,403,816

	CONSOLIDATED (in R$ thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY	01/01/2012 previously published	Impact of new pronouncements	01/01/2012 restated

CURRENT
Funding and loans	4,005,326	(2,367,462)	1,637,864
Debentures	739,237	(739,237)	-
Financial liability	-	-	-
Compulsory Loan	15,620	711	16,331
Suppliers	6,338,102	(850,155)	5,487,947
Advances from Customers	413,041	-	413,041
Taxes to be collected	815,236	4,540	819,776
Income Tax and Social Contribution	217,285	(86,876)	130,409
Fuel Consumption Account – CCC	3,079,796	-	3,079,796
Shareholders’ compensation	4,373,773	(23,264)	4,350,509
National Treasury Credits	109,050	-	109,050
Estimated liabilities	802,864	(29,984)	772,880
Compensation Obligations	1,955,966	-	1,955,966
Post-employment benefit	451,801	(5,435)	446,366
Provisions for contingencies	240,190	(209,363)	30,827
Sectorial Charges	1,218,768	(593,699)	625,069
Commercial lease	142,997	-	142,997
Concessions payable – Use of Public Asset	35,233	(35,233)	-
Derivative financial instruments	269,718	(8,229)	261,489
Readjustment plan of permanent staff	-	-	-
Other	900,806	(50,946)	849,860

TOTAL CURRENT LIABILITY	26,124,809	(4,994,632)	21,130,177

NON-CURRENT
Funding and loans	38,408,352	(16,030,463)	22,377,889
National Treasury Credits	155,676	-	155,676
Debentures	279,410	(279,410)	-
Advances from Customers	879,452	-	879,452
Compulsory Loan	211,554	-	211,554
Asset retirement obligation	408,712	-	408,712
Operational provisions	843,029	-	843,029
Fuel Consumption Account – CCC	954,013	-	954,013
Provisions for contingencies	4,652,176	(211,008)	4,441,168
Post-employment benefit	2,256,132	(1,270,947)	985,185
Onerous contracts	96,204	-	96,204
Compensation Obligations	1,475,262	-	1,475,262
Commercial lease	1,775,544	-	1,775,544
Shareholders’ compensation	3,143,222	-	3,143,222
Concessions payable – Use of Public Asset	1,534,532	(1,471,102)	63,430
Advances for future capital increases	148,695	22,440	171,135
Derivative financial instruments	197,965	(12,934)	185,031
Sectorial Charges	385,724	6,410	392,134
Taxes to be collected	773,500	308,374	1,081,873
Income Tax and Social Contribution	1,129,022	(556,598)	572,425
Readjustment plan of permanent staff	-	-	-
Other	1,046,362	(201,829)	844,533
TOTAL NON-CURRENT LIABILITY	60,754,538	(19,697,067)	41,057,471

STOCKHOLDERS’ EQUITY
Share capital	31,305,331	-	31,305,331
Capital reserves	26,048,342	-	26,048,342
Profit reserves	18,571,011	524,811	19,095,822
Adjustments to equity valuation	220,915	-	220,915
Additional proposed dividend	706,018	-	706,018
Other accumulated comprehensive income	(8,111)	(524,808)	(532,919)
Non-controlling shareholders’ participation	358,812	13,847	372,659
TOTAL SHAREHOLDERS’ EQUITY	77,202,318	13,850	77,216,168

TOTAL LIABILITY AND SHAREHOLDERS’ EQUITY	164,081,665	(24,677,849)	139,403,816

CONSOLIDATED (in R$ thounsads)
ASSETS	12/31/2012 previously published	Impact of new pronouncements	12/31/2012 restated

CURRENT

Cash flow and Cash Equivalent	4,429,375	(1,927,860)	2,501,515
Restricted cash	3,509,323	-	3,509,323
Bonds and Securities	6,622,611	(269,820)	6,352,791
Clients	4,496,963	(414,268)	4,082,695
Financial Asset – Concessions and Itaipu	579,295	(261,002)	318,293
Funding and loans	1,976,191	635,639	2,611,830
Fuel Consumption Account – CCC	1,240,811	-	1,240,811
Remuneration of share capital	118,790	48,407	167,197
Recoverable taxes	1,391,882	106,844	1,498,726
Income Tax and Social Contribution	1,418,252	(191,247)	1,227,005
Right to compensation	7,115,200	186,960	7,302,160
Stored material	454,635	(8,478)	446,157
Stock of nuclear fuel	360,751	-	360,751
Indemnities – Law 12,783/2013	8,882,836	-	8,882,836
Derivative financial instruments	252,620	(3,355)	249,265
Other	1,493,009	(374,528)	1,118,481
TOTAL CURRENT ASSET	44,342,544	(2,472,708)	41,869,836

NON-CURRENT
LONG-TERM RECEIVABLES
Right to compensation	901,029	-	901,029
Funding and loans	7,747,286	5,185,677	12,932,963
Clients	1,482,946	(226,261)	1,256,685
Bonds and Securities	404,337	(3,967)	400,370
Stock of nuclear fuel	481,495	-	481,495
Recoverable taxes	1,934,820	(197,414)	1,737,406
Income Tax and Social Contribution	4,996,806	(142,469)	4,854,337
Guaranties and linked deposits	2,829,912	(138,798)	2,691,114
Fuel Consumption Account – CCC	521,097	-	521,097
Financial Asset – Concessions and Itaipu	44,834,877	(21,919,181)	22,915,696
Derivative financial instruments	223,099	-	223,099
Advances for future capital increases	4,000	66,423	70,423
Indemnities – Law 12,783/2013	5,554,436	(1)	5,554,435
Other	830,754	(183,072)	647,682
	72,746,894	(17,559,063)	55,187,831

INVESTMENTS	5,398,299	9,278,851	14,677,150
	-
FIXED ASSETS	47,407,102	(17,912,269)	29,494,833
	-
INTANGIBLE	2,300,740	(1,096,177)	1,204,563

TOTAL NON-CURRENT ASSET	127,853,035	(27,288,658)	100,564,377

TOTAL ASSETS	172,195,579	(29,761,366)	142,434,213

	CONSOLIDATED (in R$ thounsads)
LIABILITIES AND STOCKHOLDERS’ EQUITY	31/12/2012 previously published	Impact of new pronouncements	31/12/2012 restated

CURRENT
Funding and loans	4,447,175	(3,109,896)	1,337,279
Debentures	316,899	(315,594)	1,305
Financial liability	52,862	734,253	787,115
Compulsory Loan	12,298	-	12,298
Suppliers	7,490,802	(1,067,728)	6,423,074
Advances from Customers	469,892	-	469,892
Taxes to be collected	886,312	(71,890)	814,422
Income Tax and Social Contribution	370,704	(56,816)	313,888
Fuel Consumption Account – CCC	1,369,201	-	1,369,201
Shareholders’ compensation	3,977,667	(25,399)	3,952,268
National Treasury Credits	131,047	-	131,047
Estimated liabilities	1,444,992	(271,314)	1,173,678
Compensation Obligations	5,988,698	-	5,988,698
Post-employment benefit	118,553	9,440	127,993
Provisions for contingencies	267,940	(239,245)	28,695
Sectorial Charges	1,308,152	(653,922)	654,230
Commercial lease	162,929	-	162,929
Concessions payable – Use of Public Asset	40,131	(38,261)	1,870
Derivative financial instruments	185,031	-	185,031
Readjustment plan of permanent staff	-	-	-
Other	1,808,362	(408,803)	1,399,559
TOTAL CURRENT LIABILITY	30,849,647	(5,515,175)	25,334,472

NON-CURRENT
Funding and loans	45,204,025	(19,911,154)	25,292,871
National Treasury Credits	37,072	-	37,072
Debentures	409,228	(341,213)	68,015
Advances from Customers	830,234	-	830,234
Compulsory Loan	321,894	-	321,894
Asset retirement obligation	988,490	-	988,490
Operational provisions	1,005,908	-	1,005,908
Fuel Consumption Account – CCC	2,401,069	-	2,401,069
Provisions for contingencies	5,288,394	(188,005)	5,100,389
Post-employment benefit	4,628,570	(1,853,779)	2,774,791
Onerous contracts	4,905,524	250,000	5,155,524
Compensation Obligations	1,801,059	-	1,801,059
Commercial lease	1,860,104	-	1,860,104
Shareholders’ compensation	-	-	-
Concessions payable – Use of Public Asset	1,577,908	(1,506,728)	71,180
Advances for future capital increases	161,308	-	161,308
Derivative financial instruments	291,252	-	291,252
Sectorial Charges	428,501	(118)	428,383
Taxes to be collected	635,269	(14,872)	620,397
Income Tax and Social Contribution	779,615	(180,865)	598,750
Readjustment plan of permanent staff	-	-	-
Other	509,915	(499,457)	10,458
TOTAL NON-CURRENT LIABILITY	74,065,339	(24,246,191)	49,819,148

STOCKHOLDERS’ EQUITY
Share capital	31,305,331	-	31,305,331
Capital reserves	26,048,342	-	26,048,342
Profit reserves	10,836,414	524,811	11,361,225
Adjustments to equity valuation	-	208,672	208,672
Additional proposed dividend	433,962	-	433,962
Other accumulated comprehensive income	(1,540,104)	(733,483)	(2,273,587)
Non-controlling shareholders’ participation	196,648	-	196,648
TOTAL STOCKHOLDERS’ EQUITY	67,280,593	-	67,280,593

TOTAL LIABILITY AND STOCKHOLDERS’ EQUITY	172,195,579	(29,761,366)	142,434,213

b) Impact from the adoption of the new IFRSs in the consolidated results for fiscal year ended on December 31, 2012:

CONSOLIDATED (in R$ thounsads)

	31/12/2012 previously published	Impact of new pronouncements	31/12/2012 restated
REVENUE	34,064,477	(6,050,181)	28,014,296

OPERATION EXPENSES
Staff, Material and Services	8,439,302	(768,479)	7,670,823
Energy purchased for resale	4,573,673	289,615	4,863,288
Charges for using the electric network	1,763,953	(177,144)	1,586,809
Construction – distribution	1,345,519	-	1,345,519
Construction – Transmission	3,681,603	(1,721,129)	1,960,474
Fuel for the production of electric power	708,711	(14,960)	693,751
Compensation and Reimbursement	1,651,724	(983,801)	667,923
Depreciation	1,658,161	(129,469)	1,528,692
Amortization	117,053	43,216	160,269
Donations and contributions	380,101	(1,099)	379,002
Operational provisions	5,326,991	(355,770)	4,971,221
Offset result from Itaipu	491,859	(491,859)	-
Other	2,257,666	(443,550)	1,814,116
	32,396,316	(4,754,429)	27,641,887
OPERATIONAL RESULT BEFORE
FINANCIAL RESULT	1,668,161	(1,295,752)	372,409

FINANCIAL RESULT
Financial Revenue
Interest income, commissions and taxes	767,534	404,497	1,172,031
Financial application revenues	1,731,870	(165,995)	1,565,875
Arrears on electric power	230,597	-	230,597
Currency updates	858,049	(137,233)	720,816
Active exchange variations	421,013	39,546	460,559
Remuneration from Indemnities – Law 12.783/13	326,379	(114,847)	211,532
Other financial revenues	-	297,411	297,411

Financial Expenses
Debt burdens	(2,333,643)	649,856	(1,683,787)
Commercial lease burdens	(412,152)	-	(412,152)
Burdens over shareholders´ resources	(572,322)	70,144	(502,178)
Other Financial Expenses	(384,816)	38,528	(346,288)
	632,509	1,081,907	1,714,416

INCOME BEFORE PARTICIPATION IN ASSOCIATES AND OTHER INVESTMENT	2,300,669	(213,844)	2,086,825

INCOME FROM PARTICIPATION IN ASSOCIATES AND OTHER INVESTMENT	468,584	143,618	612,202

INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION
	2,769,254	(70,227)	2,699,027

Impact – Law 12,783/2013	(10,085,380)	-	(10,085,380)

OPERATIONAL RESULT AFTER LAW 12,783/2013	(7,316,126)	(70,227)	(7,386,353)

Income tax	244,688	(312,559)	(67,871)
Social contribution over net income	145,786	412,727	558,513

FISCAL YEAR NET INCOME	(6,925,652)	29,941	(6,895,711)

PORTION ASSIGNED TO CONTROLLERS	(6,878,915)	29,940	(6,848,975)
PORTION ASSIGNED TO NON-CONTROLLERS	(46,737)	1	(46,736)

c) Impact from the adoption of new IFRSs in the cash flow statements for fiscal year ended on December 31, 2012:

	CONSOLIDATED (in R$ thounsads)
	31/12/2012 previously published	Impact of new pronouncements	31/12/2012 restated
OPERATIONAL ACTIVITIES

Result before income tax and social contribution	(7,316,126)	(100,166)	(7,416,292)

Adjustments to reconcile net income to cash flow generated from operating activities:
Depreciation and amortization	1,775,214	(86,253)	1,688,961
Currency/ foreign exchange net	(1,166,958)	(345,820)	(1,512,778)
Financial charges	526,646	(160,462)	366,185
Financial Asset Revenue	(3,148,842)	296,510	(2,852,332)
Income from equity	(468,584)	(143,617)	(612,201)
Impact from Law 12,783/2013	10,085,380	-	10,085,380
Provision for doubtful debt	724,731	57,133	781,864
Provisions for contingencies	564,909	14,942	579,851
Provisions for the recoverable value of assets / onerous contract	2,666,809	28,268	2,695,077
Provision for the investments loss	187,741	-	187,741
Burdens from the global reservation of reversion	367,741	-	367,741
Adjustment to the current value/ market value	(157,364)	(5,198)	(162,562)
Minority shareholding in the result	70,814	(2)	70,812
Burdens over shareholders’ resources	572,322	(70,144)	502,178
Decrease of assets	126,979	(126,979)	-
Financial instruments – derivatives	(143,117)	39,254	(103,863)
Other	1,129,149	(45,934)	1,083,215
	13,713,570	(548,303)	13,165,267

(Accruals)/decrease in operational assets
Accounts receivable	(46,612)	(30,515)	(77,127)
Bonds and Securities	4,623,914	40,844	4,664,758
Right to compensation	(4,432,739)	228,489	(4,204,250)
Stored material	(95,911)	326	(95,585)
Stock of nuclear fuel	(17,950)	-	(17,950)
Financial Asset – concessions of public service	(434,334)	95,368	(338,966)
Other	(91,309)	62,269	(29,040)
	(494,941)	396,781	(98,160)
(Accruals)/decrease in operational liabilities
Suppliers	1,045,106	(123,627)	921,479
Advances from Customers	(47,733)	-	(47,733)
Commercial lease	(113,374)	217,866	104,492
Estimated liabilities	653,483	(252,685)	400,798
Compensation Obligations	4,418,652	190,794	4,609,446
Sectorial Charges	132,161	(66,751)	65,410
Other	302,958	(644,131)	(341,173)
	6,391,254	(678,534)	5,712,720
		-
Cash flow from operational activities	12,293,757	(930,222)	11,363,535

Payment of financial burdens	(1,812,722)	941,967	(870,754)
Payment of the burdens from the global reservation of reversion	(257,580)	-	(257,580)
Receipt of allowed annual revenue	3,744,154	(129,331)	3,614,823
Receipt of financial burdens	723,815	438,933	1,162,748
Payment of Income Tax and Social Contribution	(1,010,379)	15,133	(995,246)
Receipt of investments compensation in corporate equities	636,719	(4,098)	632,621
Payment of supplemental pension	-	(308,011)	(308,011)
Payment of judicial contingencies	-	(503,932)	(503,932)
Judicial deposits	(491,175)	2,896	(488,279)
		-

		-
Net cash flow from operational activities	13,826,590	(476,665)	13,349,926

FINANCING ACTIVITIES

Long term loans and financing	7,623,386	(4,380,235)	3,243,151
Payment of loans and financing – capital	(4,156,422)	1,905,557	(2,250,865)
Payment of Shareholders’ compensation	(5,032,645)	50,696	(4,981,948)
Payment of refinancing taxes and contributions – capital	(110,745)	(10)	(110,755)
Compulsory Loan global reservation of reversion	885,457	-	885,457
Other	(110,622)	224,842	114,220
		-
Net cash flow from financing activities	(901,590)	(2,199,150)	(3,100,740)

INVESTMENT ACTIVITIES

Concession of loans and financing	(536,879)	-	(536,879)
Receipt of loans and financing	1,834,949	(766,326)	1,068,623
Renegotiated credits of energy received	313,865	(313,865)	-
Acquisition of fixed assets	(10,386,236)	6,649,069	(3,737,167)
Acquisition of intangible assets	(144,768)	23,055	(121,713)
Acquisition of concession assets	(4,918,121)	1,577,244	(3,340,877)
Acquisition /capital funds in corporate equity	-	(4,090,940)	(4,090,940)
Concession of advances for the future increase of capital	-	(139,862)	(139,862)
Other	381,778	(340,477)	41,301
		-
Net cash flow from investment activities	(13,455,412)	2,597,898	(10,857,514)

Increase (reduction) of cash flow and cash flow equivalents	(530,412)	(77,917)	(608,329)

Cash flow and cash flow equivalents at the beginning of the fiscal year	4,959,787	(1,849,943)	3,109,844
Cash flow and cash flow equivalents at the end of the fiscal year	4,429,375	(1,927,860)	2,501,515
	(530,412)	(77,917)	(608,329)

In addition, follow the impact of the amendments in the publication form of the financial statements in the aforementioned item (a), with the presentation of the direct costs in a specific field in the income statement of fiscal year ended on December 31, 2013:

	CONSOLIDATED (in R$ thousand)
	December 31, 2013
	Previously published	Restatement	Restated

REVENUE	23,835,644	-	23,835,644

OPERATING COSTS

Energy purchased for resale	-	5,515,206	5,515,206
Charges for using the electric network	-	1,560,883	1,560,883
Construction – distribution	-	1,013,684	1,013,684
Construction – Transmission	-	1,797,324	1,797,324
Construction – Generation	-	736,855	736,855
Fuel for the production of electric power	-	1,492,368	1,492,368
	-	12,116,320	12,116,320

GROSS PROFIT	23,835,644	12,116,320	11,719,324

OPERATING EXPENSES

Personnel, Material and Services	9,244,586	-	9,244,586
Energy purchased for resale	5,515,206	(5,515,206)	-
Charges for using the electric network	1,560,883	(1,560,883)	-
Construction – distribution	1,013,684	(1,013,684)	-
Construction – Transmission	1,797,324	(1,797,324)	-
Construction – Generation	736,855	(736,855)	-
Fuel for the production of electric power	1,492,368	(1,492,368)	-
Compensation and Reimbursement	405,809	-	405,809
Depreciation	1,285,351	-	1,285,351
Amortization	215,189	-	215,189
Donations and contributions	332,031	-	332,031
Operational provisions	3,258,205	-	3,258,205
Voluntary Redundancy Plan	256,860	-	256,860
Other	2,089,704	-	2,089,704
	29,204,055	(12,116,320)	17,087,735

OPERATING RESULT BEFORE FINANCIAL RESULT	(5,368,411)	-	(5,368,411)

In addition, below are the demonstration of improvements [restatement] made in the Financial Statements for the 2013 fiscal year, indicated in item (a) above:

	CONSOLIDATED			CONSOLIDATED
	12/31/2013			01/01/2013
	Originally publiched	Adjustments	Restated	Originally publiched	Adjustments	Restated

ASSET
CURRENT
Cash and cash equivalent	3,597,583	-	3,597,583	2,501,515	-	2,501,515
Restricted cash	879,801	-	879,801	3,509,323	-	3,509,323
Bonds and Securities	6,095,908	-	6,095,908	6,352,791	-	6,352,791
Clients	3,587,282	-	3,587,282	4,082,695	-	4,082,695
Financial Asset – Concessions and Itaipu	1,168,002	-	1,168,002	318,293	-	318,293
Funding and loans	2,838,503	-	2,838,503	2,611,830	-	2,611,830
Fuel Consumption Account – CCC	1,275,334	-	1,275,334	1,240,811	-	1,240,811
Remuneration of share capital	268,060	-	268,060	167,197	-	167,197
Recoverable taxes	839,767	-	839,767	1,498,726	-	1,498,726
Income Tax and Social Contribution	1,940,005	-	1,940,005	1,227,005	-	1,227,005
Right to compensation	10,910,073	-	10,910,073	7,302,160	-	7,302,160
Stored material	614,607	-	614,607	446,157	-	446,157
Stock of nuclear fuel	343,730	-	343,730	360,751	-	360,751
Indemnities – Law 12,783/2013	3,476,495	-	3,476,495	8,882,836	-	8,882,836
Derivative financial instruments	108,339	-	108,339	249,265	-	249,265
Other	1,136,344	-	1,136,344	1,118,481	-	1,118,481
TOTAL CURRENT ASSET	39,079,833	-	39,079,833	41,869,836	-	41,869,836

NON-CURRENT
LONG-TERM RECEIVABLES
Right to compensation	1,669,583	-	1,669,583	901,029	-	901,029
Funding and loans	12,335,838	-	12,335,838	12,932,963	-	12,932,963
Clients	1,522,621	-	1,522,621	1,256,685	-	1,256,685
Bonds and Securities	192,580	-	192,580	400,370	-	400,370
Stock of nuclear fuel	507,488	-	507,488	481,495	-	481,495
Recoverable taxes	1,990,527	-	1,990,527	1,737,406	-	1,737,406
Income Tax and Social Contribution	3,010,574	-	3,010,574	4,854,337	-	4,854,337
Guaranties and linked deposits	2,877,516	-	2,877,516	2,691,114	-	2,691,114
Fuel Consumption Account – CCC	16,275	-	16,275	521,097	-	521,097
Financial Asset – Concessions and Itaipu	23,704,037	-	23,704,037	22,915,696	-	22,915,696
Derivative financial instruments	107,816	-	107,816	223,099	-	223,099
Advances for future capital increases	490,429	-	490,429	70,423	-	70,423
Indemnities – Law 12,783/2013	2,019,684	-	2,019,684	5,554,435	-	5,554,435
Other	618,508	-	618,508	647,682	-	647,682
	51,063,476	-	51,063,476	55,187,831	-	55,187,831

INVESTMENTS	17,414,993	-	17,414,993	14,677,150	-	14,677,150

FIXED ASSET	30,038,514	208,991	30,247,505	29,494,833	220,015	29,714,848

INTANGIBLE	788,582	-	788,582	1,204,563	-	1,204,563

TOTAL NON-CURRENT ASSET	99,305,565	208,991	99,514,556	100,564,377	220,015	100,784,392

TOTAL ASSET	138,385,398	208,991	138,594,389	142,434,213	220,015	142,654,228

	CONSOLIDATED			CONSOLIDATED
	12/31/2013			01/01/2013
	Originally publiched	Adjustments	Originally publiched	Originally publiched	Adjustments	Originally publiched
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT
Funding and loans	1,969,765	-	1,969,765	1,337,279	-	1,337,279
Debentures	12,804	-	12,804	1,305	-	1,305
Financial liability	-	-	-	787,115	-	787,115
Compulsory Loan	7,935	-	7,935	12,298	-	12,298
Suppliers	7,740,578	-	7,740,578	6,423,074	-	6,423,074
Advances from Customers	511,582	-	511,582	469,892	-	469,892
Taxes to be collected	839,426	-	839,426	814,422	-	814,422
Income Tax and Social Contribution	15,262	-	15,262	313,888	-	313,888
Fuel Consumption Account – CCC	941,285	-	941,285	1,369,201	-	1,369,201
Shareholders’ compensation	528,204	-	528,204	3,952,268	-	3,952,268
National Treasury Credits	39,494	-	39,494	131,047	-	131,047
Estimated liabilities	1,288,713	-	1,288,713	1,173,678	-	1,173,678
Compensation Obligations	8,377,400	-	8,377,400	5,988,698	-	5,988,698
Post-employment benefit	265,082	-	265,082	127,993	-	127,993
Provisions for contingencies	23,654	-	23,654	28,695	-	28,695
Sectorial Charges	714,862	-	714,862	654,230	-	654,230
Commercial lease	181,596	(114,431)	67,165	162,929	(102,381)	60,548
Concessions payable – Use of Public Asset	3,567	-	3,567	1,870	-	1,870
Derivative financial instruments	262,271	-	262,271	185,031	-	185,031
Other	2,011,256	-	2,011,256	1,399,559	-	1,399,559
TOTAL CURRENT LIABILITY	25,734,736	(114,431)	25,620,305	25,334,472	(102,381)	25,232,091

NON-CURRENT
Funding and loans	30,506,522	-	30,506,522	25,292,871	-	25,292,871
National Treasury Credits	-	-	-	37,072	-	37,072
Suppliers	791,293	-	791,293	-	-	-
Debentures	205,878	-	205,878	68,015	-	68,015
Advances from Customers	776,252	-	776,252	830,234	-	830,234
Compulsory Loan	358,905	-	358,905	321,894	-	321,894
Asset retirement obligation	1,136,342	-	1,136,342	988,490	-	988,490
Operational provisions	1,061,490	-	1,061,490	1,005,908	-	1,005,908
Fuel Consumption Account – CCC	455,455	-	455,455	2,401,069	-	2,401,069
Provisions for contingencies	5,695,104	-	5,695,104	5,100,389	-	5,100,389
Post-employment benefit	1,218,688	-	1,218,688	2,774,791	-	2,774,791
Onerous contracts	3,244,335	-	3,244,335	5,155,524	-	5,155,524
Compensation Obligations	2,317,708	-	2,317,708	1,801,059	-	1,801,059
Commercial lease	1,891,628	(564,966)	1,326,662	1,860,104	(466,278)	1,393,826
Concessions payable – Use of Public Asset	60,904	-	60,904	71,180	-	71,180
Advances for future capital increases	174,570	-	174,570	161,308	-	161,308
Derivative financial instruments	195,378	-	195,378	291,252	-	291,252
Sectorial Charges	375,982	-	375,982	428,383	-	428,383
Taxes to be collected	892,950	-	892,950	620,397	-	620,397
Income Tax and Social Contribution	533,713	-	533,713	598,750	-	598,750
Other	68,657	-	68,657	10,458	-	10,458
TOTAL NON-CURRENT LIABILITY	51,961,754	(564,966)	51,396,788	49,819,148	(466,278)	49,352,870

SHAREHOLDERS’ EQUITY
Share capital	31,305,331	-	31,305,331	31,305,331	-	31,305,331
Capital reserves	26,048,342	-	26,048,342	26,048,342	-	26,048,342
Profit reserves	4,334,565	888,388	5,222,953	11,361,225	788,674	12,149,899
Adjustments to equity valuation	68,368	-	68,368	208,672	-	208,672
Additional proposed dividend	433,962	-	433,962	433,962	-	433,962
Other accumulated comprehensive income	(1,696,858)	-	(1,696,858)	(2,273,587)	-	(2,273,587)
Non-controlling shareholders’ participation	195,198	-	195,198	196,648	-	196,648
TOTAL SHAREHOLDERS’ EQUITY	60,688,908	888,388	61,577,296	67,280,593	788,674	68,069,267

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	138,385,398	208,991	138,594,389	142,434,213	220,015	142,654,228

	CONSOLIDATED
	12/31/2013
	Originally published	Adjustment	Restated

NET OPERATING REVENUE	23,835,644	-	23,835,644

OPERATING COSTS

Energy purchased for resale	(5,515,206)	-	(5,515,206)
Charges for using the electric network	(1,560,883)	-	(1,560,883)
Construction – distribution	(1,013,684)	-	(1,013,684)
Construction – Transmission	(1,797,324)	-	(1,797,324)
Construction – Generation	(736,855)	-	(736,855)
Fuel for the production of electric power	(1,492,368)	-	(1,492,368)
	(12,116,320)		(12,116,320)

GROSS PROFIT	11,719,324	-	11,719,324

OPERATING EXPENSES

Personnel, Material and Services	(9,244,586)	-	(9,244,586)
Compensation and Reimbursement	(405,809)	-	(405,809)
Depreciation	(1,285,351)	(11,024)	(1,296,375)
Amortization	(215,189)	-	(215,189)
Donations and contributions	(332,031)	-	(332,031)
Operational provisions	(3,258,205)	-	(3,258,205)
Voluntary Redundancy Plan	(256,860)	-	(256,860)
Other	(2,089,704)	-	(2,089,704)
	(17,087,735)	(11,024)	(17,098,759)
OPERATING RESULT BEFORE FINANCIAL RESULT
	(5,368,411)	(11,024)	(5,379,435)

FINANCIAL RESULT

Financial Revenue
Interest income, commissions and taxes	1,146,055	-	1,146,055
Financial application revenues	556,469	-	556,469
Arrears on electric power	305,404	-	305,404
Monetary updates	454,634	-	454,634
Exchange variations	539,059	-	539,059
REmuneration of indemnities - Law 12,783/13	441,024	-	441,024
Other financial revenues	269,666	-	269,666

Financial Expenses
Debt burdens	(2,031,402)	-	(2,031,402)
Commercial lease burdens	(379,771)	110,738	(269,033)
Burdens over shareholders´ resources	(189,967)	-	(189,967)
Derivative losses	(238,938)	-	(238,938)
Other Financial Expenses	(606,287)	-	(606,287)
	265,946	110,738	376,684

INCOME BEFORE SHARE PARTICIPATION	(5,102,465)	99,714	(5,002,751)

INCOME FROM SHARE PARTICIPATION	177,768		177,768

OPERATING RESULT BEFORE LAW 12,783/2013	(4,924,697)	99,714	(4,824,983)

Impact – Law 12.783/2013	-		-

OPERATIONAL RESULT AFTER LAW 12,783/2013	(4,924,697)	99,714	(4,824,983)

Current Income Tax and Social Contribution	(60,424)	-	(60,424)
Deferred Income Tax and Social Contribution	(1,306,254)	-	(1,306,254)

FISCAL YEAR NET INCOME	(6,291,375)	99,714	(6,191,661)

PORTION ASSIGNED TO CONTROLLERS	(6,286,663)	-	(6,286,663)
PORTION ASSIGNED TO NON-CONTROLLERS	(4,712)	-	(4,712)

NET INCOME PER SHARE	(4.65)	0.08	(4.57)

c) present reservations and emphasis in the auditor’s report

Fiscal year ended on December 31, 2014:

Emphasis - Receivables subject to regulatory approval

"A. Impacts of Law 12,783/2013

As described in Note 2, the Company accepted the conditions for anticipated renewal of concessions in Provisional Measure 579 (Law No. 12,783/13), signed on December 4, 2012 the renewal of contracts of the affected concessions.

The residual balances of transmission assets in May 31, 2000, as well as the residual balances of hydroelectric generation, on December 31, 2012, except as to their basic designs are being evaluated under the Company's responsibility and their reports are being sent to the Agência Nacional de Energia Elétrica - ANEEL for approval, aiming receiving compensation.

On December 31, 2014, the residual balance of generation and transmission assets mentioned above, amounted to R$ 8,253,130 thousand and R$ 1,483,540 thousand, respectively, and were determined by the Company from its best estimates and interpretation of legislation and may change until the final approval and realization.

The residual balances of investments in thermal generation, on December 31, 2012, whose concessions are due between 2015 and 2017 and covered by that legislation, totaling at December 31, 2014 R$ 1,216,322 thousand, were determined by the Company based on its best estimates and interpretation of legislation. For these assets was not disclosed by the grantor methodology for calculating the compensation value and this could change up to its final approval and implementation.

Our opinion does not contain caveat against these issues. "

Emphasis - Operational continuity of subsidiaries and affiliates

"As mentioned in Note 15, the subsidiaries of the distribution segment and the controlled generation Companhia de Geração Térmica de Energia Elétrica (CGTEE) have calculated losses continuously in their operations and submitted on December 31, 2014, negative working capital R$ 1,221,736 thousand and unsecured liabilities of R$ 3,355,404 thousand.

Additionally, the related Madeira Energia S.A, Energia Sustentável do Brasil Participações S.A., Manaus Transmissora de Energia S.A. and Teles Pires Participações S.A., in which the Company holds a 39%, 20%, 30% and 49.42%, respectively, and the controlled Eletrobras Termonuclear S.A. (Eletronuclear) had, on December 31, 2014, total negative working capital of R$ 2,447,731 thousand.

The Company has investments in affiliated Norte Energia S.A., Madeira Energia S.A. and Energia Sustentável do Brasil Participações S.A. and controlled Eletronuclear, which have been investing significant amounts in the development of the hydroelectric project Belo Monte Santo Antonio, Jirau and Angra 3, respectively. These Investimento, according to estimates by the management of invested companies should be absorbed by future revenues generated by the projects, except for the impairment of values of the related assets. The completion of the works and subsequent start of operations depend on the ability of these companies to obtain the necessary financial resources.

The continued operation of subsidiaries and associated companies mentioned above depends on maintaining the financial support from third parties, the Company and other shareholders. Additionally, as discussed in Note 2, the concessions of these distributors expire on July 15, 2015 and to date there is no evidence of renewal.

Our opinion is not qualified in respect of these matters. "

Emphasis - Risks related to compliance with laws and regulations

"As mentioned in note 4, according to reports in the media about the alleged involvement of the Company and/or its subsidiaries in the investigation process by federal public authorities in the operation known as" Lava-Jato ", the Company's management has taken some preemptive actions of internal character, in order to identify any breaches of laws and regulations related to the topic. Some of these actions are still ongoing, however, based on the information known by the Company to date, in management's assessment, any impacts related to this subject, if any, would not be material in the financial statements relating to 2014. However, as the operation "Lava-Jato" is still in progress, there is uncertainty about future developments arising from the investigation process conducted by public authorities and their possible effects on the Company's financial statements.

Our opinion does not contain caveat in respect of this matter. "

Regarding the emphasis paragraphs above, the Board considers that the individual and consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil.

Specifically in relation in relation to "Emphasis - Receivables subject to regulatory approval" Management of Eletrobras believes that, in 2014, Eletrobras concentrated efforts to obtain additional values for the compensation of the generation assets and transmission of electricity who had the concession extended under Law No. 12,783/2013. Thus, in accordance with the Normative Resolutions ANEEL Nos 589/2013 and 596/2013, the concessionaires had concessions renewed in the light of Law No. 12,783/2013 could submit evaluation reports in order to demonstrate that certain assets of transmission and generation had not been fully amortized or depreciated when the renewal of the concession, making therefore entitled to additional compensation. By December 2014, reports already submitted by the subsidiaries of Eletrobras to ANEEL totaled an amount of R$ 9,410 million of additional compensation. If we consider the reports already submitted by the subsidiaries of Eletrobras to ANEEL until March 2015, the claimed amount is increased to R$ 15,037 million in additional compensation. However, effects of production and the consequent recognition of such additional compensation in the financial statements of Eletrobras are conditioned to approvals pleaded values by ANEEL and regulation by the Public Authority of the conditions and form of receipt.

Regarding "Emphasis - Operational Continuity subsidiaries and affiliates" Management of Eletrobras believes that the subsidiaries of Eletrobras operating in the distribution segment, in general, in 2014, a decrease from percentage levels of losses. The Board believes that the continued operation of the subsidiaries mentioned depends on the financial support to those companies and, in the case of distribution companies, also depends on the regulation of the conditions for renewal of its concessions as provided by Law No. 12,78  2013. For the other companies, the emphasis is on development projects in non-operational phase and, therefore, Eletrobras has evaluated and constantly monitored the financial situation of each of them.

Finally, regarding the "Emphasis - Risks related to compliance with laws and regulations" Management of Eletrobras clarifies that, as has been widely reported in the media, "Operation Lava-Jato" was launched in 2014. Accordingly to publicly available information, "Operation Lava-Jato" investigates an alleged corruption scheme involving Brazilian contractors for the development of infrastructure projects in the Brazilian oil and gas sector.

As of the date of the financial statements as of and for the period ended December 31, 214, the Company and its managers have not been notified of any indictment or objective evidence linking the Eletrobras group, its projects or its management to Operation Lava-Jato. Nevertheless, the Company undertook certain interim cautionary measures in order to assess the media reports allegedly involving Eletrobras and its projects. As of the date of these financial statements, Eletrobras has not identified any illegal activity relating to the reports.

In relation to media reports involving companies which provide services to two specific purpose entities ("SPEs") in which Eletrobras has a non-controlling interest, Norte Energia S.A (UHE Belo Monte) and Energia Sustentável do Brasil SA. (Usina HE Jirau), as well as Eletronuclear (UTN Angra 3), three Inspection Committees were created in March 2015 to conduct additional verification procedures in relation to the  procurement procedures used by these entities. The works of the Inspection Committees have not yet been completed.

Further to the measures described above, in March 2015, the Company requested the Federal Prosecutors and the Federal Police to (i) confirm if there is any information or proof in relation to Operation Lava-Jato which may affect Eletrobras or projects in which Eletrobras holds equity interest, by means of specific purpose entities and, (ii) if so, to provide access to Eletrobras to any relevant documents. However, as of the date of these financial statements the Federal Prosecutors have not provided any responses to this request.

On March 26, 2014 the Federal Police responded and affirmed that the Lava-Jato investigations are secret and that there is no court order which determines that the information should be shared with the Company or that the Company should be given access to the investigation documents.

Based on information currently available to the Company ("actual knowledge"), Management estimates that any impact relating to these investigations, if any, would not be material on its financial statements as of and for the financial year December 31, 2014.

Fiscal Year ended on December 31, 2013:

In relation to the fiscal year ended on December 31, 2013, below is the emphasis set out in the opinion of Eletrobras’ independent auditors:

“Emphasis - Impacts from Law nº 12,783/2013

On September 11th, 2012, according to what is stated in Note 2.1 of the Financial Statements, the Federal Government issued a Provisional Measure nº 579, with regard to granting extensions for generation, distribution and transmission of electric power, and over the reduction of Sectorial Charges. Such Provisional Measure was transformed on January 11th, 2013, into Law  nº 12,783/2013 and was regulated by Decree nº 7.891/2013 of January 23rd, 2013. The new fees and indemnity value of the assets in connection to the concessions were disclosed by the Decree of the Ministry of Mines and Energy nº 579 and the Inter-ministerial Ordinance of the Ministry of Mines and Energy and the Ministry of Finance nº 580, published in the extraordinary edition of the Union Official Gazette of November 1, 2012.

The Company accepted the anticipated renewal conditions of the concessions foreseen in the Provisionary Measure 579 (Law nº 12.783/13), signing on December 4th, 2012 the extension contracts of the concessions affected, passing all the assets bound to the respective contract to the Union, under the administration of the Company.

In relation to the concessionaires that chose the extension of the transmission concessions of electric power, embraced by § 5º from art. 17 from Law nº 9.074, in 1995, Law nº 12,783/2013 in its article 15, § 2º, is hereby empowered to pay, as defined by regulation, the relative value to the assets considered not depreciated as of May 31, 2000, registered by the concessionaires and recognized by the National Agency of Electric Power – ANEEL. The Company is at the performance phase of the assessment report of the aforementioned assets for delivering to ANEEL who will have up to 150 days to manifest itself.

In addition, for the generation projects, except for the respective basic projects, the Normative Resolution ANEEL nº 596/2013, determined that companies shall manifest their interest to receive an indemnity up to December 31, 2013, and from the date of said manifestation they shall have 180 days to submit to ANEEL the complementary information for the calculation of the proportion of investments related to reversionary property, performed up to December 31, 2012, not yet amortized or depreciated. The company manifested within the term set forth by ANEEL.

On December 31, 2013 and 2012, the values of the transmission and generation assets included in this situation correspond to R$ 8,857,107 thousand and R$ 1,483,540 thousand, respectively, and were determined by the administration based on the best estimates and interpretation of the aforementioned regulation, according to what is stated in Note 2 of the Financial Statements, being subject to amendments up to the their final approval.

The values of the thermal generation assets that presented a concession expiring between 2015 and 2017, and that are covered by the aforementioned regulation on December 31, 2013 and 2012, correspond to R$ 1,205,289 thousand and R$ 1,684,047 thousand, respectively, and were determined by the administration based on its best estimates and interpretation of the aforementioned regulation, according to what is described in Note 2 of the Financial Statements. For these assets the indemnity value was not published by the granting authority, being subject to amendments until their calculation.

Nevertheless, the Auditor’s opinion does not differ in relation to these matters.

Emphasis - Reflections in Eletrobras incurred due to the operational continuity of subsidiaries and associated companies

We highlight Note 15 on the Financial Statements, which describes that the subsidiaries of the distribution and generation area Thermal Generation Company of Electric Power have ascertained repetitive losses in its operations and presented a surplus of liabilities over CURRENT assets  on December 31, 2013 for the amount of R$ 4,052,324 thousand and unsecured liabilities for R$ 2,765,144 thousand.

On December 31, 2013, the Company held investments in Norte Energia S.A., in Madeira Energia S.A. and in Interligação Elétrica do Madeira S.A, which have been incurring in significant expenses related to the development of the Hydroelectric project of Belo Monte and Santo Antônio. These expenses, according to the administration estimates on the investment, shall be absorbed by the future revenue generated by the projects. The work conclusion, and consequent initiation of operations, depends on the capacity of these companies to continue acquiring the necessary resources for continuity and conclusion of the works. In addition, the ventures, Manaus Transmissora de Energia S.A. and Norte Brasil Transmissora de Energia S.A., in which the Company participated with 49,50% and 49%, respectively presented a surplus of liabilities over the CURRENT assets for the amounts of  R$ 171,738 thousand and R$ 322,499 thousand.

In accordance with what is stated in Note 15 of the Financial Statements, the associated company Centrais Elétricas Matogressenses S.A. - CEMAT presented a surplus of liabilities over the CURRENT assets, on December 31, 2013, for the amount of R$ 925,515 thousand, and pertaining to the Grupo Econômico Rede Energia, under judicial reorganization, and ordered an intervention by the regulating organism on August 31, 2012. The Company accrued an investment and assessed the loans receivable based on the criterion and premises foreseen in Notes 9 and 15 from the Financial Statements.

The operational continuity of the distribution subsidiaries, from the Thermal Generation Company of Electric Power and the invested Norte Energia S.A., Madeira Energia S.A., Interligação Elétrica do Madeira S.A., Manaus Transmissora de Energia S.A. and Norte Brasil Transmissora de Energia S.A. depends on the maintenance of the financial support on behalf of the Company and other shareholders. The realization of the assets of loans receivable from CEMAT already depends on the success of the judicial reorganization plan and the intervention outcome, as well as on the new negotiation terms with creditors.

The auditor’s opinion does not differ in relation to this matter.

Emphasis – Application of the equity equivalence method

According to what is described in Note 3 of the Financial Statements, the individual financial statements were performed according to the accounting practices adopted in Brazil. In regards to the Centrais Elétricas Brasileiras S.A., those practices differ from the IFRS, applicable to the individual financial statements, only in relation to the assessment of the investment funds in subsidiaries, associated companies and jointly-owned subsidiaries by the equity equivalence method, once the purpose of IFRS shall be the cost or fair value.

The auditor’s opinion does not differ in relation to this matter.”

In regards to the aforementioned emphasis paragraphs, the Board of Directors understands that the individual financial statements were performed according to the accounting practices adopted in Brazil. In the case of the Company, these practices differ from the IFRS, applicable to the individual financial statements, only in relation to the assessment of the investment funds in subsidiaries, associated companies and jointly-owned companies by the equity equivalence method, once the purpose of the IFRD shall be the cost of fair value.

The Board of Directors understands that the Company will be paid for the transmission and generation assets included in the emphasis “Impacts from Law nº 12,783/2013”, which were determined by the administration based on the best estimations and interpretation of the current regulation, pointing out, however, that the mentioned payment, depends on the final approval of the granting power.

In regards to the subsidiaries from the distribution section, in general terms, in 2013, the distribution companies from the Eletrobras System presented a reduction in the percentage levels of losses. The Board of Directors understands that the operational continuity of the aforementioned distribution subsidiaries depends on the financial support to such companies, as well as the action performed of the loans receivables from CEMAT is directly connected to the implementation of the judicial reorganization plan and the intervention outcome.

Fiscal Year ended on December 31, 2012:

In relation to the fiscal year ended on December 31, 2012, below is the emphasis from Eletrobras’ independent auditors:

“Emphasis – Application of the equity equivalent method

According to what is described in Note 3, the individual financial statements were performed according to the accounting practices adopted in Brazil. With regard to the Company, those practices differ from the IFRS, applicable to the individual financial statements, only in relation to the assessment of the investment funds in subsidiaries, associated companies and jointly-owned subsidiaries by the equity equivalence method, once the purpose of IFRS shall be the cost or fair value. Our opinion does not differ in relation to this matter.

Emphasis – Impacts from Law nº 12,783/2013

On September 11th, 2012, according to what is described in Note 2.1, the Federal Government issued the Provisionary Measure nº 579, which deals with granting extensions for generation, distribution and transmission of electric power, and over the reduction of Sectorial Charges. Such Provisional Measure was transformed on January 11th, 2013, into Law  nº 12,783/2013 and was regulated by Decree nº 7.891/2013 of January 23rd, 2013. The new fees and indemnity value of the assets in connection to the concessions were disclosed by the Decree from the Ministry of Mines and Energy nº 579 and the Inter-ministerial Ordinance from the Ministry of Mines and Energy and the Ministry of Finance nº 580, published in the extraordinary edition of the Official Gazette of the Union on November 1, 2012.

The Company accepted the anticipated renewal conditions of the concessions foreseen in the Provisionary Measure 579 (Law nº 12.783/13), signing on December 4th, 2012 the extension contracts of the concessions affected, passing all the assets bound to the respective contract to the Union, under the administration of the Company.

In relation to the concessionaires that chose the extension of the transmission concessions of electric power, embraced by § 5º from art. 17 from Law nº 9.074, in 1995, Law nº 12,783/2013 in its article 15, § 2º, is hereby empowered to pay, as defined by regulation, the relative value to the assets considered not depreciated present on May 31, 2000, registered by the concessionaires and recognized by the National Agency of Electric Power – ANEEL. The concessionaires shall submit to ANEEL the information for the calculation of non-depreciated assets. The term for sending this information shall be stated by the granting power.

In addition, for the generation projects, except for the respective basic projects, the Decree nº 7.850/2012 in its article 2º states that until December 1, 2013, shall be submitted to ANEEL the complementary information for the calculation of the percentage of the investments in connection with reversionary property, performed until December 31, not yet amortized or depreciated.

On December 31, 2012, the values of the transmission and generation assets included in this situation correspond to R$ 8,857,107 thousand and R$ 1,483,540 thousand, respectively, and were determined by the administration based on the best estimates and interpretation of the aforementioned regulation, according to the stated in Note 4, being subject to amendments until the final approval of them.

The values of the thermal generation assets that presented a concession expiring between 2015 and 2017 and that are covered by the aforementioned regulation correspond to R$ 1,684,047 thousand, on December 31, 2012, and were determined by the administration based on its best estimates and interpretation of the aforementioned regulation, according to the described in Note 4. For these assets the indemnity value was not published by the granting authority, being subject to amendments until the calculation of them. Our opinion does not differ in relation to these matters.

Emphasis – Operational continuity of subsidiaries and associated companies

We highlight Note 15, which describes that the subsidiaries from the distribution area have ascertained repetitive losses in its operations and presented a surplus of liabilities over CURRENT assets at the end of the fiscal year for the amount of R$ 2,148,211 thousand and unsecured liabilities for R$ 1,501,887 thousand.

On December 31, 2012, the venture Madeira Energia S.A., in which the Company participates with 39%, presented a surplus of liabilities over CURRENT assets for the amount of R$ 1,166,329 thousand.

According to what is described in Note 15, the associated company Centrais Elétricas do Pará S.A. - CELPA presented a surplus of liabilities over CURRENT assets for the amount of R$ 1,686,894 thousand on June 30th, 2012, last available information. CELPA filed a petition of judicial reorganization and on September 1, 2012 it obtained the approval at a general assembly of creditors. The Company accrued the investment and assessed the loans receivable based on the foreseen schedule in the judicial reorganization of the investee.

In addition, according to what was stated in Note 15, the associated company Centrais Elétricas Matogressenses S.A. - CEMAT presented a surplus of liabilities over the CURRENT assets for the amount of R$ 438,922 thousand, and pertaining to the Grupo Econômico Rede Energia, which had difficulty to settle outstanding commitments and extend the debt profile, an intervention was order by the regulatory body on August 30th, 2012. The Company assessed the assets related to the loans receivable and investments in the mentioned company based on the criteria and premises described in Notes 9 and 15.

The operational continuity of the distribution subsidiaries and the investee Madeira Energia S.A., depends on the maintenance of the financial support on behalf of the Company.  The realization of the assets of loans receivable from CELPA and CEMAT already depends on the success of the judicial reorganization plan and the intervention outcome, as well as on the new negotiation terms with creditors. Our opinion does not differ in relation to these matters.”

In relation to the emphasis paragraphs above, the Board of Director understands that the individual financial statements were performed according to the practices adopted in Brazil. In regards to the Company, those practices differ from the IFRS, applicable to the individual financial statements, only in relation to the assessment of the investment funds in subsidiaries, associated companies and jointly-owned subsidiaries by the equity equivalence method, once the purpose of IFRS shall be the cost or fair value.

The Board of Directors understands that the Company will be paid for the transmission and generation assets included in the emphasis “Impacts from Law nº 12,783/2013”, which were determined by the administration based on the best estimations and interpretation of the current regulation, pointing out, however, that the mentioned payment, depends on the final approval of the granting power.

With regard to the subsidiaries from the distribution section, in general terms, in 2012, the distribution companies from the Eletrobras System presented a reduction in the loss percentage levels. The Board of Directors understands that the operational continuity of the aforementioned distribution subsidiaries and the investee Madeira Energia S.A. depends on the financial support to such companies, as well as the action performed of the loans receivables from CELPA and CEMAT is directly connected to the implementation of the judicial reorganization plan and the intervention outcome.

10.5 – Critical accounting policies

Eletrobras prepares its consolidated financial statements based on estimates and assumptions derived from its experience and various other factors it believes to be reasonable and relevant. The critical accounting policies adopted by Eletrobras are those it believes to be relevant to determine its financial position and operating results, but the definition of such practices is complex and subjective, leading its management board to present estimates on future or uncertain events. The application of its practices and critical accounting estimates generally requires its management board to rely on judgments about the effects of certain transactions that affect its assets, liabilities, income and expenses.

The completion of transactions involving these estimates and judgments can affect the net assets and the financial position of Eletrobras, as well as its operating results, since the actual results may differ significantly from its estimates. Eletrobras reviews its estimates and related assumptions at least quarterly. The discussion below highlights what the management board of Eletrobras regards as its critical accounting policies.

Accounting estimates are those arising from the application of subjective and complex judgments, by the management board of Eletrobras and its subsidiaries, often arising from the need to recognize major events so that the financial position and results of the entities can be properly established. Accounting estimates become critical as the number of variables and assumptions affecting the future status of these uncertainties increases, rendering judgments even more subjective and complex.

While preparing the Financial Statements of Eletrobras and its subsidiaries, the Management Board implemented estimates and assumptions based on historical experience and other factors deemed reasonable and relevant to its fair presentation. Although these estimates and assumptions are constantly monitored and reviewed by the Management Board of Eletrobras and its subsidiaries, the materialization of the book value of assets and liabilities and operating results is inherently uncertain, since it arises from judgments.

With regard to accounting estimates assessed as the most critical, the Management Board of Eletrobras and its subsidiaries form their judgments about future events, variables and assumptions, as follows:

Deferred tax assets and liabilities

The estimates of taxable income, the basis for the analysis of net deferred tax assets, are based on annual budgets and the strategic plan, both reviewed periodically. However, the future taxable income may be higher or lower than the estimates made by the management board when determining if the amount of deferred tax assets needs to be registered or not. For more information, see Note 11 to the financial statements of Eletrobras for the year ended December 31, 2014.

Provision for the impairment of long-term assets

The Company's Management Board implements variables and assumptions when testing to determine the recovery of long-term assets to determine the recoverable amount of assets and the acknowledgement of impairment, if necessary. This practice applies judgments based on the historical experience related to the management of the asset, group of assets or cash-generating unit. Such judgments may eventually not be true in the future. Including on the estimated economic useful life. In addition, the lifespan adopted by the Company is in compliance with ANEEL (Brazilian Electricity Regulatory Agency) practices in force, applicable on assets linked to the concession of public electricity service, which may vary due to the periodic analysis of the economic lifespan of assets. In addition, lifespan is limited to the concession term only for operations within the scope of ICPC 01/IFRIC 12.

It also impact the variables and assumptions used by the Company Management and its subsidiaries when determining deducted future cash flows, for the purposes of acknowledging the recoverable amount of long-term assets, may vary due to several intrinsic uncertain events. There are, among others, the following events: maintenance of electricity consumption levels; growth rate of the economic activity in the country; and availability of water resources; besides those inherent to the end of public service concession terms of electricity, especially as the value reversal at the end of the concession period. At this point, we adopted the premise that the compensation is contractually provided, where applicable, the new replacement value (NRV) for generation and transmission assets, and the value of the regulatory asset basis (RAB) for distribution assets. These are the basis used to determine the expected compensation values to the end of the term of concessions for generation, transmission and distribution of electricity. For more information, see note no. [3.11] on the Company's financial statements for the year ended on December 31, 2014, and note no. [19] with respect to changes in the provisions made along the period. Another significant variable is the deduction rate used in the deducted cash flows.

Basis for determining the relative compensation for concessions assigned by the Federal Government

Law No. 12,783/2013, enacted on January 11th, 2013, defined the new replacement value (NRV) as the basis for determining the e calculation of the amounts related to compensation by the granting authority relating to public service concessions. Regarding concessions not yet extended, the Company adopts the premise that the assets are reversible at the end of the concession contracts.

Following this premise, regarding the concessions already extended, receivables from the grantor related to the Basic Network of the Existing System (RBSE), the investments made after the basic design of power plants and transmission lines (modernization and improvements) and thermal generation assets were maintained. These amounts are subject to approval by ANEEL, as stated in Note 2.1. For more information about the effects of Law No. 12,783/2013, see note no. [2.1] on Eletrobras’ financial statements for the year ended on December 31, 2014.

The Company adopted the new replacement value ("NRV") as a way of measuring the amount to be indemnified by the Granting Authority, the share of generation and transmission assets not fully depreciated by the end of the concession. To measure the values for the distribution assets was defined the Regulatory Asset Base - BRR.

Lifespan of fixed assets

The Company's Management Board uses the criteria established in ANEEL Resolution No. 367, of June 2nd, 2009, in determining the estimated lifespan of fixed assets, limited to the concession term for operations that are in the scope of ICPC 01/IFRIC 12 because it believes that they fairly establish said lifespan.

Provision for the demobilization of assets

The Company recognizes a provision for obligations to the deactivation of assets related to its thermonuclear plants. To determine the provision amount, assumptions and estimates are made in relation to deduction rates, the estimated cost of deactivating and removing all the plants from site and at the time of those costs. The cost estimate is based on the legal and environmental requirements of deactivating and removing the entire plant as well as the prices of goods and services to be used at the end of the lifespan.

Actuarial liabilities

Registered actuarial liabilities are determined by actuarial calculations prepared by independent actuaries based on the participant's life expectancy (table AT-2000), average retirement age and inflation. However, actual future results of the benefits may be different from those existing and accounted.

Provisions for labor, tax and civil risks

Provisions for labor, tax and civil risks, if any, are established for risks considered as probable loss, based on the analysis of the Management Board, internal and external legal advisors. The accrued amounts are recorded based on the estimated cost of said contingency outcome. Contingent risks with probable loss expectation are disclosed by the Management Board, and no provision is established. This assessment is supported by the judgment of the Management Board and its legal counsel, considering the case law, decisions of lower and higher courts, history of possible agreements and decisions, the experience of the Management Board and legal counsel, as well as other applicable aspects.

Provision for doubtful accounts

The Company records provisions on receivables and loans that management believes there is uncertainty regarding the receipt. The customer provision is recorded based on amounts receivable by residential customers class overdue more than 90 days of accrued commercial customers for over 180 days and industrial, rural, public sector, public lighting and public services for more than 360 days. Also considers an individual analysis of receivables and the balance of each customer, based on management's experience in relation to actual losses in the existence of collateral. The provision for loan losses loans is accrued based on outstanding receivable. The reversal of this provision is performed once the debt is paid off or renegotiated.

Valuation of financial instruments

The Company's Management Board uses valuation techniques that include information not based on observable market data to estimate the fair value of certain types of financial instruments. Note [43] on Eletrobras financial statements for the year ended on December 31, 2014, provides information on the key assumptions used in determining the fair value of financial instruments, as well as the sensitivity analysis of these assumptions. The Company and its subsidiaries believe that the valuation techniques selected and the assumptions used are appropriate in determining the fair value of financial instruments.

Onerous contracts

The Company and its subsidiaries adopt assumptions related to economic costs and benefits of each contract for determining the existence of an onerous contract. In the case of long-term commitments such as the purchase and sale of energy, critical estimate in determining the provision amount for a future contract sale is the differences settlement price (PLD) historical average approved by the Management Board as an assumption for the onerous contract’s provision calculation, exclusively for accounting purposes, as well as the deduction rate used for the cash flows. The actual DSP values over the years may be higher or lower than the ones assumed by the Company. Additionally, the Company may have onerous contracts in concessions where the current expected cost of operation and maintenance is not fully covered by revenues.

Risks related to compliance with laws and regulations

As has been widely reported in the media, "Operation Lava-Jato" was launched in 2014. Accordingly to publicly available information, "Operation Lava-Jato" investigates an alleged corruption scheme involving Brazilian contractors for the development of infrastructure projects in the Brazilian oil and gas sector.

As of the date of the financial statements as of and for the period ended December 31, 214, the Company and its managers have not been notified of any indictment or objective evidence linking the Eletrobras group, its projects or its management to Operation Lava-Jato. Nevertheless, the Company undertook certain interim cautionary measures in order to assess the media reports allegedly involving Eletrobras and its projects. As of the date of these financial statements, Eletrobras has not identified any illegal activity relating to the reports.

In relation to media reports involving companies which provide services to two specific purpose entities ("SPEs") in which Eletrobras has a non-controlling interest, Norte Energia S.A (UHE Belo Monte) and Energia Sustentável do Brasil SA. (Usina HE Jirau), as well as Eletronuclear (UTN Angra 3), three Inspection Committees were created in March 2015 to conduct additional verification procedures in relation to the  procurement procedures used by these entities. The works of the Inspection Committees have not yet been completed.

Further to the measures described above, in March 2015, the Company requested the Federal Prosecutors and the Federal Police to (i) confirm if there is any information or proof in relation to Operation Lava-Jato which may affect Eletrobras or projects in which Eletrobras holds equity interest, by means of specific purpose entities and, (ii) if so, to provide access to Eletrobras to any relevant documents. However, as of the date of these financial statements the Federal Prosecutors have not provided any responses to this request.

On March 26, 2014 the Federal Police responded and affirmed that the Lava-Jato investigations are secret and that there is no court order which determines that the information should be shared with the Company or that the Company should be given access to the investigation documents.

Based on information currently available to the Company ("actual knowledge"), Management estimates that any impact relating to these investigations, if any, would not be material on its financial statements as of and for the financial year December 31, 2014.

10.6 – Relevant items not disclosed in the financial statements

a) the assets and liabilities held by the Company, directly or indirectly, not included in the balance sheet (off-balance sheet items), such as: i) operating leases, assets and liabilities; ii) receivables portfolios over which the entity has risks and responsibilities, indicating their liabilities; iii) future purchase and sale contracts of products or services; iv) construction contracts not completed; and v) future financing contracts.

All assets and liabilities held by Eletrobras are recorded in the balance sheet. Eletrobras does not maintain any transaction, contract, obligation or other types of commitments in companies whose financial statements are not consolidated with its operations or other likely to generate a material effect, present or future, on its results or its equity or financial position, revenues or expenses, liquidity, capital expenditures, cash or any other operations not registered in its financial statements. Therefore, there are no assets or liabilities held by Eletrobras that do not appear in the balance sheet.

b) other items not included in the financial statements

There are no other material items included in the consolidated financial statements of Eletrobras.

10.7 – Comments on items not included in the financial statements

Not applicable, since there are no other material items included in the consolidated financial statements of Eletrobras.

a)        how such items change or may change revenues, expenses, operating results, financial expenses or other items in the financial statements of the issuer

Not applicable, since there are no other material items included in the consolidated financial statements of Eletrobras.

b)        nature and purpose of the transaction

Not applicable, since there are no other material items included in the consolidated financial statements of Eletrobras.

c)        nature and amount of the liabilities and rights arising in favor of the issuer as a result of the operation

Not applicable, since there are no other material items included in the consolidated financial statements of Eletrobras.

10.8– Business Plan

a) investments, including: i) quantitative and qualitative description of investments in progress and expected investments; ii) investment funding sources; iii) material disinvestments in progress and planned disinvestments.

Capital Investments

Over the past four years, Eletrobras invested an average of R$ 10.6 billion annually in expansion, modernization, research, infrastructure and environmental projects. Approximately 54% of this total was invested in generation, 32% in transmission, and the rest in distribution and other activities.

Eletrobras main business is the energy generation, transmission and distribution, and the Company intends to invest significantly in these segments in the coming years.

Federal Government selects operating companies to build new energy generation plants and transmission lines through biddings. Thus, it is difficult to predict the exact amount that Eletrobras will invest in these segments in the future. However, the Company is working to win a significant number of concessions, either individually or through consortia including participants from the private sector.

The Ten-Year Plan for the Electricity Industry predicts that Brazil will have a total of 155,736 km of transmission lines and 183,053 MW of installed generation capacity by 2022. These estimates correspond to approximately R$ 260.38 billion in investments in the Brazilian electric industry. As the current major player in this market, in terms of the length of transmission lines, Eletrobras expects to be involved in most of these new investments. According to its business plan, Eletrobras believes that it will invest approximately R$ 52.4 billion in its generation, transmission and distribution businesses over the next five years. For these investments, Eletrobras intends to use capital generated by its cash-generating activities as well as through access to local and international capital markets, and bank financing.

Eletrobras, during the year 2014, invested R$ 11.4 billion, surpassing the mark of R$ 11.2 billion in 2013, which represents the completion of 78% of the approved investment budget for the year. Especially the generation segment with total investment of R$ 6.3 billion, representing about 55% of the total invested in 2014.

In 2014, we highlight the following events:

  In the electricity generation segment: The Batalha hydroelectric plants started being operated (52.5 MW) by Eletrobras Furnas. As for SPEs, we highlight the Santo Antônio hydroelectric plant, which started being operated (1,158 MW) with the subsidiary Eletrobras Furnas having a 39% shareholding; the Jirau hydroelectric plant (1,425 MW) with Eletrobras Chesf and Eletrobras Eletrosul having a 20% shareholding each; and the Rei dos Ventos 1, Rei dos Ventos 3 and Miassaba 3 wind power stations, totaling 184 MW, with Eletrobras Furnas and Eletronorte having a 24.5% shareholding each. In search of new business opportunities, the Eletrobras  companies are involved in studies and projects of hydroelectric plants, either directly or in partnership with third parties, totaling 22,872 MW of installed generation capacity, and have invested an additional R$ 394 million in renovations and expansion of the existing generating facilities, enabling the improvement of their performance.

  In the electricity transmission segment: The emphasis is on the transmission system expansion projects in the Northeastern region, with investments of R$ 419 million, and the electricity transmission system and implementation of substations in the Southern region, totaling R$ 421 million in investments. 3,186 km of transmission lines were added to the National Interconnected System (Sistema Interligado Nacional, "SIN"), 1,053 km being under the full responsibility of the companies in the Eletrobras System and 2,133 km due to its proportionate shareholding in SPEs. We also highlight the startup of SPE Norte Brasil Transmissora de Energia, with 2,375 km long, responsible for transporting the energy produced in the Rio Madeira plants. The subsidiaries Eletrobras Eletrosul and Eletronorte have a 24.5% shareholding each in that SPE. In the Northern region, circuits 1 and 2 of 230 kV Jorge Teixeira / Lechuga were energized, with 30 km length each, consolidating the Manaus to SIN connection, under the responsibility of the subsidiary Eletronorte. In the Northeast, LT 230 kV João Câmara II / Extremoz II with 82 km length, and Igaporã - Bom Jesus da Lapa with 115 km length, respectively, were energized under the responsibility of the subsidiary Eletrobras Chesf. In the Southeast, in August 2014, LT 500 kV Mesquita - Viana 2, with 252 km length, was completed under the responsibility of SPE MGE Transmissora, the subsidiary Eletrobras Furnas having a 49% shareholding. In addition, during the year 2014, in the Southern region, a large section of electricity transmission was energized, under the responsibility of SPE Transmissora Sul Brasileira de Energia, the subsidiary Eletrobras

Eletrosul having an 80% shareholding. This project, which allows us to meet the growing demand in the region, involved LT 525 kV Salto Santiago - Ita (190 km) in February, Itá - Nova Santa Rita (307 km) in July, and LT 230 kV Nova Santa Rita / Camaquã 3 / Quinta (291 km), which was energized in December 2014. Also in the Southern region, LT 230 kV Cascavel Oeste – Umuarama was energized in August, under the responsibility of SPE Costa Oeste Transmissora (Eletrobras Eletrosul having a 49% shareholding). The companies of the Eletrobras System, through corporate ventures or shareholding in SPEs, won 6 lots of transmission biddings, comprising a total of 1,979 km of lines and 2,446 MVA in substations, with corporate developments of 1,301 km and 1,360 MVA.

  In the electricity distribution segment: Eletrobras companies have invested, in 2014, approximately R$ 0.7 billion (excluding the investments made by CELG D, acquired by Eletrobras in 2014, which totaled approximately R$ 0.3 billion). Among the main projects, we can highlight the expansion of the Amazon's distribution system with investments of about R$ 107 million, the expansion of the distribution systems of the states of Acre, Roraima, Piauí and Alagoas, about R$ 93 million, and Rondônia, R$ 85 million. The shareholding control of CELG-D, which has a customer base of 2.7 million customers, accounted for almost all of the 2.9 million new customers/consumers of Eletrobras distribution companies. However, other factors were also critical for the expansion in 2014, such as the investment in network expansion, regularization of illegal migrants and the governments’ housing programs.

For the year 2015, the approved investment budget is R$ 14.2 billion, as approved by Decree No. 8383 of December 29, 2014. The funds, by business segment, however, still depends on presidential approval.

Strategic Plan and Business and Management Master Plan

Eletrobras has a long-term strategic plan that contains the strategic positioning for all Eletrobras companies. This Plan is deployed in a Business and Management Master Plan (PDNG), five-year, reviewed annually, and presents a set of guidelines, business objectives, financial, operational, social and environmental goals, as well as a portfolio of projects to meet the objectives defined. Based on the previous parts, each company Eletrobras draw up its Business and Management Plan (PNG) for the same five-year period of PDNG.

In 2014, Eletrobras revised its Master Plan for 2014-2018, which was approved by the Board of Directors of Eletrobras on March 27th, 2014. This new version records the company's strategic positioning with established goals, economic and financial projections and the portfolio of main projects for that period. It also lists the main results of executive measures and the portfolio of projects related to the 2013-2017 BMMP.

The 2014-2018 BMMP anticipates investments of R$ 60.8 billion, an increase of 16.03% over the 2013-2017 five-year term. Of this total, approximately R$ 44.8 billion (73.68%) are due to the expansion of the power plants and transmission lines, and R$ 5.0 billion (8.22%) are due to the expansion in the energy distribution. R$ 9.3 billion will be invested for the modernization and maintenance of generation, transmission and distribution assets, 80.64% of which refers to generation and transmission assets.

With regard to the activities included in the BMMP, the following were highlights in 2014:

(i)     the continuation of initiatives to reduce costs, among them the Early Retirement Program (PID) adopted successfully in all Eletrobras Companies in 2013 and by Eletrobras Eletronuclear in 2014;

(ii)    the progress in studies and negotiations for receiving additional compensation related to assets whose concessions were renewed in accordance with Law No. 12.783;

(iii)   the progress in studies for the realignment of the business model, governance and management of the companies in the Eletrobras System, with an expected presentation of results in 2015;

(iv)   the growth of installed capacity and extension of transmission lines through the completion of projects under construction; and

(v)    the hiring of new ventures, through biddings held by ANEEL.

As a result of the 2014-2018 BMMP approval, each of the Eletrobras System companies updated its Business and Management Plan (BMP) for the 2014-2018 five-year term, which involved an extensive negotiation process with Eletrobras holding.

In 2014, Eletrobras developed the Strategic Plan for the Eletrobras Companies for the 2015-2030 term, which was approved by the Board of Directors on November 26th, 2014. The new Strategic Plan includes the new conditions in which the expiring concessions were extended in accordance with Law No. 12.783. In this update, different scenarios, the attractiveness of businesses in the energy market, the existing potential in the companies of the Eletrobras System and the shareholders’ aspirations were evaluated. Projections to support decisions on the business portfolio were also prepared. The Corporate Identity (Mission, Vision and Values) was revisited and Guidelines, Goals and Strategies were established for the new 2015-2030 term. The parameters of the Business and Management Board Master Plan (PDNG) for the 2015-2019 five-year term are also pointed out in the Plan, in which aims and projects for achieving its goals will be detailed. The Corporate Identity of the new 2015-2030 Strategic Plan is now as follows:

•       Mission: To serve the energy markets in an integrated, cost effective and sustainable manner;

•       2030 Vision: To be among the top three global companies of clean energy and among the 10 largest in the world in electric power, with profitability comparable to the industry's best and being recognized by all its stakeholders;

•       Values: Focus on results; Ethics and transparency; Appreciation and commitment of people; Entrepreneurship and innovation; Sustainability.

Research and Development

Eletrobras research and development activities are carried out by Cepel, a non-profit organization created in 1974 in order to support the technological development of the Brazilian electricity industry. The Company is the main sponsor of Cepel and participates in the coordination of environmental planning and energy conservation programs. Eletrobras operating subsidiaries (including Itaipu and Eletronuclear Eletrobras) and other Brazilian and foreign operating companies in the electric power and other electricity industries are Cepel’s customers. Cepel’s activities aim to achieve high standards of quality and productivity in the electricity industry through research and technological development. Cepel has a network of laboratories to carry out its activities and technical cooperation agreements with several international electricity research and development institutes. Cepel prioritizes strategic and structuring projects, its activities focusing on seven research areas, each led by a specific department: (i) DEA - Department of Energy Optimization and Environment; (ii) DRE - Department of Electrical Systems; (iii) DAS - Department of Automation Systems; (iv) DLE - Department of Lines and Stations; (v) DTD - Department of Technology Distribution; (vi) DTE - Special Technology Department; and (vii) Experimental Research Laboratories - DPF and DPA Departments.

Eletrobras also has a central research center that performs scientific studies, measurements, expert analysis and other tests and analysis relevant to our core operations. This center is certified by the National Institute of Metrology, allowing us to certify electrical equipment. Cepel also focuses on the development of energy efficiency projects, including projects related to the generation of electricity from renewable sources such as solar and wind power. As part of this approach, Cepel’s structure includes the following projects: (i) Sérgio de Salvo Brito Reference Center for Solar and Wind Power, (ii) Solar Efficient House, and (iii) the Efficient Technology Application Center.

Currently, Cepel plays the role of Executive Secretariat of the Technology Policy Committee - CPT of Eletrobras, such structure, from 2012, has treated in an integrated manner the corporate issues of R&D + I and technology, defining policies, guidelines, strategies and action plans. However, Cepel beneficiaries transcend Eletrobras, including ministries and sector organizations, for example, Empresa de Pesquisa Energética (“EPE”), Operador Nacional do Sistema Elétrico (“ONS"), Câmara de Comercialização de Energia Elétrica (“CCEE”) and ANEEL, as well as utilities and equipment manufacturers. In addition, Cepel participates in the preparation of the National Energy Plan and Energy Expansion Decennial Plans developed by EPE.

The funds provided by the Eletrobras Companies in 2014 for these activities were of R$ 158.3 million and reverted to the development of institutional projects, altogether 85, in the following areas: Energy Optimization and Environment; Grids; Automation Systems; Lines and stations; Distribution Technology; Special technologies; Experimental Research.

b) acquisition of plants, equipment, patents or other assets that may materially affect the Company's production capacity.

Eletrobras, on January 27, 2015, effected the acquisition of control of CELG Distribuição SA – CELG-D ("Celg-D"), concessionaire of distribution and commercialization of electricity, having completed the acquisition of Celg-D the cost of R$ 59.5 million. The acquisition is aimed at the economic and financial recovery of Celg-D, which has approximately 2.7 million customers, representing 95% of the increase of 2.9 million customers of Eletrobras in 2014. CELG D has experienced high rates of growth in recent years, which corresponded to 7.2% in 2012, 5.5% in 2013 and 5.14% in 2014.

c) new products and services, including: i) description of ongoing research already disclosed; ii) total amounts spent by the Company in research for the development of new products or services; iii) projects under development already disclosed; iv) total amounts spent by the Company in the development of new products or services.

Research in Progress

Research Projects Developed by CEPEL

According to the Technology, Research and Development, and Innovation Policy (R&D+I), Cepel is the main developer of research lines, programs and projects of Technology and R&D+I for the Eletrobras System, providing consulting and advisory services in the assessment of results in the management of technological knowledge and its application.

In 2014, Cepel developed 85 R&D+I corporate projects for Eletrobras in the following areas: Energetic Optimization and Environment; Electric Network; Automation Systems; Lines and stations; Distribution Technology; Special technologies; and Experimental Research.

International Expansion

Eletrobras asset portfolio strategy overseas depends on the establishment of minimum profitability targets for the projects, as well as the determination of main activities (projects of renewable energy generation and electricity transmission) and primary markets (Latin America and Africa). The performance of Eletrobras will involve the development and execution of projects and acquisitions that accelerate the Company's entry in primary markets and/or establish partnerships or strategic positioning for the company.

In 2014 Eletrobras maintained its strategy of developing an international presence in the electricity market, directly or in partnership through SPEs, seeking projects in renewable energy generation and transmission that met a careful assessment of risk and return.Iin this period were closed agreements with the Nicaraguan government needed to start construction of Tumarín Project, hydroelectric power plant of 253 MW located in the Autonomous Region of the South Caribbean. So in December 2014, was completed the purchase of properties to be affected by the project and started the preliminary work of access to the site of work and purchase of inputs for the implementation of pioneer camp. The loan agreements are in final stages of negotiation and the works of access to venture began in February 2015 with the prediction that the first generating unit goes into operation in November 2018 and the entire plant, with its three units generating, in March 2019.

Still in 2014, as a result of the association between Eletrobras and the Administración Nacional de Usinas y Trasmisiones Eléctricas (UTE), the entry into operation of Artilleros Wind Farm (65 MW) belonging to SPE ROUAR SA, located in the Department of Colonia, Uruguay. The Park is under construction and eight on the 1 of its wind turbines became operational in December 2014 with 16.8 MW of installed capacity, thus making up the first international venture of Eletrobras to come into operation.

Other Projects

In addition to its international expansion project, Eletrobras routinely develops feasibility studies on energy generation, transmission and distribution investments with potential added revenue for the Company. If these studies are proven viable and are approved by the Company’s decision-making bodies, we may invest in such projects, which will be timely disclosed to the market.

Amounts spent by Eletrobras in the development of new products or services

The amounts recorded by Eletrobras for research and development, infrastructure and environmental quality were R$ 370 million for the year ended on December 31, 2014, compared to R$ 402.2 million and R$ 545.7 million for the years ended on December 31, 2013, and 2012, respectively.

10.9 - Other factors with material influence

Trend Information

Eletrobras Management Board identified the following trends, which contain certain forward-looking information and should be read in conjunction with Item 4.1 of Eletrobras's Reference Form. Fundamentally, the Company believes that these trends will enable Eletrobras to continue growing in its activities and improve its corporate image:

•         There is a constant demand for electricity: unlike certain industries which are particularly vulnerable to cyclical conditions in the market and/or seasonality, the demand for electricity is constant. The Company believes that it will continue being able to set rates according to market conditions, particularly in the generation segment. Although transmission segment rates are set annually by the Brazilian Government, Eletrobras believes that these rates will continue to increase as GDP grows.

•         Being involved in future biddings will enable Eletrobras growth: the Company expects to be part in a growing number of new energy biddings in the future, as well as new transmission biddings, and will need to invest in new power generation plants (hydroelectric, wind, biomass and thermal) and new transmission lines in order to expand the existing network and maintain their current share of the market. Eletrobras also believes that by concentrating its activities in the generation and transmission of energy, it will be able to maximize the profits by improving the efficiency of its current assets and capitalizing on opportunities arising from new assets.

•         Increased focus on environmental, health and safety issues: there is a growing concern on environmental protection, in Brazil and around the world. This impacts Eletrobras and its business in many ways, including the negotiation of social and political issues that may arise from the design of new projects (particularly in remote areas of Brazil) and targets to reduce carbon emissions by facilities that rely on fossil fuel. One of the key challenges for the Company will be to balance the environmental issues and the growth of its activities, since such matters can naturally lead to an increase of cost pressures. There is also a growing trend in Brazil of more stringent requirements in the health and safety industries with respect to the operating permissions of enterprises in the energy industry, which also presents cost pressure challenges for such projects.

•         Law of Effect No. 12,783/2013: Law No. 12,783/2013 will continue to affect the way in which Eletrobras accounts for its concessions. Eletrobras estimates renew additional concession contracts for a maximum of 30 years by applying significantly lower than current rates. Consequently, Eletrobras estimates that will need to review, down, the values of the renewed concessions. These effects reduce the operating cash flow of Eletrobras, affecting their investment capacity.

Annex 02

Information Related to the candidates for the Board of Directors appointed by the controlling shareholders

The election of members to the Board of Directors of Eletrobras, whose term of office will end on the date of the annual general meeting to be held in 2016, re-election being allowed, will be held at the Annual General Meeting taking place on April 30tg, 2015.

The rules for the election of directors by minority shareholders are in Annex 06.

Information regarding the candidates for the Board of Directors

In compliance with Article 10 of CVM Ruling 481, information indicated in items 12.5 to 12.10 of the Reference Form, as shown in Annex "A" of CVM Ruling No. 552, of October 9th, 2014, is presented below.

12.5/8  – Formation and professional experience of the Board of Directors

Name	Date of Birth	Management body:	Election Date	Term of office
TIN	Occupation	Elective position:	Tenure date	Elected by controlling shareholder?
Independent member? What is the criterion used to determine independence?	Number of consecutive terms:	Other duties and roles performed in the issuer:

If the candidate has held the position of member in the Board of Directors or Fiscal Council, or in the Company's internal committees, indicate the shareholding percentage in the meetings held by the body during the last fiscal year, which occurred after taking office.

Márcio Pereira Zimmermann	07/01/1956	Board of Directors	04/30/2015	Until 2016 GSM
262.465.030-04	ELECTRICAL ENGINEER	Chairman of the Board of Directors (Effective Member)	04/30/2015	Yes
No	7	Not Applicable

100% of the Fiscal Council meetings at the 2014/2015 term. ¹

¹ This percentage takes into account all the meetings at the Director's term of office, which began in 2014 and the current AGM to the 2015 AGM.

Professional experience/Statement of possible convictions

Mr. Márcio Zimmermann is graduated in Electrical Engineering from Universidade Católica do Estado do Rio Grande do Sul, with a Masters in Electrical Engineering from the Pontifícia Universidade Católica do Rio de Janeiro. He was Executive Secretary of the Ministry of Mines and Energy between 2008 and 2010 and previously served Minister of Mines and Energy function between April and December 2010 and Executive Secretary since 2011. In the Eletrobras System, Mr. Zimmermann was director of Engineering at Eletrobras from 2001 to 2003 and Director of Research and Development at Cepel between 2003 and 2004.

Mr. Zimmermann held the position of board member of Petróleo Brasileiro SA - Petrobras and Petrobras Distribuidora SA - BR, from 2010 to 2015.

Eletrobras is not aware of the existence of final convictions, in the past five years, including preventing Mr. Zimmermann to exercise professional or commercial activity. As for the CVM administrative proceedings, PAS RJ 2012/3630, Mr. Zimmermann was warned by untimely call and the General Shareholders’ Meeting that was to debate on the assessment of the Financial Statements for the year ended December 31, 2010, taken of management accounts and election of directors and Fiscal Council members. However there pending appeal trial against that warning, presented to the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN).

12.9 – Existence of a marital relationship, marriage or kinship between: a. Directors of the issuer; b. (i) Directors of the issuer and (ii) directors of the issuer’s subsidiaries; c. (i) Directors of the issuer or the issuer’s subsidiaries and (ii) issuer’s controlling shareholders; and d. (i) Directors of the issuer and (ii) directors of the issuer’s controlling companies

There are no marital relationships, marriage or kinship of the candidate to the Company's director, with each other and with the managers or controlling shareholders of subsidiaries or controlling companies, directly or indirectly, of the Company

12.10 – Relationships of subordination, service provision or control maintained in the past 3 years, between the issuer and: a. company directly or indirectly controlled by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital; b. controlling shareholder of the issuer; c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling or controlled companies of any of these persons.

Mr. Zimmermann (a) is employed by Eletrosul Centrais SA - ELETROSUL since 1980; (b) was a member of the Board of Directors of Petrobras until 27.02.2015, the Board of Directors of Petrobras Distribuidora SA - BR until 27.02.2015 and of the Remuneration and Succession Committee of Petrobras until 02/27/2015; (c) is not a supplier, customer, debtor or creditor relevant issuer, its subsidiaries and parent companies or subsidiaries of Eletrosul, Petrobras and Petrobras Distribuidora.

12.5/8  – Formation and professional experience of the Board of Directors

Name	Date of Birth	Management body:	Election Date	Term of office
TIN	Occupation	Elective position:	Tenure date	Elected by controlling shareholder?
Independent member? What is the criterion used to determine independence?	Number of consecutive terms:	Other duties and roles performed in the issuer:

If the candidate has held the position of member in the Board of Directors or Fiscal Council, or in the Company's internal committees, indicate the shareholding percentage in the meetings held by the body during the last fiscal year, which occurred after taking office.

WAGNER BITTENCOURT DE OLIVEIRA	03/27/1950	Board of Directors	04/30/2015	Until 2016 GSM
337.026.597-49	METALLURGICAL ENGINEER	Effective Member of the Board of Directors	04/30/2015	Yes
No	9	Member of the Sustainability Commitee

Attended 70% of the Board of Directors meetings at the 2014/2015 term. ¹

¹ This percentage takes into account all the meetings at the Director's term of office, which began in 2014 and the current AGM to the 2015 AGM.

Professional experience/Statement of possible convictions

Mr. Wagner Bittencourt is an engineer, graduated from PUC/RJ in June 1974, specializing in Finance and Capital Markets. President, executive and advisor to companies in the public and private sectors, including the logistics, financial, mining, metallurgy and equipment. Has 20 years of executive experience. He was secretary of the Ministry of National Integration in 2001, superintendent of SUDENE from 2000 to 2001, president of the Companhia Ferroviária do Nordeste from 1998 to 2000 and director, superintendent and department head and manager of various units of BNDES since 2005. He was director of the areas Infrastructure and Basic Petrochemicals BNDES between 2006 and March 2011. It was also Minister of Civil Aviation Secretariat between April 2011 and March 2013. Today he holds the position of Vice President of BNDES since April 2013.

Not held management positions in other listed companies than Eletrobras. Mr. Bittencourt does not occupy management positions in other listed companies than Eletrobras. Eletrobras is not aware of the existence of final convictions, in the past five years, including preventing Mr. Bittencourt to exercise professional or commercial activity. As for the CVM administrative proceedings, PAS RJ 2012/3630, Mr. Bittencourt was warned by untimely call and the General Shareholders’ Meeting that was to debate on the assessment of the Financial Statements for the year ended December 31, 2010, taken of management accounts and election of directors and Fiscal Council members. However there pending appeal trial against that warning, presented to the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN).

12.9 – Existence of a marital relationship, marriage or kinship between: a. Directors of the issuer; b. (i) Directors of the issuer and (ii) directors of the issuer’s subsidiaries; c. (i) Directors of the issuer or the issuer’s subsidiaries and (ii) issuer’s controlling shareholders; and d. (i) Directors of the issuer and (ii) directors of the issuer’s controlling companies

There are no marital relationships, marriage or kinship of the candidate to the Company's director, with each other and with the managers or controlling shareholders of subsidiaries or controlling companies, directly or indirectly, of the Company

12.10 – Relationships of subordination, service provision or control maintained in the past 3 years, between the issuer and: a. company directly or indirectly controlled by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital; b. controlling shareholder of the issuer; c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling or controlled companies of any of these persons.

There is no subordination relationships, rendering of services or control between candidates for managers and subsidiaries, controlling and others.

12.5/8  – Formation and professional experience of the board

Name	Date of Birth	Management body:	Election Date	Term of office
TIN	Occupation	Elective position:	Tenure date	Elected by controlling shareholder?
Independent member? What is the criterion used to determine independence?	Number of consecutive terms:	Other duties and roles performed in the issuer:

If the candidate has held the position of member in the Board of Directors or Fiscal Council, or in the Company's internal committees, indicate the shareholding percentage in the meetings held by the body during the last fiscal year, which occurred after taking office.

WILLAMY MOREIRA FROTA	04/26/1960	Board of Directors	04/30/2015	Until 2016 GSM
077.141.652-00	CIVIL ENGINEER	Effective Member of the Board of Directors	04/30/2015	Yes
No	Not Applicable	Not Applicable
Not Applicable
Professional experience/Statement of possible convictions

Mr. Willamy Frota has a degree in Electrical Engineering from the Universidade de Brasilia - UNB (1981), with a Masters in Energy Systems Engineering from the Universidade Estadual de Campinas UNICAMP (2004) and PhD in Electrical Engineering from the Universidade Federal do Pará - UFPA (2009).

Currently Mr. Willamy Frota occupies in the Ministry of Mines and Energy, the post of Chief of Staff of the State Minister of Mines and Energy since March/2015; and in recent years held in Eletrobras Eletronorte, the positions of Manager of Transmissão do Amazonas, between 2014 and February/2015.; Manager of Eletronorte-AM/RR, between 2013 and 2014; Manager of Produção do Amazonas between 2008 and 2013; and Manager of ELN/AM between 2008 and 2013;

Eletrobras is not aware of the participation of Mr. Willamy Frota in other open Companies, either in nonprofit organizations.

Eletrobras has no knowledge of the past five (05) years of civil, criminal or administrative convictions final decisions, including preventing Mr. Wallamy Frota exercise professional or commercial activity.

12.9 – Existence of a marital relationship, marriage or kinship between: a. Directors of the issuer; b. (i) Directors of the issuer and (ii) directors of the issuer’s subsidiaries; c. (i) Directors of the issuer or the issuer’s subsidiaries and (ii) issuer’s controlling shareholders; and d. (i) Directors of the issuer and (ii) directors of the issuer’s controlling companies

There are no marital relationships, marriage or kinship of the candidate to the Company's director, with each other and with the managers or controlling shareholders of subsidiaries or controlling companies, directly or indirectly, of the Company

12.10 – Relationships of subordination, service provision or control maintained in the past 3 years, between the issuer and: a. company directly or indirectly controlled by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital; b. controlling shareholder of the issuer; c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling or controlled companies of any of these persons.

There is no subordination relationships, rendering of services or control between candidates for managers and subsidiaries, controlling and others.

12.5/8  – Formation and professional experience of the board

Name	Date of Birth	Management body:	Election Date	Term of office
TIN	Occupation	Elective position:	Tenure date	Elected by controlling shareholder?
Independent member? What is the criterion used to determine independence?	Number of consecutive terms:	Other duties and roles performed in the issuer:

If the candidate has held the position of member in the Board of Directors or Fiscal Council, or in the Company's internal committees, indicate the shareholding percentage in the meetings held by the body during the last fiscal year, which occurred after taking office.

MAURÍCIO MUNIZ BARRETTO DE CARVALHO	06/28/1958	Board of Directors	04/30/2015	Until 2016 GSM
042.067.418-75	MANAGER	Effective Member of the Board of Directors	04/30/2015	Yes
No	3	President of the Remuneration and People Management Commitee	President of the Remuneration and People Management Commitee	President of the Remuneration and People Management Commitee

79% of the Board of Directors meetings at the 2014/2015 term. ¹

¹ This percentage takes into account all the meetings at the Director's term of office, which began in 2014 and the current AGM to the 2015 AGM.

100% of the Remuneration Committee meetings and Personnel management at the 2014 exercise.²

² This percentage considers the term of office of the respective member of the Compensation and Personnel Management Committee, referring only to the meetings for which the member found himself able to participate until the date of this proposal.

Professional experience/Statement of possible convictions

Mr. Mauricio Muniz was nominated Secretary of the Growth Acceleration Program, Mauricio Muniz Barretto de Carvalho, appointed to the post in May 2011, a Masters in Public Administration and Urban Planning, at the Fundação Getulio Vargas - FGV; degree in public administration, also by FGV. He was Director at the Escola Nacional de Administração Pública - ENAP in the areas of Administration and Finance and Managers Servers and Development between 1999 and 2002. In 2003, he took the Directorate of Monitoring, Evaluation, Auditing and Training of the Ministry of Education and later the Board of Programsof Educational Inclusion of the same organ. Was Special Advisor to the President of the Republic, from 2003 to 2004, when he became Deputy Sub chief of Coordination and Monitoring of the Civil House of the Presidency, responsible for articulating government action and monitor strategic projects, especially the Growth Acceleration Program - PAC.

Eletrobras is not aware of the participation of Mr. Mauricio Muniz in other open Companies, either in nonprofit organizations.

Eletrobras has no knowledge of the past five (05) years of civil convictions, criminal or administrative carried in those proceedings, even to prevent Mr. Mauricio Muniz to exercise professional or commercial activity.

12.9 – Existence of a marital relationship, marriage or kinship between: a. Directors of the issuer; b. (i) Directors of the issuer and (ii) directors of the issuer’s subsidiaries; c. (i) Directors of the issuer or the issuer’s subsidiaries and (ii) issuer’s controlling shareholders; and d. (i) Directors of the issuer and (ii) directors of the issuer’s controlling companies

There are no marital relationships, marriage or kinship of the candidate to the Company's director, with each other and with the managers or controlling shareholders of subsidiaries or controlling companies, directly or indirectly, of the Company

12.10 – Relationships of subordination, service provision or control maintained in the past 3 years, between the issuer and: a. company directly or indirectly controlled by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital; b. controlling shareholder of the issuer; c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling or controlled companies of any of these persons.

There is no subordination relationships, rendering of services or control between candidates for managers and subsidiaries, controlling and others.

12.5/8  – Formation and professional experience of the board

Name	Date of Birth	Management body:	Election Date	Term of office
TIN	Occupation	Elective position:	Tenure date	Elected by controlling shareholder?
Independent member? What is the criterion used to determine independence?	Number of consecutive terms:	Other duties and roles performed in the issuer:

If the candidate has held the position of member in the Board of Directors or Fiscal Council, or in the Company's internal committees, indicate the shareholding percentage in the meetings held by the body during the last fiscal year, which occurred after taking office.

JOSÉ DA COSTA CARVALHO NETO	02/16/1974	Board of Directors	04/30/2015	Until 2016 GSM
044.602.786-34	ELECTRICAL ENGINEER	Effective Member of the Board of Directors and President Officer	04/30/2015	Yes
No	4	Chief Executive Officer, elected in 26/04/2012 (same date of possession), with 3 year term; and Sustainability Committee member

Attended 96% of the Board of Directors meetings at the 2014/2015 term. ¹

¹ This percentage takes into account all the meetings at the Director's term of office, which began in 2014 and the current AGM to the 2015 AGM.

100% of the Sustainability Committee meetings at the 2014 exercise.²

² This percentage considers the term of office of the respective member of the Sustinability Committee, referring only to the meetings for which the member found himself able to participate until the date of this proposal.

Professional experience/Statement of possible convictions

Mr. José da Costa is Electrical Engineer and Master in Electrical Engineering from the Federal Universidade Federal de Minas Gerais, José da Costa Carvalho Neto was Deputy Secretary of Mines and Energy of the State of Minas Gerais in 1987, and chaired the Companhia Energética de Minas Gerais (Cemig) between July 1998 and January 1999. Also in Cemig, which he joined as a trainee in 1966, he was Director of Distribution, 1991-1997, and exercised Superintendent positions, Department Manager and Division. He was a professor in the chair of Power Plants at the Pontifícia Universidade Católica-MG, from 1970 to 1977. In the private sector, he held the positions of CEO of Arcadis Logos Energia, member of the Board of Directors of Logos Engenharia and Enerconsult and Director of Orteng Equipamentos e Sistemas. Mr. Costa Carvalho was still president of the Board of Directors of Eletrobras Distribuição Acre, Eletrobras Distribuição Alagoas, Eletrobras Distribuição Piauí, Eletrobras Distribuição Rondônia), Eletrobras Distribuição Roraima and Eletrobras Amazonas Energia. Currently holds the position of Chairman of the Board of Directors of Furnas Centrais Elétricas S.A (to serve until the next Annual General Meeting of this company, to be held in 2015).

Eletrobras is not aware of the participation of Mr. José da Costa in other open Companies, either in nonprofit organizations.

Eletrobras is not aware of the existence of final convictions, for the past five years,civil, criminal or administrative in final decision, including, preventing Mr. Costa to exercise professional or commercial activity. As for the CVM administrative proceedings, PAS RJ 2012/3630, Mr. Costa was warned by untimely call and the General Shareholders’ Meeting that was to debate on the assessment of the Financial Statements for the year ended December 31, 2010, taken of management accounts and election of directors and Fiscal Council members. However there pending appeal trial against that warning, presented to the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN).

12.9 – Existence of a marital relationship, marriage or kinship between: a. Directors of the issuer; b. (i) Directors of the issuer and (ii) directors of the issuer’s subsidiaries; c. (i) Directors of the issuer or the issuer’s subsidiaries and (ii) issuer’s controlling shareholders; and d. (i) Directors of the issuer and (ii) directors of the issuer’s controlling companies

There are no marital relationships, marriage or kinship of the candidate to the Company's director, with each other and with the managers or controlling shareholders of subsidiaries or controlling companies, directly or indirectly, of the Company

12.10 – Relationships of subordination, service provision or control maintained in the past 3 years, between the issuer and: a. company directly or indirectly controlled by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital; b. controlling shareholder of the issuer; c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling or controlled companies of any of these persons.

There is no subordination relationships, rendering of services or control between candidates for managers and subsidiaries, controlling and others.

12.5/8  – Formation and professional experience of the Board of Directors

Name	Date of Birth	Management body:	Election Date	Term of office
TIN	Occupation	Elective position:	Tenure date	Elected by controlling shareholder?
Independent member? What is the criterion used to determine independence?	Number of consecutive terms:	Other duties and roles performed in the issuer:

If the candidate has held the position of member in the Board of Directors or Fiscal Council, or in the Company's internal committees, indicate the shareholding percentage in the meetings held by the body during the last fiscal year, which occurred after taking office.

ANTONIO DE PÁDUA FERREIRA PASSOS	01/08/1957	Board of Directors	04/30/2015	Until 2016 GSM
121.595.901-00	CIVIL ENGINEER	Effective Member of the Board of Directors and President Officer	04/30/2015	Yes
No	Not Applicable	Do not hold other positions in Eletrobras.
Not Applicable
Professional experience/Statement of possible convictions

Mr. Antonio de Padua has a degree in Accounting from UDF, Mr. Antonio de Padua Ferreira Passos own training courses in Public Debt Management – EaD by ESAF; Public Sector Economics from George Washington University; and International Finance and Introduction to Derivatives Market IBMEC. He worked as an analyst of Brazil's Central Bank from 1976 to 1988. In the National Treasury, assigned by the Central Bank, he served as Chief Financial Liabilities Division of COREF, Deputy Coordinator of the Coordination of Foreign Affairs (COREX), General Coordinator Coordination Control of Public Debt (CODIV), Representative of the National Treasury in the external debt negotiation team between 1992 and 1994, and in several issues of Brazilian bonds in the international financial market. He also worked as a Tax Advisor in Usiminas in 1991; the FINEP - Studies and Projects in 1992 and 1993; in BNDESPAR in 1993 and 1994; in ELETROBRAS between 1999 and 2004; Carrier in Brazil-Bolivia pipeline S / A - TBG between 2004 and 2008; and Furnas S / A from 2008 to 2012. He is currently Control Coordinator-General of the Public Debt of the National Treasury Secretariat in the Ministry of Finance and Effective Tax Advisor Chesf since 2012.

Eletrobras is not aware of the participation of Mr. Antonio de Padua in other open Companies, either in nonprofit organizations.

Eletrobras has no knowledge of the past five (05) years of civil convictions, criminal or administrative carried in those proceedings, even to prevent Mr. Antonio de Padua to exercise professional or commercial activity.

12.9 – Existence of a marital relationship, marriage or kinship between: a. Directors of the issuer; b. (i) Directors of the issuer and (ii) directors of the issuer’s subsidiaries; c. (i) Directors of the issuer or the issuer’s subsidiaries and (ii) issuer’s controlling shareholders; and d. (i) Directors of the issuer and (ii) directors of the issuer’s controlling companies

There are no marital relationships, marriage or kinship of the candidate to the Company's director, with each other and with the managers or controlling shareholders of subsidiaries or controlling companies, directly or indirectly, of the Company

12.10 – Relationships of subordination, service provision or control maintained in the past 3 years, between the issuer and: a. company directly or indirectly controlled by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital; b. controlling shareholder of the issuer; c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling or controlled companies of any of these persons.

There is no subordination relationships, rendering of services or control between candidates for managers and subsidiaries, controlling and others.

Annex 03

Information Related to candidates for the Fiscal Council appointed by the controlling shareholders

The election of members to the Fiscal Council of Eletrobras, whose term of office will end on the date of the annual general meeting to be held in 2016, re-election being allowed, will be held at the Annual General Meeting taking place on April 30th, 2015.

The rules for the election of supervisory directors by minority shareholders are in Annex 06.

Information regarding the candidates for the Fiscal Council

In compliance with Article 10 of CVM Ruling 481, information indicated in subsections 12.5 to 12.10 of the Reference Form, as shown in Annex "A" of CVM Ruling No. 552, of October 9th, 2014, is presented below.

12.5/8  – Formation and professional experience of the Fiscal Council

Name	Date of Birth	Management body:	Election Date	Term of office
TIN	Occupation	Elective position:	Tenure date	Elected by controlling shareholder?
Independent member? What is the criterion used to determine independence?	Number of consecutive terms:	Other duties and roles performed in the issuer:

If the candidate has held the position of member in the Board of Directors or Fiscal Council, or in the Company's internal committees, indicate the shareholding percentage in the meetings held by the body during the last fiscal year, which occurred after taking office.

RICARDO DE PAULA MONTEIRO	03/03/1945	Fiscal Council	04/30/2015	Until the 2016 GSM
117.579.576-34	Economist	Effective Member of the Fiscal Council	04/30/2015	Yes
No	01	Not Applicable.	Not Applicable.	Not Applicable.

92 % of the Fiscal Council Meetings at the 2014/2015 term. ¹

¹ This percentage takes into account all the meetings at the member’s term of office, which began in 2014 and the current AGM to the 2015 AGM.

Eletrobras also states that Mr. Ricardo de Paula Monteiro took the Fiscal Council office in May 2014, he was previously an alternate member of Mr. Danilo Furtado.

Professional experience/Statement of possible convictions

Mr. Ricardo de Paula Monteiro is an Economist, with a Masters in Systems Analysis and Applications and post-graduate (Master) by Instituto de Pesquisas Espaciais – INPE acts as Special Advisor to the State Minister of Mines and Energy since 2005. He worked for 20 years as an economist at Centrais Elétricas do Norte do Brasil - Eletronorte, where he held several positions such as Head of the Department of Organization and Methods, Department Manager, Business Planning, Head of the Presidency Communication Department. He is currently Special Advisor to the Minister of Mines and Energy.

Eletrobras is not aware of the participation of Mr. Ricardo Monteiro in other open Companies, either in nonprofit organizations.

Eletrobras has no knowledge of the past five (05) years of civil convictions, criminal or administrative carried in those proceedings, including, preventing Mr. Ricardo Monteiro to exercise professional or commercial activity.

12.9 – Existence of a marital relationship, marriage or kinship between: a. Directors of the issuer; b. (i) Directors of the issuer and (ii) directors of the issuer’s subsidiaries; c. (i) Directors of the issuer or the issuer’s subsidiaries and (ii) issuer’s controlling shareholders; and d. (i) Directors of the issuer and (ii) directors of the issuer’s controlling companies

There are no marital relationships, marriage or kinship of the candidate to the Company's director, with each other and with the managers or controlling shareholders of subsidiaries or controlling companies, directly or indirectly, of the Company

12.10 – Relationships of subordination, service provision or control maintained in the past 3 years, between the issuer and: a. company directly or indirectly controlled by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital; b. controlling shareholder of the issuer; c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling or controlled companies of any of these persons.

There are no subordination, service or control relationships between the candidates to managers and subsidiaries, controlling companies and others.

12.5/8  – Formation and professional experience of the Fiscal Council

Name	Date of Birth	Management body:	Election Date	Term of office
TIN	Occupation	Elective position:	Tenure date	Elected by controlling shareholder?
Independent member? What is the criterion used to determine independence?	Number of consecutive terms:	Other duties and roles performed in the issuer:

If the candidate has held the position of member in the Board of Directors or Fiscal Council, or in the Company's internal committees, indicate the shareholding percentage in the meetings held by the body during the last fiscal year, which occurred after taking office.

JARBAS RAIMUNDO ALDANO DE MATOS	02/18/1948	Fiscal Council	04/30/2015	Until the 2016 GSM
101.519.746-91	Electrical Engineer	Effective Member of the Fiscal Council	04/30/2015	Yes
No	04 term	Do not hold other positions/functions in Eletrobras

Attended 100% of the Fiscal Council Meetings at the 2014/2015 term. ¹

¹ This percentage takes into account all the meetings at the member's term of office, which began in 2014 and the current AGM to the 2015 AGM.

Professional experience/Statement of possible convictions

Mr. Matos Jarbas is an electrical engineer graduated in 1972 from the Escola Federal de Engenharia de Itajubá, currently UNIFEI, and in 1978 participated in the Course of Electronic System Engineering - EESC/Eletrobras at Masters level. Retired engineer of Eletrosul Centrais Elétricas S.A. - ELETROSUL, having held along the various technical positions career and assumed managerial function at the level of department. ANEEL Technical 1998 to 2005. In 2005 he joined the Ministry of Mines and Energy where he served as Advisor to the Secretary of Energy Planning and Development, Assistant to the Executive Secretary, Adviser to the Minister and is currently Chief Secretary's Office executive. In 2008 became the Company's Fiscal Council and a member of the Board of Directors of CPRM - Serviços Geológicos do Brasil.

Eletrobras is not aware of the participation of Mr. Jarbas de Matos in other open Companies, either in nonprofit organizations.

Eletrobras has no knowledge of the past five (05) years of civil convictions, criminal or administrative carried in those proceedings, even to prevent Mr. . Jarbas de Matos to exercise professional or commercial activity.

12.9 – Existence of a marital relationship, marriage or kinship between: a. Directors of the issuer; b. (i) Directors of the issuer and (ii) directors of the issuer’s subsidiaries; c. (i) Directors of the issuer or the issuer’s subsidiaries and (ii) issuer’s controlling shareholders; and d. (i) Directors of the issuer and (ii) directors of the issuer’s controlling companies

There are no marital relationships, marriage or kinship of the candidate to the Company's director, with each other and with the managers or controlling shareholders of subsidiaries or controlling companies, directly or indirectly, of the Company

12.10 – Relationships of subordination, service provision or control maintained in the past 3 years, between the issuer and: a. company directly or indirectly controlled by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital; b. controlling shareholder of the issuer; c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling or controlled companies of any of these persons.

Mr. Jarbas is a member of the Board Directors of the Companhia de Pesquisa de Recursos Minerais since 2008, which is also controlled by the Federal Government, controller of Eletrobras.

12.5/8  – Formation and professional experience of the Fiscal Council

Name	Date of Birth	Management body:	Election Date	Term of office
TIN	Occupation	Elective position:	Tenure date	Elected by controlling shareholder?
Independent member? What is the criterion used to determine independence?	Number of consecutive terms:	Other duties and roles performed in the issuer:

If the candidate has held the position of member in the Board of Directors or Fiscal Council, or in the Company's internal committees, indicate the shareholding percentage in the meetings held by the body during the last fiscal year, which occurred after taking office.

BRUNO NUNES SAD	06/03/1979	Fiscal Council	04/30/2015	Until the 2016 GSM
859.600.711-34	ENGENHEIRO CIVIL	Effective Member of the Fiscal Council	04/30/2015	Yes
No	01	Do not hold other positions in Eletrobras	Do not hold other positions in Eletrobras.	Do not hold other positions in Eletrobras

92% of the Fiscal Council Meetings at the 2014/2015 term. ¹

¹ This percentage takes into account all the meetings at the Director's term of office, which began in 2014 and the current AGM to the 2015 AGM.

Professional experience/Statement of possible convictions

Bruno Nunes Sad holds a degree in Civil Engineering from the Universidade de Brasília (UNB). Today, he is the Academic Master in Business Economics from the Universidade Católica de Brasília. Mr. Sad has significant operations in the economic and financial area, and was approved in 2002 in the Competition for Economic and Financial Analyst of the Secretaria do Tesouro Nacional (STN). Since 2003, he held several positions in the STN, especially in the management GEEST between 2006 and 2008, the Partnership Public-Private management between 2010 and 2013 and the General Coordination of Economic and Fiscal Analysis of Public Investment Projects since April 2013.

Mr. Sad does not occupy management positions in other listed companies than Eletrobras and also not been subject, in the last five years, the criminal conviction, the conviction in CVM administrative proceedings and final conviction, in court or administrative, which has suspended or disqualified to practice professional or commercial activity.

12.9 – Existence of a marital relationship, marriage or kinship between: a. Directors of the issuer; b. (i) Directors of the issuer and (ii) directors of the issuer’s subsidiaries; c. (i) Directors of the issuer or the issuer’s subsidiaries and (ii) issuer’s controlling shareholders; and d. (i) Directors of the issuer and (ii) directors of the issuer’s controlling companies

There are no marital relationships, marriage or kinship of the candidate to the Company's director, with each other and with the managers or controlling shareholders of subsidiaries or controlling companies, directly or indirectly, of the Company

12.10 – Relationships of subordination, service provision or control maintained in the past 3 years, between the issuer and: a. company directly or indirectly controlled by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital; b. controlling shareholder of the issuer; c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling or controlled companies of any of these persons.

There are no subordination, service or control relationships between the candidates to managers and subsidiaries, controlling companies and others.

12.5/8  – Formation and professional experience of the Fiscal Council

Name	Date of Birth	Management body:	Election Date	Term of office
TIN	Occupation	Elective position:	Tenure date	Elected by controlling shareholder?
Independent member? What is the criterion used to determine independence?	Number of consecutive terms:	Other duties and roles performed in the issuer:

If the candidate has held the position of member in the Board of Directors or Fiscal Council, or in the Company's internal committees, indicate the shareholding percentage in the meetings held by the body during the last fiscal year, which occurred after taking office.

JAIREZ ELOI DE SOUZA	04/16/1954	Fiscal Council	04/30/2015	Until the 2016 GSM
059.622.001-44	Manager	Alternate Member of the Fiscal Council	04/30/2015	Yes
No	11	Does not hold other positions in Eletrobras.
Not Applicable
Professional experience/Statement of possible convictions

Mr. Jairez has a Bachelor's degree in Management, Master of Public and Business Administration by FGV. It has superior experience and 20 years in the staff of the Ministry of Mines and Energy, where he held several positions among others, coordination and supervision of the General Administration area, the overall coordination of the Human Resources, Ombudsman General activities in coordination forwarding and call external and internal demands, the exercise of the office of Ombudsman General and top advice to Ministers of State. Author of several articles and book co-authored Server Rights Guide (A to Z Guidelines).

Mr. Jairez not held management positions in other listed companies than Eletrobras and has not been subject, in the last five years, the criminal conviction, the conviction in CVM administrative proceedings and final conviction, in court or administrative, which has suspended or disqualified to practice professional or commercial activity.

12.9 – Existence of a marital relationship, marriage or kinship between: a. Directors of the issuer; b. (i) Directors of the issuer and (ii) directors of the issuer’s subsidiaries; c. (i) Directors of the issuer or the issuer’s subsidiaries and (ii) issuer’s controlling shareholders; and d. (i) Directors of the issuer and (ii) directors of the issuer’s controlling companies

There are no marital relationships, marriage or kinship of the candidate to the Company's director, with each other and with the managers or controlling shareholders of subsidiaries or controlling companies, directly or indirectly, of the Company

12.10 – Relationships of subordination, service provision or control maintained in the past 3 years, between the issuer and: a. company directly or indirectly controlled by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital; b. controlling shareholder of the issuer; c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling or controlled companies of any of these persons.

There are no subordination, service or control relationships between the candidates to managers and subsidiaries, controlling companies and others.

12.5/8  – Formation and professional experience of the Fiscal Council

Name	Date of Birth	Management body:	Election Date	Term of office
TIN	Occupation	Elective position:	Tenure date	Elected by controlling shareholder?
Independent member? What is the criterion used to determine independence?	Number of consecutive terms:	Other duties and roles performed in the issuer:

If the candidate has held the position of member in the Board of Directors or Fiscal Council, or in the Company's internal committees, indicate the shareholding percentage in the meetings held by the body during the last fiscal year, which occurred after taking office.

FABIANA MAGALHÃES ALMEIDA RODOPOULOS	04/05/1976	Fiscal Council	04/30/2015	Until the 2016 GSM
634.867.841-53	Economist	Alternate Member of the Fiscal Council	04/30/2015	Yes
Not Applicable	Not Applicable	Does not hold other positions in Eletrobras.
Not Applicable
Professional experience/Statement of possible convictions

Mrs. Fabiana Magalhães Almeida Rodopoulos has a degree in Economics from the Universidade de Brasília - UNB in 1998 with a Masters in Economics from UNB in 2001. Has served recently as Finance and Control Analyst at Tesouro Nacional and for the past five years is General Coordinator of Economic and Fiscal Studies at Tesouro Nacional. Currently belongs also to the Fiscal Council of Eletrobras Furnas.

Eletrobras is not aware that Mrs. Fabiana Rodopoulos has held management positions in other listed companies or nonprofit entities, and that has been subject over the past five years, the criminal conviction, the conviction in CVM administrative proceedings and conviction in judged in judicial or administrative, that has suspended or disqualified to practice professional or commercial activity.

12.9 – Existence of a marital relationship, marriage or kinship between: a. Directors of the issuer; b. (i) Directors of the issuer and (ii) directors of the issuer’s subsidiaries; c. (i) Directors of the issuer or the issuer’s subsidiaries and (ii) issuer’s controlling shareholders; and d. (i) Directors of the issuer and (ii) directors of the issuer’s controlling companies

There are no marital relationships, marriage or kinship of the candidate to the Company's director, with each other and with the managers or controlling shareholders of subsidiaries or controlling companies, directly or indirectly, of the Company

12.10 – Relationships of subordination, service provision or control maintained in the past 3 years, between the issuer and: a. company directly or indirectly controlled by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital; b. controlling shareholder of the issuer; c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling or controlled companies of any of these persons.

There are no subordination, service or control relationships between the candidates to managers and subsidiaries, controlling companies and others.

12.5/8  – Formation and professional experience of the Fiscal Council

Name	Date of Birth	Management body:	Election Date	Term of office
TIN	Occupation	Elective position:	Tenure date	Elected by controlling shareholder?
Independent member? What is the criterion used to determine independence?	Number of consecutive terms:	Other duties and roles performed in the issuer:

If the candidate has held the position of member in the Board of Directors or Fiscal Council, or in the Company's internal committees, indicate the shareholding percentage in the meetings held by the body during the last fiscal year, which occurred after taking office.

HUGO LEONARDO GOSMANN	02/22/1977	Fiscal Council	04/30/2015	Until the 2016 GSM
915.034.269-04	ENGINEER	Alternate Member of the Fiscal Council	04/30/2015	Yes
Not Applicable	Not Applicable	Does not hold other positions in Eletrobras.
Not Applicable
Professional experience/Statement of possible convictions

Degree in Control Engineering and Industrial Automation at the Universidade Federal de Santa Catarina (UFSC), with a Masters in Electrical Engineering from the Universidade de Brasilia (UNB), Mr. Gosmann is also Specialist in Public Policy and Governmental Management (EPPGG) by Escola Nacional de Administração Pública (ENAP) and Specialist in International Relations from the Universidade de Brasilia (UNB). Early in his career was a professor in the areas of Electrical Engineering and Computer Engineering. Entered the Federal Public Service in 2006 as a Specialist in Public Policy and Governmental Management (EPPGG) and since then is exercise in the Ministry of Mines and Energy (MME). From 2007 to 2012, was General Coordinator Gas Market Natural Oil Secretariat, Natural Gas and Renewable Fuels. Since then is Program Director of Economic Advisers. He works on issues related to economic regulation of the energy sector (oil, natural gas and electricity) and also the mining sector.

Eletrobras not aware that Mr. Hugo Gosmann has held management positions in other listed companies or third sector entities and that has been subject over the past five (5) years, the criminal conviction, the conviction in process CVM administrative and unappealable conviction at judicial or administrative level, which has suspended or disqualified to practice professional or commercial activity.

12.9 – Existence of a marital relationship, marriage or kinship between: a. Directors of the issuer; b. (i) Directors of the issuer and (ii) directors of the issuer’s subsidiaries; c. (i) Directors of the issuer or the issuer’s subsidiaries and (ii) issuer’s controlling shareholders; and d. (i) Directors of the issuer and (ii) directors of the issuer’s controlling companies

There are no marital relationships, marriage or kinship of the candidate to the Company's director, with each other and with the managers or controlling shareholders of subsidiaries or controlling companies, directly or indirectly, of the Company

12.10 – Relationships of subordination, service provision or control maintained in the past 3 years, between the issuer and: a. company directly or indirectly controlled by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital; b. controlling shareholder of the issuer; c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling or controlled companies of any of these persons.

There are no subordination, service or control relationships between the candidates to managers and subsidiaries, controlling companies and others.

Annex 04

Setting the Compensation for Directors and Members of the Fiscal Council

In compliance with article 12, I, of CVM Ruling 481, the proposed compensation for the directors and members of the Fiscal Council for the period from April 2015 to March 2016 is presented below:

Proposal of Compensation for Directors in 2015:

•         Global Value for Directors (Directors and Members of the Board of Directors): R$ 10,163,381.94 (ten million, one hundred sixty-three thousand, three hundred and eighty-one reais and ninety-four centavos).

•         Global Value for the members of the Fiscal Council: R$ 456,990.46 (four hundred and fifty-six thousand, nine hundred and ninety reais and fourty-six centavos.

The setting of the compensation for Directors and members of the Fiscal Council for the period from April 2015 to March 2016 will be considered and approved at the Annual General Meeting to be held on April 30th, 2015.

Additionally, for a better understanding by the shareholders of the proposed compensation for the Company's directors for the term that will end at the Annual General Meeting to be held in 2016, and in line with the guidelines of the Circular CVM/SEP/No. 02/2015, the Company lists the following additional information related to the compensation proposal.

(a)   Period this compensation proposal refers to:

The compensation proposal for the directors hereby presented for consideration to the shareholders refers to the term of office, which will end at the next Annual General Meeting in 2016.

(b)   Amounts approved in the previous proposal and the actual amounts:

Although it was proposed by the Company’s Management Board according to the Management’s Proposal to the Annual General Meeting held on April 30th, 2014, the total amount of R$ 8,058,433.97 (eight million, fifty-eight thousand four hundred and thirty-three reais and ninety seven cents) as the directors' global compensation; at the Annual General Meeting held on 04/30/2014 the overall compensation for the Company's directors for the period between April 2014 and March 2015, totaling R$ R$ 7,424,904.48 (seven million, four hundred twenty-four thousand, nine hundred and four dollars and forty-eight cents) was approved. However, for the period between April 2014 and March 2015, was effectively acknowledged the value of R$ 6,930,596.09 (six million, nine hundred and thirty thousand five hundred ninety-six reais and five centavos) as the compensation for the members of the Company’s Board of Directors.

So there was a R$ 494,308.43 (four hundred and ninety-four thousand, three hundred and eight reais and forty-three cents) difference between the approved amounts and the ones effectively acknowledged for the 2014/2015 term, a difference which was primarily due to the fact that at the time of payment of the proposed formulation of the Company's board members is adopted as a precaution, the most conservative assumption that all members of the Board, the Board of Directors and the Fiscal Council shall exercise / shall enjoy all fully the benefits offered to them. However, usually, this fact did not materialize as expected, especially considering that there was a change in the number of Directors over the 2014 financial year and that some officers did not enjoy benefits such as holiday and housing allowances or travel allowances, for reasons beyond the control of the Company.

(c)   Differences between the current proposal and the previous proposal amounts and the ones in Section 13 of the Company's Reference Form::

Regarding the differences noted between the proposed amount for the directors' compensation for the period between April 2014 and March 2015 and the amount proposed for the period from April 2015 to March 2016 show a difference due to the increase in the number of directors Eletrobras, considering that as of July 2014 was created Directorate of Regulatory Affairs as well as the natural adjustment of the amounts paid to the Company's management, calculated based on the accumulated variation of the IPCA.

Note that the Reference Form of the information refer to the Company's fiscal year ended on December 31 of each year, while the proposed remuneration refer to the mandate of directors has duration corresponding to the interval between two (02) subsequent General Shareholders’ Meetings.

The following Annex 05 presents information concerning the compensation of directors and supervisory members in accordance with section 13 of the Reference Form.

Annex 05

Information regarding the compensation of directors in accordance with section 13 of the Reference Form, as shown in Annex "A" of the CVM Ruling No. 552, of October 9th, 2014

In compliance with article 12, II, of the CVM Ruling 481, the information indicated in section 13 of the Reference Form is presented below.

13.1 - Description of the compensation policy or practice, including the non-Executive Board

(a) Goals of the compensation policy or practice:

The compensation practice adopted by Eletrobras has the main goal of aligning the interests of the directors with the interests of the shareholders. To this end, the compensation of Eletrobras directors is set using the following factors as parameters: (a) responsibility, time devoted to the role, competence and professional reputation of the directors, and (b) compensation practices applied by the market to companies similar to Eletrobras.

The members of the Management Board and the Fiscal Council are not entitled to (i) direct and indirect benefits, except for funeral insurance and, if chosen, life insurance (whose costs are shared by Eletrobras and the member), and (ii) compensation for being part of committees.

The members of the Eletrobras Management Board’s advisory committees, all non-executive, do not receive compensation as a result of their involvement in such committees.

(b) compensation structure, indicating:

(i)           description and goals of the compensation elements;

Executive Board

Fixed Annual Remuneration.

The members of the Board of Eletrobras are entitled to a fixed monthly compensation corresponding to the fees attributed to the exercise of the role and the following benefits: vacation bonus, complementary private pension, transfer allowance, group life insurance, funeral insurance, medical expenses, meal allowances, housing allowance and special allowance.

The special allowance refers to the Christmas bonus paid to all the members of the Executive Board. The entire Eletrobras Executive Board is Statutory.

This compensation is designed to compensate each Statutory Director for his/her services within the scope of responsibility assigned to his/her role.

The members of the Executive Board are not entitled to compensation for the involvement in committees.

Variable Compensation

The members of the Executive Board are entitled to an annual variable compensation (AVC), upon the fulfillment of certain goals set by the Department of Coordination and Control of State-Owned Companies (DEST) of the Ministry of Planning, Budge and Management, in order to acknowledge the involvement of the Director in the performance of the Company. These directors are not entitled to bonuses, compensation for participation in meetings and committees.

Post-Employment Benefits

The members of the Executive Board are entitled to post-employment benefits in the form of pension contributions.

Benefits Due to Term of Office

The members of the Executive Board are not entitled to benefits due to term of office.

Stock-based compensation

The members of the Executive Board are not entitled to stock-based compensation.

Board of Directors

Fixed Annual Remuneration

The compensation of the members of the Board of Directors shall be one-tenth of the average monthly compensation of the members of the Executive Board (CEO and Directors), excluding the amounts related to direct and indirect benefits of those directors and including amounts allocated to the directors’ travel and lodging fund for the performance of their role.

This compensation is designed to compensate each director for the services provided within the scope of responsibility assigned to the Company’s Board of Directors.

The members of the Board of Directors are not entitled to (i) direct and indirect benefits, except for funeral insurance and, if chosen, life insurance (whose costs are shared by Eletrobras and the member), and (ii) compensation for being part of committees.

Variable Compensation

The members of the Board of Directors are not entitled to a variable compensation, including, but not limited to, bonuses, profit sharing, compensation for participating in meetings and committees.

Post-Employment Benefits

The members of the Board of Directors are not entitled to post-employment benefits.

Benefits Due to Term of Office

The members of the Board of Directors are not entitled to benefits due to term of office.

Stock-based compensation

The members of the Board of Directors are not entitled to stock-based compensation.

Fiscal Council

Fixed Annual Compensation

The compensation of the members of the Fiscal Council shall be one-tenth of the average monthly compensation of the members of the Executive Board (CEO and Directors), excluding amounts related to direct and indirect benefits to those directors and including amounts allocated to the directors’ travel and lodging fund for the performance of their role.

This compensation is designed to compensate each director for the services provided within the scope of responsibility assigned to the Company’s Fiscal Council.

The members of the Fiscal Council are not entitled to (i) direct and indirect benefits, except for funeral insurance and, if chosen, life insurance (whose costs are shared by Eletrobras and the member), and (ii) compensation for being part of committees.

Variable Compensation

The members of the Fiscal Council are not entitled to a variable compensation, including, but not limited to, bonuses, profit sharing, compensation for participating in meetings and committees.

Post-Employment Benefits

The members of the Fiscal Council are not entitled to post-employment benefits.

Benefits Due to Term of Office

The members of the Fiscal Council are not entitled to benefits due to term of office.

Stock-based compensation

The members of the Fiscal Council are not entitled to stock-based compensation.

Non-Statutory Executive Board:

Not applicable, since Eletrobras does not have non-statutory executive boards.

Committees:

Eletrobras has the following advisory committees to bodies of the Board of the Directors, all non-statutory: (i) Audit and Risk Committee, (ii) Sustainability Committee, and (iii) Human Resources Committee. There is no compensation for taking part in Eletrobras committees. For more information on these committees, see section 12.1 of Eletrobras's Reference Form.

i.          the proportion of each element in the total compensation, concerning the 3 (three) previous fiscal years;

According to the table below, the proportions of each element in the total compensation for fiscal year 2014 were approximately:

Compensation Structure	Board of Directors	Fiscal Council	Executive Board	Non-Statutory Executive Board	Committees
Monthly Fixed Compensation
Salary or management fees	85.3%	82.3%	57.2%	N/A	N/A
Direct or Indirect Benefits	0%	1.3%	17.8%	N/A	N/A
Participation in Committees	0%	0%	0%	N/A	N/A
Other	14.7%	16.5%	18.6	N/A	N/A
Variable Compensation
Bonus	0%	0%	0%	N/A	N/A
Profit Sharing	0%	0%	0%	N/A	N/A
Participation in Meetings	0%	0%	0%	N/A	N/A
Fees	0%	0%	0%	N/A	N/A
Other	0%	0%	0%	N/A	N/A
Post-Employment Benefits	0%	0%	6.3%	N/A	N/A
Term of Office	0%	0%	0%	N/A	N/A
Total	100%	100%	100%	N/A	N/A

According to the table below, the proportions of each element in the total compensation for the 2013 fiscal year were approximately:

Compensation Structure	Board of Directors	Fiscal Council	Executive Board	Non-Statutory Executive Board	Committees
Monthly Fixed Compensation
Salary or management fees	100.0%	100.0%	64%	N/A	N/A
Direct or Indirect Benefits	-	-	9%	N/A	N/A
Participation in Committees	-	-	-	N/A	N/A
Other	-	-	19%	N/A	N/A
Variable Compensation
Bonus	-	-	-	N/A	N/A
Profit Sharing	-	-	8%	N/A	N/A
Participation in Meetings	-	-	-	N/A	N/A
Fees	-	-	-	N/A	N/A
Other	-	-	-	N/A	N/A
Post-Employment Benefits	-	-	-	N/A	N/A
Term of Office	-	-	-	N/A	N/A
Stock-Based Compensation	-	-	-	N/A	N/A
TOTAL	100.0%	100.0%	100.0%	N/A	N/A

According to the table below, the proportions of each element in the total compensation for the 2012 fiscal year were approximately:

Compensation Structure	Board of Directors	Fiscal Council	Executive Board	Non-Statutory Executive Board	Committees
Monthly Fixed Compensation
Salary or management fees	100.0%	100.0%	65.0%	n/a	n/a
Direct or Indirect Benefits	-	-	11.0%	n/a	n/a
Participation in Committees	-	-	-	n/a	n/a
Other	-	-	15.0%	n/a	n/a
Variable Compensation
Bonus	-	-	-	n/a	n/a
Profit Sharing	-	-	9.0%	n/a	n/a
Participation in Meetings	-	-	-	n/a	n/a
Fees	-	-	-	n/a	n/a
Other	-	-	-	n/a	n/a
Post-Employment Benefits	-	-	-	n/a	n/a
Term of Office	-	-	-	n/a	n/a
Stock-Based Compensation	-	-	-	n/a	n/a
TOTAL	100.0%	100.0%	100.0%	n/a	n/a

ii.       calculation and adjustment methodology for each compensation element;

The establishment of the overall compensation of Eletrobras directors, members of the Board of Directors and members of the Fiscal Council follows a process already established whereby:

(i)     The amount of the directors' compensation is pre-set by the Department of Coordination and Control of State-Owned Companies (DEST) of the Ministry

of Planning, Budge and Management, that sets the individual values of compensation for each management body of Eletrobras;

(ii)    The Department of Coordination and Control of State-Owned Companies (DEST) forwards the proposed amount for the directors’ compensation for approval of the National Treasury;

(iii)   The National Treasury, after approving the proposed amount, forwards it in the form of suggestion, for approval at the Annual General Meeting of Shareholders of Eletrobras.

The directors’ compensation adjustment is limited to the IPCA from April of the previous year to March of the present year.

iii.      reasons that justify the compensation structure;

The Eletrobras directors’ compensation structure is aligned with the compensation practices applied by the market to companies similar to Eletrobras.

The structure is set by the controlling shareholders with the participation of the governing body (MPGO/DEST) taking into account the inflation index, as well as the accountability of the position assigned to them.

iv.      the existence of members not paid by the issuer and its rationale

All members of the Eletrobras Executive Board, Board of Directors and Fiscal Council are paid, and there is no compensation for the members of committees. Nevertheless, Decree No. 1957/1996 prohibits the direct or indirect participation of paid federal public administration providers in more than two boards of directors or Fiscal Councils of public companies and federal joint stock companies, as well as other entities directly or indirectly controlled by the Federal Government. As a result, a member of the Eletrobras board of directors waived compensation for the years 2012, 2013 and 2014.

(c) key performance indicators are taken into account in determining each element of compensation;

Performance is not bound to the directors’ fixed compensation, as the values are set by the Department of Coordination and Control of State-Owned Companies (DEST) of the Ministry of Planning, Budget and Management, and distributed by the Eletrobras Board of Directors to other administrative bodies of the Company. The total amount of compensation is approved at the Annual General Meeting, taking into account the period from April of the present year to March of the following year.

Regarding the variable compensation of directors, the members of the Executive Board are entitled to an annual variable compensation depending on the fulfillment of goals determined annually by the Department of Coordination and Control of State-Owned Companies (DEST) of the Ministry of Planning, Budget and Management, among which: (i) service quality indicators in generation, transmission and distribution activities, (ii) financial results; (iii) assessment of the Executive Board performance by the Board of Directors, and (iv) organizational environment (assessment of the working environment by the employees).

(d) how the compensation is structured to reflect the evolution of performance indicators;

▪  Salary or management fees: fixed compensation without bound indicators.

▪  Direct and indirect benefits: without bound indicators.

▪  Bonus: Eletrobras does not provide such compensation.

▪  Annual Variable Compensation (AVC): The members of the Eletrobras Executive Board are entitled to an annual variable compensation depending on the fulfillment of goals determined annually by the Department of Coordination and Control of State-Owned Companies (DEST) of the Ministry of Planning, Budget and Management.

▪  Participation in meetings: Eletrobras does not provide such compensation.

▪  Committees: Eletrobras does not provide such compensation.

▪  Post-employment benefits: without bound indicators.

▪  Term of office: Eletrobras does not provide such compensation.

▪  Stock-based compensation: Eletrobras does not provide such compensation.

(e) how the compensation policy or practice is aligned with the issuer's short, medium and long term interests

The Eletrobras directors’ fixed compensation is determined by the governing body of the Ministry of Planning, Budget and Management (MOP/DEST) with an annual adjustment according to the inflation index for the period.

The Eletrobras directors’ variable compensation, substantiated in the Executive Board’s Profits and Results (PLR), is based on the Company’s performance and growth, in accordance with its strategic plan, in the short, medium and long term and aligned with shareholder returns.

(f) existence of compensation supported by subsidiaries, directly or indirectly controlled or controlling companies

There is no compensation or benefit for members of the Board of Directors, Fiscal Council, Executive Board and members of the Advisory Committees supported by subsidiaries, directly or indirectly controlled or controlling companies.

(g) existence of any compensation or benefit linked to the occurrence of certain corporate events, such as the sale of the Company's corporate control

There is no compensation or benefit for members of the Board of Directors, Fiscal Council, Executive Board and members of the Advisory Committees linked to the occurrence of certain corporate events.

13.2 – Total compensation of the board of directors, executive board and Fiscal Council

Total compensation expected for the current fiscal year ending on 12/31/2015 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Council	Total
Number of members	10	7	5	22
Number of paid members	10	7	5	22
Fixed annual compensation
Salary or management fees	748,070.11	4,282,915.76	374,035.06	5,405,020.93
Direct and indirect benefits	0.00	1,971,032.45	0.00	1,971,032.45
Participation in committees	0.00	0.00	0.00	0.00
Other	149,614.02	1,404,793.09	74,807.01	1,629,214.13
Description of other fixed compensations	Amounts paid for charges - INSS	Amounts paid for charges - INSS/FGTS	Amounts paid for charges - INSS	-
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	616,322.48	0.00	616,322.48
Participation in meetings	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00
Other	0.00	172,570.29	0.00	172,570.29
Description of other variable compensations	Not applicable	Not applicable	Not applicable	-
Post-employment	0.00	689,201.66	0.00	689,201.66
Term of office	0.00	0.00	0.00	0.00
Stock-based	0.00	0.00	0.00	0.00

Note	The number of members is the annual average number of members of the management body calculated monthly, pursuant to CVM/SEP/No.02/2015.	The number of members is the annual average number of members of the management body calculated monthly, pursuant to CVM/SEP/No.02/2015.	The number of members is the annual average number of members of the management body calculated monthly, pursuant to CVM/SEP/No.02/2015.	-
Total compensation	897,684.13	9,136,835.75	448,842.07	10,483,361.95

Total compensation for the Fiscal Year ended on 12/31/2014 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Council	Total
Number of members	8.33	6.7	5.08	20.16
Number of paid members	7.33	6.75	5.08	19.16
Fixed annual compensation
Salary or management fees	438,515.27	3,705,692.36	301,408.46	4,445,616.09
Direct and indirect benefits	0.00	1,154,210.06	4,624.04	1,158,834.10
Participation in committees	0.00	0.00	0.00	0.00
Other	75,725.85	1,208,029.98	60,281.62	1,344,037.45

Description of other fixed compensations	Amounts paid for charges - INSS	Amounts paid for charges - INSS/FGTS	Amounts paid for charges - INSS
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in meetings	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensations	Not applicable	Not applicable	Not applicable	-
Post-employment	0.00	410,899.91	0.00	410,899.91
Term of office	0.00	0.00	0.00	0.00
Stock-based	0.00	0.00	0.00	0.00
Note	The number of members is the annual average number of members of the management body calculated monthly, pursuant to CVM/SEP/No.02/2015.	The number of members is the annual average number of members of the management body calculated monthly, pursuant to CVM/SEP/No.02/2015.	The number of members is the annual average number of members of the management body calculated monthly, pursuant to CVM/SEP/No.02/2015.	-
Total compensation	514,241.12	6,478,832.31	366,314.12	7,359,387.55

Total compensation for the fiscal year ended on 12/31/2013 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Council	Total
Number of members	9	6	5	20
Number of paid members	8	6	5	19
Fixed annual compensation
Salary or management fees	435,168.47	3,268,394.59	278,769.20	3,982,332.26
Direct and indirect benefits	0.00	390,689.15	0.00	390,689.15
Participation in committees	0.00	0.00	0.00	0.00
Other	84,799.91	1,790,349.66	60,221.68	1,935,371.25
Description of other fixed compensations	Includes amounts paid for charges (R$ 84,799.91) - INSS and FGTS - employer.	Includes amounts paid as special allowance (R$ 297,072.36), vacation (R$ 278,772.70), housing allowance (R$ 77,700.00) and charges (R$ 1,136,804.60) - INSS and FGTS - employer.	Includes amounts paid for charges (R$ 60,221.68) - INSS and FGTS - employer.	-
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	451,157.50	0.00	451,157.5
Participation in meetings	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensations	Not applicable	Not applicable	Not applicable	0
Post-employment	0.00	339,967.75	0.00	339,967.75
Term of office	0.00	0.00	0.00	0.00
Stock-based	0.00	0.00	0.00	0.00
Note	The number of members is the annual average number of members of the management body calculated monthly, pursuant to CVM/SEP/No.02/2015.	The number of members is the annual average number of members of the management body calculated monthly, pursuant to CVM/SEP/No.02/2015.	The number of members is the annual average number of members of the management body calculated monthly, pursuant to CVM/SEP/No.02/2015.	0
Total compensation	519,968.38	6,240,558.65	338,990.88	7,099,517.91

Total compensation for the fiscal year ended on 12/31/2012 - Annual Amounts
	Board of Directors	Executive Board	Fiscal Council	Total
Number of members	9.25	6	4.75	20
Number of paid members	8.25	6	4.75	19
Fixed annual compensation
Salary or management fees	424,322.08	3,037,272.62	245,378.12	3,706,972.82
Direct and indirect benefits	0.00	211,858.62	0.00	211,858.62
Participation in committees	0.00	0.00	0.00	0.00
Other	74,333.79	1,675,073.63	49,075.69	1,798,483.11
Description of other fixed compensations	Description of other fixed compensations Amounts paid for charges - INSS and FGTS - employer.	Includes amounts paid as special allowance (R$ 253,451.83), vacation (R$ 184,528.33), housing allowance (R$ 144,998.82) and charges (R$ 1,092,094.65) - INSS and FGTS - employer.	Amounts paid for charges - INSS and FGTS - employer.	-
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	435,476.69	0.00	435,476.69
Participation in meetings	0.00	0.00	0.00	0.00
Fees	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensations	Not applicable	Not applicable	Not applicable	0.00
Post-employment	0.00	297,889.31	0.00	297,889.31
Term of office	0.00	0.00	0.00	0.00
Stock-based	0.00	0.00	0.00	0.00
Note	The number of members is the annual average number of members of the management body calculated monthly, pursuant to CVM/SEP/No.02/2015.	The number of members is the annual average number of members of the management body calculated monthly, pursuant to CVM/SEP/No.02/2015.	The number of members is the annual average number of members of the management body calculated monthly, pursuant to CVM/SEP/No.02/2015.	0
Total compensation	498,655.87	5,657,570.87	294,453.81	6,450,680.55

13.3 - Variable compensation of the board of directors, executive board and Fiscal Council

Estimate for the Fiscal Year ending on December 31, 2015
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members (1)	-	7	-	7
Number of paid members	-	7	-	7
Bonus
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	-	-	-
Planned amount in the compensation plan if the goals are met	-	-	-	-
Profit sharing
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	616,322.48	-	616,322.48
Valor previsto no plano de remuneração, caso as metas sejam atingidas	-	616,322.48	-	616,322.48

(1) It corresponds to the number of officers and directors, as applicable that received a variable compensation acknowledged in the Eletrobras result of the fiscal year, pursuant to CVM/SEP/No.02/2015. The Company’s CEO is also a member of the Board of Directors, but the values of the variable compensation received by the CEO are only recorded as to a member of the statutory executive board, given that the members of the Board of Directors do not receive compensation of this nature.

Fiscal Year ended on December 31, 2014
	Board of Directors	Executive Board	Fiscal Council	Total
Number of members (1)	-	6.75	-	6.75
Number of paid members	-	6.75	-	6.75
Bonus
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	-	-	-
Planned amount in the compensation plan if the goals are met	-	-	-	-
Amount acknowledged in the result of the last fiscal year	-	-	-	-
Profit sharing
Minimum amount estimated in the compensation plan	-	-	-	-
Maximum amount estimated in the compensation plan	-	553,116.97	-	553,116.97
Planned amount in the compensation plan if the targets are met	-	553,116.97	-	553,116.97
Amount acknowledged in the result of the last fiscal year	-	0.00	-	0.00
(1) It corresponds to the number of officers and directors, as applicable that received variable compensation acknowledged in the Eletrobras result of the fiscal year, pursuant to CVM/SEP/No.02/2015. The Company’s CEO is also a member of the Board of Directors, but the values of the variable compensation received by the CEO are only recorded as to a member of the executive board, given that the members of the Board of Directors do not receive compensation of this nature.

Fiscal Year ended on December 31, 2013
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members (1)	-	6	-	6
Number of paid members	-	6	-	6
Bonus
Minimum amount expected in the remuneration plan	-	-	-	-
Maximum amount expected in the remuneration plan	-	-	-	-
Amount expected in the remuneration plan, in case the goals are reached	-	-	-	-
Amount actually collected in the result of last fiscal year	-	-	-	-
Participation in the results
Minimum amount expected in the remuneration plan	-	-	-	-
Maximum amount expected in the remuneration plan	-	451,157,50	-	451,157,50
Amount expected in the remuneration plan, in case the goals are reached	-	451,157,50	-	451,157,50
Amount actually collected in the result of last fiscal year	-	451,157,50	-	451,157,50

(1) Corresponding to the number of directors and counselors, as applicable, to whom the acknowledged variable remuneration was attributed in the Eletrobrás result in the fiscal year, according to the provisions in the Circular Official Communication CVM/SEP/#02/2015. The Company President is also a member of the Board of Directors, but the amounts of the variable remuneration he received are only booked as a member of the board of directors, since the members of the Board of Directors are not remunerated under these conditions.

Fiscal Year ended on December 31, 2012
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members (1)	-	6	-	6
Number of paid members	-	6	-	6
Bonus
Minimum amount expected in the remuneration plan	-	-	-	-
Maximum amount expected in the remuneration plan	-	-	-	-
Amount expected in the remuneration plan, in case the goals are reached	-	-	-	-
Amount actually collected in the result of last fiscal year	-	-	-	-
Participation in the results
Minimum amount expected in the remuneration plan	-	-	-	-
Maximum amount expected in the remuneration plan	-	435,476,69	-	435,476,69
Amount expected in the remuneration plan, in case the goals are reached	-	435,476,69	-	435,476,69
Amount actually collected in the result of last fiscal year	-	435,476,69	-	435,476,69

(1) Corresponding to the number of directors and counselors, as applicable, to whom the acknowledged variable remuneration was attributed in the Eletrobrás result in the fiscal year, according to the provisions in the Circular Official Communication CVM/SEP/#02/2015. The Company President is also a member of the Board of Directors, but the amounts of the variable remuneration he received are only booked as a member of the board of directors, since the members of the Board of Directors are not remunerated under these conditions.

13.4 - Remuneration plan based in actions of the Board of Directors and the Executive Board

Eletrobrás does not have a remuneration plan based in actions of the Board of Directors and the Executive Board.

13.5 - Remuneration plan based in actions of the Board of Directors and the Executive Board for the past three (3) Fiscal Years

The Board of Directors and the Executive Board of Eletrobrás do not have a remuneration plan based in actions.

13.6 - Information on the outstanding options held by the Board of Directors and the Executive Board

The Board of Directors and the Executive Board of Eletrobrás do not have options outstanding.

13.7 - Performed options and delivered actions related to the remuneration based in actions of the Board of Directors and the Executive Board

The Board of Directors and the Executive Board of Eletrobrás do not have performed options and delivered actions related to the remuneration based in actions.

13.8 - Necessary information for understanding the data disclosed on items 13.5 to 13.7 – Pricing method on the value of stocks and options

Item is not applicable, since Eletrobrás has no stock-based compensation plan, as well as the Board of Directors and the Executive Board of Eletrobrás have no outstanding options, exercised options and shares delivered relating to stock-based compensation.

13.9 - Participations in shares, quotas and other convertible securities, held by administrators and tax advisers – per office

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

Characteristic of Titles	Quantity (1)
	Board of Directors	Executive Board	Fiscal Council
Common Shares	224	1	96.400
Preferred Shares Class A	-	-	-
Preferred Shares Class B	-	-	-

(1)     To avoid duplicity, considering that the CEO of the company is also a member of the Board of Directors, the value of the securities he detained was released in the field concerning the Board of Directors.

At the closing date of the fiscal year, the members of the Board of Directors, Executive Board or of the Fiscal Council do not hold stock or shares directly or indirectly held in Brazil or abroad, or other securities convertible into stock or shares by direct or indirect comptrollers of Eletrobrás and/or subsidiaries or common control of Eletrobrás, on the closing date of last fiscal year.

13.10 - Information about pension plans granted to members of the Board of Directors and to the Executive Board

	Board of Directors	Executive Board	Total
Number of members (1)	10	7	17
Number of paid members	-	4	4
Name of Plan	Eletrobrás Social Security Foundation
Amount of Administrators who meet the conditions to retire	-	Not available	Not available
Conditions for early retirement	-	Can be requested by participants with over 50 years old, who are retired by Social Security and do not have any more employment attachments with the plan sponsor, provided that the participant has completed 10 years of membership.	-
Updated value of accumulated contributions in the pension plan until the end of the last fiscal year, deducting the portion relating to contributions made directly by administrators	-	R$ 1,230,095,51	R$ 1,230,095,51
Total accumulated value of contributions made during the last fiscal year, deducting the portion relating to contributions made directly by administrators	-	R$ 355,768,28	R$ 355,768,28
Possibility of early redemption and conditions	-	The cancellation of the registration of the participant, when proven the termination of the employment relationship with the sponsor, whenever this cancellation takes place before it is being earned as a Monthly Income benefit offered by the plan, the redemption will be allowed as a lump sum payment or in installments at the choice of the participant, with the due income tax being discounted.	-

(1) Corresponds to the number of Directors and advisors, as applicable, related to the pension plan, as set forth in Circular Letter CVM/SEP/nº 02/2015.

	Board of Directors	Executive Board	Total
Number of members (1)	10	7	17
Number of paid members	-	1	1
Name of Plan		Previnorte (Director pension plan linked to Eletronorte)
Amount of Administrators who meet the conditions to retire	-	-	-
Conditions for early retirement	-	Can be requested by participants with over 50 years old, who are retired by Social Security and do not have any more employment attachments with the plan sponsor, provided that the participant has completed 10 years of membership.	-
Updated value of accumulated contributions in the pension plan until the end of the last fiscal year, deducting the portion relating to contributions made directly by administrators	-	R$ 242,096,72 (2)	R$ 242,096,72
Total accumulated value of contributions made during the last fiscal year, deducting the portion relating to contributions made directly by administrators	-	R$ 55,131,63	R$ 55,131,63
Possibility of early redemption and conditions	-	The early redemption is possible in cases of termination of employment with Eletronorte, provided that the participant is not entitled to the complementary retirement or in the case of cancellation of the Plan by request or default. The participant may request the redemption account balance established with contributions made by him, including the net return of investments made with the resources of the plan.	-

(1) Corresponds to the number of Directors and advisors, as applicable, related to the pension plan, as set forth in Circular letter CVM/SEP/nº 02/2015.

(2) Values corresponding exclusively to the amounts of contribution by Eletrobrás. The plan was previously sponsored by Eletronorte, to which the principal beneficiary was bound before his tenure as Director of Eletrobrás.

13.11 – Maximum, minimum and average individual remuneration of the Board of Directors, Executive Board and Fiscal Council

Annual values

	Executive Board						Board of Directors						Fiscal Council
	12/31/2014		12/31/2013		12/31/2012		12/31/2014		12/31/2013		12/31/2012		12/31/2014		12/31/2013		12/31/2012
# Of members	Total	Remunerated	Total	Remunerated	Total	Remunerated	Total	Remunerated	Total	Remunerated	Total	Remunerated	Total	Remunerated	Total	Remunerated	Total	Remunerated
	6,75	6,75	6,00	6,00	6,00	6,00	8,33	7,33	9,00	8,00	9,25	8,25	5,08	5,08	5,00	5,00	4,75	4,75
Highest remuneration (Brazilian Reais)	1,298,743,42		1,250,001,73		1,326,193,82		71,862,68		70,579,68		60,530,95		76,486,72		70,579,68		62,531,60
Lowest remuneration (Brazilian Reais)	852,267,47		957,812,07		862,817,00		59,885,58		67,579,68		59,690,95		71,862,68		67,699,68		60,530,95
Average remuneration (Brazilian Reais)	959,827,01		1,016,813,86		968,593,78		70,155,68		68,239,68		60,002,95		72,109,08		69,491,72		61,557,83

Note

ExecutiveBoard
12/31/2014

The value of fees distributed to the members of the Executive Board is the same for every member, except the addition of 5% for the CEO in relation to other members and the fees earned by one employed Director.

The President is also a member of the Board of Directors, but the remuneration he earns in his capacity as a member of the Executive Board is not computed for the purpose of calculation of the remuneration of the Board of Directors and vice versa, as set forth in Circular Letter CVM/SEP/nº 02/2015. However, charges relating to his total remuneration are considered solely on the Executive Board.

The lowest annual individual remuneration was calculated with the exclusion of members of the respective organ that have exercised the position for less than 12 months, as set forth in Circular letter CVM/SEP/nº 02/2015.

The number of members is the annual average number of members of the management organ calculated monthly, pursuant to CVM/SEP/Nº02/2015.

12/31/2013

The value of fees distributed to the members of the Executive Board is the same for every member, except the addition of 5% for the CEO in relation to other members and the fees earned by one employed Director.

The President is also a member of the Board of Directors, but the remuneration he earns in his capacity as a member of the Executive Board is not computed for the purpose of calculation of the remuneration of the Board of Directors and vice versa, as set forth in Circular Letter CVM/SEP/nº 02/2015. However, charges relating to his total remuneration are considered solely on the Executive Board.

The lowest annual individual remuneration was calculated with the exclusion of members of the respective organ that have exercised the position for less than 12 months, as set forth in Circular letter CVM/SEP/nº 02/2015.

The number of members corresponding to the annual average number of members of that organ of the Administration calculated on a monthly basis, as set forth in Circular letter CVM/SEP/nº 02/2015.

12/31/2012

The value of fees distributed to the members of the Executive Board is the same for every member, except the addition of 5% for the CEO in relation to other members and the fees earned by one employed Director.

The President is also a member of the Board of Directors, but the remuneration he earns in his capacity as a member of the Executive Board is not computed for the purpose of calculation of the remuneration of the Board of Directors and vice versa, as set forth in Circular Letter CVM/SEP/nº 02/2015. However, charges relating to his total remuneration are considered solely on the Executive Board.

The lowest annual individual remuneration was calculated with the exclusion of members of the respective organ that have exercised the position for less than 12 months, as set forth in Circular letter CVM/SEP/nº 02/2015.

The number of members corresponding to the annual average number of members of that organ of the Administration calculated on a monthly basis, as set forth in Circular letter CVM/SEP/nº 02/2015.

Board of Directors
12/31/2014

The value of fees distributed among the members of the Board of Directors is the same for all members.

The lowest annual individual remuneration was calculated with the exclusion of members of the respective office in which they have held the position for less than 12 months, as set forth in Circular Letter CVM/SEP/nº 02/2015.

The number of members corresponds to the annual average number of members of that administration office calculated on a monthly basis, as set forth in Circular Letter CVM/SEP/nº 02/2015.

Whereas one of the members of the Board of Directors did not receive remuneration on the basis of Decree No. 1,957/1996, this was not considered for calculating the average value, having been used for calculating 6.4 members to the Board of Directors, as set forth in Circular letter CVM/SEP/nº 02/2015..

12/31/2013

The value of fees distributed among the members of the Board of Directors is the same for all members.

The lowest annual individual remuneration was calculated with the exclusion of members of the respective office in which they have held the position for less than 12 months, as set forth in Circular Letter CVM/SEP/nº 02/2015.

The number of members corresponds to the annual average number of members of that administration office calculated on a monthly basis, as set forth in Circular Letter CVM/SEP/nº 02/2015.

Whereas one of the members of the Board of Directors did not receive remuneration on the basis of Decree No. 1,957/1996, this was not considered for calculating the average value, having been used for calculating 8 members to the Board of Directors, as set forth in Circular letter CVM/SEP/nº 02/2015..

12/31/2012

The value of fees distributed among the members of the Board of Directors is the same for all members.

The lowest annual individual remuneration was calculated with the exclusion of members of the respective office in which they have held the position for less than 12 months, as set forth in Circular Letter CVM/SEP/nº 02/2015.

The number of members corresponds to the annual average number of members of that administration office calculated on a monthly basis, as set forth in Circular Letter CVM/SEP/nº 02/2015.

Whereas one of the members of the Board of Directors did not receive remuneration on the basis of Decree No. 1,957/1996, this was not considered for calculating the average value, having been used for calculating 8.25 members to the Board of Directors, as set forth in Circular letter CVM/SEP/nº 02/2015..

Fiscal Council
12/31/2014

The value of fees distributed among the members of the Supervisory is the same for all members.

The lowest annual individual remuneration was calculated with the exclusion of members of the respective office in which they have held the position for less than 12 months, as set forth in Circular Letter CVM/SEP/nº 02/2015.

The number of members corresponds to the annual average number of members of that administration office calculated on a monthly basis, as set forth in Circular Letter CVM/SEP/nº 02/2015.

12/31/2013

The value of fees distributed among the members of the Supervisory is the same for all members.

The lowest annual individual remuneration was calculated with the exclusion of members of the respective office in which they have held the position for less than 12 months, as set forth in Circular Letter CVM/SEP/nº 02/2015.

The number of members corresponds to the annual average number of members of that administration office calculated on a monthly basis, as set forth in Circular Letter CVM/SEP/nº 02/2015.

12/31/2012

The value of fees distributed among the members of the Supervisory is the same for all members.

The lowest annual individual remuneration was calculated with the exclusion of members of the respective office in which they have held the position for less than 12 months, as set forth in Circular Letter CVM/SEP/nº 02/2015.

The number of members corresponds to the annual average number of members of that administration office calculated on a monthly basis, as set forth in Circular Letter CVM/SEP/nº 02/2015.

13.12 - Mechanisms of remuneration or compensation for administrators in case of dismissal from office or retirement

Eletrobrás does not have mechanisms for remuneration or compensation of administrators in case of dismissal from office or retirement.

13.13 - Percentage on total remuneration held by administrators and members of the Fiscal Council who are parties relating to comptrollers

Item not applicable, considering that there are no administrators and members of the Fiscal Council of Eletrobrás who are parties related to comptrollers.

13.14 - Remuneration of administrators and Fiscal Council members, grouped by office, earned for any reason other than the position they hold

In the past three (3) fiscal years, there has been no payment of remuneration to members of the Board of Directors, Executive Board or the Fiscal Council of Eletrobrás by any reason other than the position they hold.

13.15 - Remuneration of administrators and Fiscal Council members recognized in the direct or indirect result of comptrollers, companies under common control and subsidiaries of the issuer

In the past three (3) fiscal years there have been no:

(a)   portions of remuneration supported by subsidiaries of Eletrobrás, their direct or indirect controllers and companies under common control, that have been associated to the members of the Board of Directors, Executive Board and of the Fiscal Council in relation to the post held at Eletrobrás; and/or

(b)  remuneration received by administrators and members of the Fiscal Council of Eletrobrás, which have been recognized in the results of subsidiaries of Eletrobrás, direct or indirect controllers of Eletrobrás or of companies under common control, even if not related to the post held in the issuer.

13.16 - Other relevant information

In addition to the information provided in item 13.2, in 2013, in lieu of compensation, the administrators of Eletrobrás received the amount of R$ 119,130.15 referring to travel per diems. In 2014, the amount received for indemnity funds of this nature was R$ 162,786.17. These amounts are recognized in the annual financial statements of Eletrobras.

In addition, it is relevant to mention that the values indicated in item 13.2 correspond to values of the remuneration of administrators for the related financial years (i.e. from January 1 to December 31 of each year). However, for the purposes of approval at the annual general meeting, the remuneration of administrators is proposed for the period of their office, which is typically initiated in April a year and ended in March of the following year. Thus, the table below indicates the information in item 13.2 of this Reference Form as foreseen for the term of office of the administrators of Eletrobrás, which will start in April 2015 and end in March 2016:

Proposal for Remuneration of Administrators According to the Term of Office (April 2015 to March 2016)
	Board of Directors		Executive Board		Fiscal Council		Total
# Of members	Total	Remunerated	Total	Remunerated	Total	Remunerated	Total	Remunerated
	10	10	7	7	5	5	22	22
Fixed annual remuneration
Earnings or revenue	761,650.77		4,355,617.75		380,825.39		5,498,093.91
Direct and indirect benefits	0.00		1,980,543.87		0.00		1,980,543.87
Participation in committees	0.00		0.00		0.00		0.00
Other	15,.330.15		1,424,573.98		76,165.08		1,653,069.21
Description of other fixed remuneration	Amounts paid by way of fees – INSS		Amounts paid by way of fees-INSS/FGTS		Amounts paid by way of fees-INSS
Variable remuneration
Bonus	0.00		0,00		0.00
Participation of results	0.00		615,945.74		0.00		615,945.74
Participation in meetings	0.00		0,00		0.00
Commissions	0.00		0,00		0.00
Other	0.00		172,464.81		0.00		172,464.81
Description of other variable remuneration	Not applicable		Not applicable		Not applicable		-
After Employment	0.00		700,254.86		0.00		700,254.86
Cessation of Office	0.00		0.00		0.00		0.00
Stock-based	0.00		0.00		0.00		0.00
Note	The number of members corresponds to the annual average number of members of that administration office calculated on a monthly basis, as set forth in Circular letter CVM/SEP/nº 02/2015.		The number of members corresponds to the annual average number of members of that administration office calculated on a monthly basis, as set forth in Circular letter CVM/SEP/nº 02/2015.		The number of members corresponds to the annual average number of members of that administration office calculated on a monthly basis, as set forth in Circular letter CVM/SEP/nº 02/2015.		-
Total remuneration	913,980.93		9,249,401.01		456,990.46		10,620,372.40

Additionally, for purposes of providing a better understanding about the amounts effectively recognized for the period from April 2014 to March 2015, corresponding to the last term of the current members of the Company’s Management, the table below indicates the item information 13.2 this reference Form as planned for the reporting period:

Management Compensation recognized within the mandate (from April 2014 to March 2015)
	Board of Directors		Executive Board		Fiscal Council		Total
Number of members	Total	Paid	Total	Paid	Total	Paid	Total	Paid
Number of paid members	8	8	7	7	5	5	20	20
Fixed annual compensation
Salary or management fees	429,854.39		3,489,425.46		305,479.76		4,224,759.61

Direct and indirect benefits Direct and indirect benefits	0,00				0,00		1,052,008.20
			1,052,008.20

Participation in committees	0,00		0,00		0,00		0,00
Other	74,842.43		1,096,008.52		61,095.78		1,231,946.73
Description of other fixed compensations	Amounts paid for charges - INSS		Amounts paid for charges - INSS and FGTS		Amounts paid for charges - INSS
Variable compensation
Bonus	0.00		0.00		0.00		0.00
Profit sharing	0.00		0.00		0.00		0.00
Participation in meetings	0.00		0.00		0.00		0.00
Fees	0.00		0.00		0.00		0.00
Other	0.00		0.00		0.00		0.00

Description of other variable compensations	Not applicable		Not applicable		Not applicable		0.00

Post-employment Term of office	0.00		421,881.51		0.00		42,881.51

Stock-based	0.00		0.00		0.00		0.00

Post-employment	0.00		0.00		0.00		0.00
Term of office	The number of members is the annual average number of members of the management body calculated monthly, pursuant to CVM/SEP/No.02/2015.		The number of members is the annual average number of members of the management body calculated monthly, pursuant to CVM/SEP/No.02/2015.		The number of members is the annual average number of members of the management body calculated monthly, pursuant to CVM/SEP/No.02/2015.		-
Total compensation	504,696.82		6,059,323.69		366,575.54		6,930,596.05

Annex 06

Rules for election of members to the Board of Directors, Fiscal Council by the Non-Controlling Shareholders

In compliance with the best practices of corporate governance, this Company clarifies the possible scenarios for election of members to the Board of Directors and Fiscal Council by the non-controlling shareholders, in accordance with the following:

1.            Nominations of Candidates by Non-Controlling Shareholders:

The shareholders interested in nominating candidates to the Board of Directors or the Fiscal Council of the company must do so preferably up to three (3) business days before the date of the Annual General Meeting to be held on April 30th, 2015, using written notice, via letter addressed to the Investor Relations Department-DFR, Division of Market Service – DFRM, at the address Av. Presidente Vargas, n° 409-9° andar, in the city of Rio de Janeiro, RJ, stating the full name and qualifications of the candidate, as well as the particulars required by article 10 of CVM Instruction 481.

Additionally, the shareholder submitting the nomination of a member of the Board of Directors in accordance with the aforementioned should send a copy of the instrument of declaration on the applicant at the same time the statement, according to article 2 of CVM Instruction nº 367 of May 29th, 2002, or declare that the nominated person informed his position to sign such an instrument, indicating any possible caveats.

Candidates must possess the requirements established by the Brazilian Corporation Law to be elected to their respective positions.

Information concerning candidates nominated by shareholders shall be disclosed by the Company in the category "Notice to Shareholders", available on the websites of the company (www.eletrobras.com/elb/ri), the CVM (www.cvm.gov.br) and BM & FBovespa (www.bmfbovespa.com.br) within two (2) business days after receipt of the said indication by letter.

Notwithstanding the aforementioned deadline, the shareholder may submit a candidate for Member of the Board of Directors or Fiscal Council during the General Meeting, and such indications be accompanied by the documents and information listed above for availability to the shareholders in attendance.

2.            Board of Directors:

2.1. Number of Members of the Board of Directors and Mandate:

In accordance with the Bylaws of Eletrobrás, the Board of Directors of Eletrobrás will consist of 10 (ten) members, being one (1) a member elected by the employees of the company, in a voting held separately according to Federal Law No. 12,353/2010, and up to 9 (nine) members may be elected at the Annual General Meeting, to be held by the shareholders on April 30th, 2015 as follows:

(i)            Seven (7) members elected by the controlling shareholders, with six (6) members being chosen by the Ministry of Mines and Energy and one (1) elected by the Ministry of Planning, Budget and Management, in accordance with the legislation in force;

(ii)           One (1) member elected by minority shareholders holding common shares according to the Brazilian Corporation Law; and

(iii)          One (1) a member elected by the holders of preferred shares, representing at least ten per cent of the share capital, according to the Brazilian Corporation Law.

The office term of the Board Members elected at the Annual General Meeting to be held in April 30th, 2015 shall be in force until the Annual General Meeting to be held in 2016.

2.2. Elections by Non-Controlling Shareholders:

Regarding the scenarios and rules to be observed by non-controlling shareholders for election of a Board Member as their representative on the Board of Directors, the Company clarifies the following:

2.2.1. Proof of stock ownership and representation at AUG:

Pursuant to §6 of article 141 of the Brazilian Corporation Law, only those shareholders who provide evidence of uninterrupted ownership of equity participation during the minimum period of three (3) months immediately prior to the annual general meeting may exercise the right to elect members to the Board of Directors, as required by the §4 of article 141 of the Brazilian Corporation Law.

2.2.2. Non-controlling shareholders holding common shares:

2.2.2.1.  Voto Múltiplo: Artigo 141 da Lei das Sociedades por Ações

Multiple vote: Article 141 of the Brazilian Corporation Law

According to provisions in article 141 of the Brazilian Corporation Law and articles 1 and 3 of CVM Instruction #165 on December 11th, 1991, as amended, of the shareholders representing at least 5% (five per cent) of the voting share capital of the Company may require the adoption of the multiple vote process for election of the members of the Board of Directors.

Upon the request of the multiple voting process, the following are observed:

(i) the multiple voting process will apply to the election of seven (07) members of the Board of Directors, not considering, therefore, that the members shall be elected separately (a) as a representative of the Company's employees; (b) the non-controlling holders of common shares; and (c) the non-controlling holders of preferred shares; and

(ii) the non-controlling holders of common shares who choose to participate in the separate election process for a Board member, in accordance with item 2.2.2.2. below, may not participate in the election via multiple voting process with the same shares held, subject to exercise the right to vote twice for the same action.

The adoption of this process must be requested within 48 (forty-eight) hours in advance of the Annual General Meeting on April 30th, 2015.

2.2.2.2. Separate election: Articles 141, § 4 and 5, and 239 of the Brazilian Corporation Law

The non-controlling shareholders holding common shares may elect, by majority vote, up to one (1) member of the Board of Directors, based on:

(i)    Article 239 of the Brazilian Corporation Law; or

(ii)   Article 141, fourth and fifth paragraphs of the Brazilian Corporation Law, provided that they hold at least 15% of the total shares with voting rights.

As provided in the Circular Letter/CVM/SEP/nº 02/2015, the article 239 of the Brazilian Corporation Law is specifically directed at the holders of common shares and overrides in the mixed economy companies, as it is the case of Eletrobrás, the separate election mechanism presented in article 141, §4 and §5. Therefore, in case of election held on the grounds mentioned in article 239, any shareholder holding common shares can participate in separate election based on article 141 of the Brazilian Corporation Law, §4 and §5.

The separate vote to be made by the non-controlling shareholders holders of common shares prevents the participation of the controlling shareholders or entities in which he directly or indirectly exerts decisive influence.

Pursuant to Circular Letter CVM/SEP/nº 02/2015, the impediment of voting is intended for shareholders and the vote should be assessed to determine any influence by the controlling shareholder and in case he decides to vote in the election separately, he should be able to provide the necessary information to demonstrate that there has been no influence, in case it is requested by the General Meeting.

2.2.3. Holders of preferred shares:

The holders of preferred shares may elect, by a majority, in separate voting, up to one (1) member to the Board of Directors, since they represent at least 10% (ten) percent of the share capital.

Pursuant to Circular Letter CVM/SEP/Nº 02/2015, for the purpose of calculating the minimum percentage of 10%, there must be considered the total number of shares of the company, excluding only those shares held in Treasury.

The separate vote to be made by the holders of preferred shares prevents the participation of the controlling shareholders or entities in which he directly or indirectly exerts decisive influence.

Pursuant to Circular Letter CVM/SEP/Nº 02/2015, the impediment of voting is intended for shareholders and the vote should be assessed to determine any influence by the controlling shareholder and in case he decides to vote in the election separately, he should be able to provide the necessary information to demonstrate that there has been no influence, in case it is requested by the General Meeting.

2.2.4. Joint Voting - Minority Shareholders – article 141, § 5, Brazilian Corporation Law

The non-controlling shareholders holding preferred shares and non-controlling shareholders holding common shares may aggregate their shares to vote for one (1) member to the Board of Directors, provided that: (i) the non-controlling shareholders holding common shares have not elected any member on the basis of article 141, I or 239 of the Brazilian Corporation Law;  (ii) the holders of preferred shares have not elected any member on the basis of article 141, II, Brazilian Corporation Law; and (iii) the holders of preferred shares and non-controlling shareholders holding common shares together constitute the quorum of 10% of the share capital of the Company.

Pursuant to Circular Letter CVM/SEP/Nº 02/2015, for the purpose of calculating the minimum percentage of 10%, there must be considered the total number of shares of the company, excluding only those shares held in Treasury.

Under § 5 of article 141 of the Brazilian Corporation Law, the controlling shareholder or entities in which it directly or indirectly exert decisive influence are prevented from participating in the separate voting.

Pursuant to Circular Letter CVM/SEP/Nº 02/2015, the impediment of voting is intended for shareholders and the vote should be assessed to determine any influence by the controlling shareholder and in case he decides to vote in the election separately, he should be able to provide the necessary information to demonstrate that there has been no influence, in case it is requested by the General Meeting.

As provided in the Circular Letter/CVM/SEP/Nº 02/2015, the article 239 of the Brazilian Corporation Law is specifically directed at the holders of common shares and overrides in the mixed economy companies, as it is the case of Eletrobrás, the separate election mechanism presented in article 141, §4 and §5. Therefore, in case of election held on the grounds mentioned in article 239, any shareholder holding common shares can participate in separate election based on article 141 of the Brazilian Corporation Law, §4 and §5.

3.            Fiscal Council

3.1. Maximum number of members of the Fiscal Council, Election and Term:

In accordance with the Bylaws of Eletrobrás, the Fiscal Council of Eletrobrás will consist of five (5) members, to be elected at the annual general meeting, to be held on April 30th, 2015, by the following shareholders:

(i)    Three (3) members elected by the major shareholders, being one (1) indicated by the Ministry of Finance;

(ii)   One (1) member elected by a majority of the minority shareholders holding common shares, in a separate vote, in accordance with the Brazilian Corporation Law; and

(iii)  One (1) member elected by a majority of the minority shareholders holding preferred shares, in a separate vote, in accordance with the Brazilian Corporation Law.

The separate vote to be made by the minority shareholders holders of common shares and the majority shareholders holding preferred shares prevents the participation of the controlling shareholders or entities in which he directly or indirectly exerts decisive influence.

Pursuant to Circular Letter CVM/SEP/nº 02/2015, the impediment of voting is intended for shareholders and the vote should be assessed to determine any influence by the controlling shareholder and in case he decides to vote in the election separately, he should be able to provide the necessary information to demonstrate that there has been no influence, in case it is requested by the General Meeting.

The mandate of the members of the Fiscal Council elected at the Annual General Meeting on April 30th, 2015 will remain in full force and effect until the Annual General Meeting to be held in 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.